07027810

DORSEY
DORSEY & WHITNEY LLP

DANIEL M. MILLER
(604) 630-5199
FAX (604) 687-8504
miller.dan@dorsey.com

October 30, 2007

RECEIVED
OCT ... 2007
185

SUPPL

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

Re: Highpine Oil & Gas Limited
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34869

Dear Sirs/Mesdames:

On behalf of our client, Highpine Oil & Gas Limited (the "Corporation"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's documents listed on Schedule A hereto.

As required pursuant to Rule 12g3-2(b), the Corporation's exemption number is 82-34869.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Daniel M. Miller

DMM/dmm
Enclosure

cc: Fred Davidson
Burnet, Duckworth & Palmer LLP

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

11/7

DORSEY & WHITNEY LLP • WWW.DORSEY.COM • T 604.687.5151 • F 604.687.8504
SUITE 1605 • 777 DUNSMUIR STREET • P.O. BOX 10444 • PACIFIC CENTRE • VANCOUVER, B.C., CANADA V7Y 1K4
USA CANADA EUROPE ASIA

SCHEDULE A

1. Annual Information Form for the year ended December 31, 2006
2. 2006 Annual Report
3. Annual Certification of the CEO for the year ended December 31, 2006
4. Annual Certification of the CFO for the year ended December 31, 2006
5. Interim Certification of the CEO for the quarter ended September 30, 2006
6. Interim Certification of the CEO for the quarter ended March 31, 2007
7. Interim Certification of the CEO for the quarter ended June 30, 2007
8. Interim Certification of the CFO for the quarter ended September 30, 2006
9. Interim Certification of the CFO for the quarter ended March 31, 2007
10. Interim Certification of the CFO for the quarter ended June 30, 2007
11. Interim financial statements for the quarter ended September 30, 2006
12. Interim financial statements for the quarter ended March 31, 2007
13. Interim financial statements for the quarter ended June 30, 2007
14. Management's Discussion and Analysis for the quarter ended September 30, 2006
15. Management's Discussion and Analysis for the quarter ended March 31, 2007
16. Management's Discussion and Analysis for the quarter ended June 30, 2007
17. Notice of Annual Meeting and Management Information Circular for the Annual General Meeting of Shareholders to be held on May 9, 2007
18. Form of Proxy for Annual General Meeting of Shareholders
19. Report of Voting Results from Annual General Meeting of Shareholders
20. ON Form 13-502F1 – Annual Participation Fee for Reporting Issuers for December 31, 2006
21. News release, dated September 5, 2006
22. News release, dated September 28, 2006
23. News release, dated November 8, 2006
24. News release, dated November 14, 2006
25. News release, dated December 21, 2006
26. News release, dated January 18, 2007
27. News release, dated March 8, 2007
28. News release, dated March 12, 2007
29. News release, dated March 30, 2007
30. News release, dated April 10, 2007
31. News release, dated May 8, 2007
32. News release, dated May 16, 2007
33. News release, dated May 22, 2007
34. News release, dated June 18, 2007
35. News release, dated August 9, 2007
36. News release, dated September 11, 2007
37. News release, dated October 29, 2007

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, A. Gordon Stollery, Chairman and Chief Executive Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 16, 2007

(Signed) A. Gordon Stollery
A. Gordon Stollery
Chairman and Chief Executive Officer
Highpine Oil & Gas Limited

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Harry D. Cupric, Vice President, Finance and Chief Financial Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 16, 2007

(Signed) Harry D. Cupric

Harry D. Cupric
Vice President, Finance and Chief Financial Officer
Highpine Oil & Gas Limited

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, A. Gordon Stollery, Chairman and Chief Executive Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 9, 2006

(Signed) A. Gordon Stollery
A. Gordon Stollery
Chairman and Chief Executive Officer
Highpine Oil & Gas Limited

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, A. Gordon Stollery, Chairman and Chief Executive Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

(Signed) A. Gordon Stollery

A. Gordon Stollery
Chairman and Chief Executive Officer
Highpine Oil & Gas Limited

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, A. Gordon Stollery, President and Chief Executive Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

(signed) *"A. Gordon Stollery"*
A. Gordon Stollery
President and Chief Executive Officer
Highpine Oil & Gas Limited

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Harry D. Cupric, Vice President, Finance and Chief Financial Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 9, 2006

(Signed) Harry D. Cupric
Harry D. Cupric
Vice President, Finance and Chief Financial Officer
Highpine Oil & Gas Limited

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Harry D. Cupric, Vice President, Finance and Chief Financial Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 9, 2007

(Signed) Harry D. Cupric

Harry D. Cupric
Vice President, Finance and Chief Financial Officer
Highpine Oil & Gas Limited

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Harry D. Cupric, Vice President, Finance and Chief Financial Officer of Highpine Oil & Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Highpine Oil & Gas Limited, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

(signed) *"Harry D. Cupric"*
Harry D. Cupric
Vice President, Finance and Chief Financial Officer
Highpine Oil & Gas Limited

CONSOLIDATED BALANCE SHEETS

As at	September 30, 2006	December 31, 2005
($000s) (unaudited)		
Assets		
Current assets		
Accounts receivable	**61,888**	40,716
Prepaid expenses and deposits	**2,281**	1,795
Financial instruments *(note 7)*	**2,970**	763
	67,139	43,274
Property, plant and equipment *(note 3)*	**935,535**	493,330
Long-term investment, at cost	**1,150**	1,000
Deferred charges	**--**	251
Goodwill *(note 2)*	**357,425**	215,835
	1,361,249	753,690
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**74,640**	47,403
Bank indebtedness *(note 5)*	**--**	104,707
	74,640	152,110
Long-term debt *(note 5)*	**113,287**	--
Future income taxes	**156,260**	84,167
Asset retirement obligations *(note 4)*	**11,015**	5,898
Deferred lease inducements	**429**	492
Shareholders' equity		
Share capital *(note 6)*	**957,119**	479,496
Contributed surplus *(note 6)*	**8,200**	3,627
Retained earnings	**40,299**	27,900
	1,005,618	511,023
	1,361,249	753,690

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
($000s, except per share amounts) (unaudited)				
Revenues				
Oil and gas revenues	**57,753**	54,220	**181,203**	92,206
Royalties, net of ARTC	**(13,948)**	(12,986)	**(51,894)**	(22,643)
Financial instruments				
Realized gains (losses)	**1,668**	(2,655)	**3,976**	(4,790)
Unrealized gains (losses)	**784**	(70)	**2,207**	(11)
	46,257	38,509	**135,492**	64,762
Interest and other income	**21**	1	**58**	6
	46,278	38,510	**135,550**	64,768
Expenses				
Operating costs	**9,472**	5,341	**23,715**	9,748
Transportation costs	**979**	339	**2,291**	1,492
General and administrative	**2,281**	1,605	**6,473**	3,957
Depletion, depreciation and accretion	**29,489**	20,550	**88,404**	34,603
Interest and finance costs	**1,570**	1,080	**3,461**	2,439
Stock-based compensation *(note 6)*	**1,389**	1,080	**4,344**	1,852
	45,180	29,995	**128,688**	54,091
Earnings before taxes	**1,098**	8,515	**6,862**	10,677
Taxes (reduction)				
Current	**--**	419	**(127)**	550
Future *(note 8)*	**584**	1,413	**(5,410)**	2,708
	584	1,832	**(5,537)**	3,258
Net earnings	**514**	6,683	**12,399**	7,419
Retained earnings, beginning of period	**39,785**	16,362	**27,900**	23,992
Stock dividend and adjustment	**--**	--	**--**	(8,366)
Retained earnings, end of period	**40,299**	23,045	**40,299**	23,045
Net earnings per share *(note 6)*				
Basic	**0.01**	0.15	**0.23**	0.23
Diluted	**0.01**	0.15	**0.22**	0.22

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30, 2006	2005	Nine Months Ended September 30, 2006	2005
($000s) (unaudited)				
Cash provided by (used in):				
Operating Activities				
Net earnings	**514**	6,683	**12,399**	7,419
Items not involving cash:				
Depletion, depreciation and accretion	**29,489**	20,550	**88,404**	34,603
Future income taxes (reduction)	**584**	1,413	**(5,410)**	2,708
Stock-based compensation	**1,389**	1,080	**4,344**	1,852
Unrealized losses (gains) on financial instruments	**(784)**	70	**(2,207)**	11
Abandonment expenditures	**(6)**	--	**(52)**	--
Amortization of deferred lease inducements	**(21)**	--	**(63)**	--
Funds from operations	**31,165**	29,796	**97,415**	46,593
Change in non-cash operating working capital	**(21,918)**	(14,940)	**(27,470)**	(29,505)
	9,247	14,856	**69,945**	17,088
Financing Activities				
Common shares issued for cash	**--**	--	**100,620**	72,000
Share issue costs	**(260)**	(2)	**(4,606)**	(4,811)
Proceeds on exercise of stock options	**67**	104	**1,150**	104
(Decrease) increase in bank indebtedness	**27,241**	23,821	**(20,985)**	17,818
	27,048	23,923	**76,179**	85,111
Investing Activities				
Property, plant and equipment additions	**(43,191)**	(48,631)	**(121,872)**	(103,227)
Property acquisitions	**(12,953)**	--	**(27,631)**	--
Purchase of investments	**--**	--	**(150)**	--
Net cash paid on business combination *(note 2)*	**(564)**	--	**(1,091)**	(429)
Proceeds on the disposition of property, plant and equipment	**--**	482	**--**	482
Deferred charges	**--**	--	**251**	--
Change in non-cash investing working capital	**20,413**	9,370	**4,369**	975
	(36,295)	(38,779)	**(146,124)**	(102,199)
Change in cash	**--**	--	**--**	--
Cash, beginning of period	**--**	--	**--**	--
Cash, end of period	**--**	--	**--**	--
Cash interest paid	**1,861**	982	**3,436**	1,946
Cash taxes paid	**(105)**	60	**263**	356

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2005
(unaudited)

1. Significant Accounting Policies

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the audited annual consolidated financial statements for the year ended December 31, 2005. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2005.

2. Acquisitions

On August 1, 2006, Highpine acquired Kick Energy Corporation ("Kick") for consideration of 14.8 million class A common shares at $283.3 million. Kick was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with the allocation of the preliminary purchase price as follows:

($000s)	
Net assets acquired and liabilities assumed	
Property, plant and equipment (including unproved properties totaling $27,092 and seismic totaling $5,477)	289,694
Goodwill	105,544
Working capital (deficiency)	(14,870)
Bank indebtedness	(25,095)
Asset retirement obligations	(2,835)
Future income taxes	(68,605)
	283,833
Consideration	
Acquisition costs	564
Class A common shares issued	283,269
	283,833

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

2. Acquisitions (continued)

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million class A common shares at $95.5 million. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

($000s)	
Net assets acquired and liabilities assumed	
Property, plant and equipment (including unproved properties totaling $25,800)	89,651
Goodwill	36,046
Working capital (deficiency)	(13,810)
Bank indebtedness	(4,470)
Asset retirement obligations	(1,145)
Future income taxes	(10,265)
	96,007
Consideration	
Acquisition costs	527
Class A common shares issued	95,480
	96,007

3. Property, Plant and Equipment

At September 30, 2006, approximately $167.5 million (December 31, 2005 – $112.4 million) of unproved property costs were excluded from the depletion calculation. Future development costs of $18.5 million (December 31, 2005 – $13.3 million) were included in the depletion calculation. Salvage value of $23.9 million (December 31, 2005 – $nil) was excluded from the depletion calculation. During the nine months ended September 30, 2006, general and administrative expenses of $2.4 million (September 30, 2005 – $0.7 million) were capitalized, including stock-based compensation of $0.4 million.

4. Asset Retirement Obligations

At September 30, 2006, the estimated total undiscounted cash flows required to settle asset retirement obligations were $17.4 million (December 31, 2005 – $10.0 million). Expenditures to settle asset retirement obligations will be incurred between 2006 and 2026. Estimated cash flows have been discounted using an annual credit adjusted risk-free interest rate of 8.0% per annum and have been inflated using an inflation rate of 2.0% per annum.

4. Asset Retirement Obligations (continued)

Changes to asset retirement obligations were as follows:

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
($000s)		
Asset retirement obligations, beginning of period	**5,898**	1,974
Liabilities acquired	**3,980**	1,903
Liabilities incurred	**730**	1,694
Liabilities settled	**(52)**	--
Accretion expense	**459**	327
Asset retirement obligations, end of period	**11,015**	5,898

5. Long-Term Debt

During the third quarter of 2006, the Company amended its credit facilities. At September 30, 2006, the Company had available a $205 million revolving term credit facility and a $20 million demand operating credit facility with a syndicate of Canadian financial institutions.

The revolving term credit facility has a 364-day extendable revolving period plus a one-year maturity. The term date of the revolving term credit facility is May 29, 2007. In the event that the term date of May 29, 2007 is not extended, the balance under the facility will be repayable on May 29, 2008. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25% depending on financial ratios of the Company. The demand operating facility bears interest at the lenders' prime rate.

The lenders review the credit facilities semi-annually. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

6. Share Capital

Nine Months Ended September 30, 2006	Shares	Amount
(000s)	*(#)*	*($)*
Class A common shares		
Balance, beginning of period	44,250	479,496
Issued to acquire White Fire *(note 2)*	**4,089**	**95,480**
Issued to acquire Kick *(note 2)*	**14,831**	**283,269**
Issued for cash	**4,300**	**100,620**
Stock options exercised	**171**	**1,150**
Contributed surplus transferred on exercise of stock options	--	**210**
Share issue costs less tax effect of $1,500	--	**(3,106)**
Balance, end of period	**67,641**	**957,119**

6. Share Capital (continued)

Per Share Amounts

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
(#000s)				
Weighted average number of common shares outstanding				
Basic	**62,479**	44,208	**54,408**	32,071
Dilutive effect of stock options	**877**	1,529	**945**	1,200
Diluted	**63,356**	45,737	**55,353**	33,271

Stock Options

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

A summary of changes is as follows:

	Nine Months Ended September 30, 2006		Year Ended December 31, 2005	
	Class A Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Class A Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(#000s)	*($)*	*(#000s)*	*($)*
Balance, beginning of period	**3,652**	**13.06**	1,542	5.26
Granted	**1,906**	**20.64**	2,308	18.96
Exercised	**(171)**	**(6.73)**	(47)	(3.89)
Cancelled	**(180)**	**(17.05)**	(224)	(17.00)
Stock dividend adjustment	--	--	73	--
Balance, end of period	**5,207**	**15.92**	3,652	13.06
Exercisable, end of period	**1,227**	**9.79**	556	4.33

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for the 2006 grants:

Weighted average expected volatility	33%
Risk-free rate of return	4.2%
Expected option life	4 years
Weighted average fair value per option	$7.42

The Company does not anticipate paying any dividends during the expected life of the options.

6. Share Capital (continued)

Contributed Surplus

($000s)	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
Balance, beginning of period	**3,627**	511
Stock-based compensation expense, net of recovery	**4,783**	3,151
Transferred to share capital on exercise of stock options	**(210)**	(35)
Balance, end of period	**8,200**	3,627

During the nine months ended September 30, 2006, $0.4 million of stock-based compensation was capitalized.

7. Commodity Price Risk Management

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. The Company considers all of these transactions to be effective economic hedges; however, these transactions may not qualify as effective hedges for accounting purposes. The following commodity price risk management agreements have been entered into:

Financial WTI Crude Oil Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at September 30, 2006
		(bbls/d)	*($/bbl)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	2,000	US $60.00 to $69.80	(6)
Jan 06 to Dec 06	Collar	1,000	US $55.00 to $77.25	(2)
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	300
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	546

Financial AECO Natural Gas Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at September 30, 2006
		(GJs/d)	*($/GJ)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	5,000	CDN $9.00 to $14.70	1,666
Jun 06 to Mar 07	Collar	5,000	CDN $5.40 to $12.00	350
Jul 06 to Mar 08	Collar	5,000	CDN $6.00 to $11.10	954

The financial AECO natural gas contracts have not been designated as effective accounting hedges. Accordingly, the financial AECO natural gas contracts have been accounted for as an asset in the consolidated balance sheet based on their fair value.

8. Income Taxes

The provision for future income taxes for the nine months ended September 30, 2006 was reduced by $9.1 million due to the substantively enacted reduction in Canadian federal and Alberta provincial corporate income tax rates. The reduction was recorded in the second quarter of 2006.

9. Comparative Balances

Certain of the comparative balances have been reclassified to conform to the current period's presentation.

CONSOLIDATED BALANCE SHEETS

($000s)(unaudited)	March 31, 2007	December 31, 2006
Assets		
Current assets		
Accounts receivable	**56,205**	54,944
Prepaid expenses and deposits	**2,973**	2,928
Financial instruments *(notes 2 and 7)*	**-**	3,194
	59,178	61,066
Property, plant and equipment *(note 3)*	**1,003,086**	972,599
Long-term investment, at cost *(notes 2 and 8)*	**1,150**	1,150
Goodwill	**358,096**	358,096
	1,421,510	1,392,911
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**102,410**	88,552
Financial instruments *(notes 2 and 7)*	**3,441**	-
	105,851	88,552
Long-term debt *(note 4)*	**157,870**	138,890
Future income taxes	**149,412**	151,802
Asset retirement obligations *(note 5)*	**11,281**	11,258
Deferred lease inducements	**387**	408
Shareholders' equity		
Share capital *(note 6)*	**957,403**	957,186
Contributed surplus *(note 6)*	**10,859**	9,962
Retained earnings	**28,447**	34,853
	996,709	1,002,001
Subsequent event *(note 4)*		
	1,421,510	1,392,911

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND RETAINED EARNINGS

	Three months ended March 31, 2007	2006
($000s, except per share amounts)(unaudited)		
Revenues		
Oil and natural gas revenues	**90,751**	61,806
Royalties, net of ARTC	**(26,718)**	(19,994)
Financial instruments *(note 7)*		
Realized gains	**1,795**	468
Unrealized (losses) gains	**(6,635)**	2,142
	59,193	44,422
Expenses		
Operating costs	**14,374**	6,895
Transportation costs	**1,592**	518
General and administrative	**3,355**	1,995
Depletion, depreciation and accretion	**45,610**	29,160
Interest and finance costs	**1,856**	1,125
Stock-based compensation *(note 6)*	**1,121**	1,520
	67,908	41,213
Earnings (loss) before taxes	**(8,715)**	3,209
Taxes (reduction)		
Current	**-**	180
Future	**(2,309)**	1,738
	(2,309)	1,918
Net earnings (loss) and comprehensive income	**(6,406)**	1,291
Retained earnings, beginning of period	**34,853**	27,900
Retained earnings, end of period	**28,447**	29,191
Net earnings (loss) per share *(note 6)*		
Basic	**$ (0.09)**	$ 0.03
Diluted	**$ (0.09)**	$ 0.03

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,	
	2007	2006
($000s)(unaudited)		
Cash provided by (used in):		
Operating Activities		
Net earnings (loss)	**(6,406)**	1,291
Items not involving cash:		
Depletion, depreciation and accretion	**45,610**	29,160
Future income taxes (reduction)	**(2,309)**	1,738
Stock-based compensation	**1,121**	1,520
Unrealized losses (gains) on financial instruments	**6,635**	(2,142)
Amortization of deferred lease inducements	**(21)**	(21)
Abandonment expenditures	**(516)**	-
Change in non-cash operating working capital	**1,631**	(16,121)
	45,745	15,425
Financing Activities		
Common shares issued for cash	**-**	100,620
Share issue costs	**-**	(4,339)
Proceeds on exercise of stock options	**176**	998
Increase (decrease) in bank indebtedness	**18,980**	(74,821)
	19,156	22,458
Investing Activities		
Property, plant and equipment additions	**(75,822)**	(46,559)
Property acquisitions	**-**	(210)
Purchase of investments	**-**	(150)
Net cash paid on business combination	**-**	(527)
Deferred charges	**-**	251
Change in non-cash investing working capital	**10,921**	9,312
	(64,901)	(37,883)
Change in cash	**-**	-
Cash, beginning of period	**-**	-
Cash, end of period	**-**	-
Cash interest paid	**2,207**	748
Cash taxes paid	**1,025**	280

See accompanying notes to the interim consolidated financial statements.

Three months ended March 31, 2007 and 2006
(tabular amounts in thousands of dollars, unless otherwise noted)

1. Significant Accounting Policies

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting policies and follow the same accounting policies as the most recent audited annual consolidated financial statements, except as noted below. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2006 and 2005.

2. Change in Accounting Policy

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") section 3855, "Financial Instruments - Recognition and Measurement," section 1530 "Comprehensive Income," section 3865 "Hedges" and section 3861 "Financial Instruments – Disclosure and Presentation." These standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2007 opening balances.

i) Financial instruments

All financial instruments must initially be recognized at fair value on the balance sheet date. The Company has classified each financial instrument into the following categories: held for trading financial assets and financial liabilities, loans or receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification. Unrealized gains and losses on held for trading financial instruments are recognized in earnings. Gains and losses on available for sale financial assets are recognized in other comprehensive income and are transferred to earnings when the asset is derecognized. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

Upon adoption and with any new financial instrument, an irrevocable election is available that allows entities to classify any financial asset or financial liability as held for trading, even if the financial instrument does not meet the criteria to designate it as held for trading. The Company has not elected to classify any financial assets or financial liabilities as held for trading unless they meet the held for trading criteria. A held for trading financial instrument is not a loan or receivable and includes one of the following criteria:

- it is a derivative, except for those derivatives that have been designated as effective hedging instruments;
- it has been acquired or incurred principally for the purpose of selling or repurchasing in the near future; or
- it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking.

ii) Derivative instruments and hedging activities

The Company may enter into derivative instrument contracts to manage its commodity price exposure, foreign exchange exposure and interest rate exposure. The Company does not enter into derivative instrument contracts for trading or speculative purposes. The Company may choose to designate derivative instruments as hedges. Hedge accounting continues to be optional.

iii) Comprehensive income

Comprehensive income consists of net earnings and other comprehensive income ("OCI"). OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge and the change in fair value of any available for sale financial instruments. Amounts included in OCI are shown net of tax. Accumulated other comprehensive income is a new equity category comprised of the cumulative amounts of OCI.

3. Property, Plant and Equipment

	March 31, 2007			December 31, 2006
	Cost	Accumulated depletion and depreciation	Net book value	Net book value
Petroleum and natural gas properties	$ 1,245,837	$ 245,516	$ 1,000,321	$ 969,784
Land, buildings and leaseholds	2,389	268	2,121	2,170
Office equipment and computers	1,033	389	644	645
	$ 1,249,259	$ 246,173	$ 1,003,086	$ 972,599

At March 31, 2007, approximately $155.9 million (December 31, 2006 – $152.2 million) of unproved property costs and unevaluated seismic costs were excluded from the depletion calculation. Future development costs of $39.7 million (December 31, 2006 – $56.4 million) were included in the depletion calculation. Salvage value of $23.9 million (December 31, 2006 – $23.9) was excluded from the depletion calculation. During the three months ended March 31, 2007, cash general and administrative expenses of $0.8 million (three months ended March 31, 2006 – $0.6 million) were capitalized. The Company also capitalized $0.4 million of stock based compensation expense for the three months ended March 31, 2007 and recovered $0.6 million of stock based compensation which had been capitalized in 2006 as a result of the cancellation of options.

4. Long-Term Debt

At March 31, 2007, the Company had available a $205 million revolving term credit facility with a syndicate of Canadian financial lenders and a $20 million demand operating credit facility with a Canadian financial lender.

The revolving term credit facility has a 364-day extendable revolving period plus a one-year maturity. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25 percent depending on financial ratios of the Company. The demand operating facility bears interest at the lenders' prime rate.

The lenders review the credit facilities semi-annually. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

On May 3, 2007, the revolving term credit facility was increased from $205 million to $230 million and the term date was extended to May 28, 2008.

Interest expense includes $1.9 million (three months ended March 31, 2006 - $1.1 million) in respect of debt repayable for a period exceeding one year.

5. Asset Retirement Obligations

At March 31, 2007, the estimated total undiscounted cash flows required to settle asset retirement obligations were $18.1 million (December 31, 2006 – $17.9 million). Expenditures to settle asset retirement obligations will be incurred between 2007 and 2027. Estimated cash flows have been discounted using an annual credit-adjusted risk-free interest rate of 8.0 percent per annum and have been inflated using an inflation rate of 2.0 percent per annum.

Changes to asset retirement obligations were as follows:

	Three months ended March 31, 2007	Year ended December 31, 2006
Asset retirement obligations, beginning of period	**11,258**	5,898
Liabilities acquired	**-**	3,980
Liabilities incurred	**314**	1,069
Liabilities settled	**(516)**	(368)
Accretion expense	**225**	679
Asset retirement obligations, end of period	**11,281**	11,258

6. Share Capital

Authorized:

(i) an unlimited number of class A common shares without par value; and

(ii) an unlimited number of class B common shares without par value issuable in series. The class B common shares are non-voting and are not entitled to the receipt of dividends.

	Three months ended March 31, 2007		Year ended December 31, 2006	
	Shares	Amount	Shares	Amount
	(thousands)	*($thousands)*	*(thousands)*	*($thousands)*
Class A common shares				
Balance, beginning of period	**67,648**	**957,186**	44,250	479,496
Issued to acquire White Fire	**-**	**-**	4,089	95,480
Issued to acquire Kick	**-**	**-**	14,831	283,269
Issued for cash	**-**	**-**	4,300	100,620
Stock options exercised	**13**	**176**	178	1,202
Contributed surplus transferred on exercise of stock options	**-**	**41**	-	225
Share issue costs less tax effect of (2007 - nil; 2006 – $1,500)	**-**	**-**	-	(3,106)
Balance, end of period	**67,661**	**957,403**	**67,648**	**957,186**

Per Share Amounts

	Three months ended March 31,	
	2007	2006
	(thousands)	*(thousands)*
Weighted average number of common shares outstanding		
Basic	**67,657**	47,796
Dilutive effect of stock options	**-**	421
Diluted	**67,657**	48,217

Anti-dilutive options excluded from the calculation of diluted earnings per share were 5.8 million (2006 – 30,000).

Stock Options

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

In March 2007, 1,850,500 stock options previously granted to non-officer employees at exercise prices ranging from $14.92 to $23.25 were repriced. The new exercise price was set at $12.05 which was the closing price of the Company's class A common shares on the day preceding the repricing. The vesting period of the repriced stock options, including vested stock options, was reset. As a result of the stock options repricing, the fair value of the stock options, calculated using the Black-Scholes model, increased by $5.1 million. The increase in the fair value of the stock options will be amortized over the four year vesting period of the repriced options. All other characteristics of the repriced options, including the expiry date, remain unchanged.

A summary of changes is as follows:

	Three months ended March 31, 2007		Year ended December 31, 2006	
	Class A Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Class A Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(thousands)	*($/share)*	*(thousands)*	*($/share)*
Balance, beginning of period	**5,077**	**15.80**	3,652	13.06
Granted	**1,368**	**12.16**	2,016	20.42
Exercised	**(13)**	**(13.79)**	(178)	(6.75)
Cancelled	**(637)**	**(19.29)**	(413)	(18.06)
Repriced	**(1,851)**	**(19.67)**	-	-
Repriced	**1,851**	**12.05**	-	-
Balance, end of period	**5,795**	**12.13**	5,077	15.80
Exercisable, end of period	**1,169**	**7.81**	1,271	9.44

Details of the exercise prices and expiry dates of options outstanding at March 31, 2007 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise price	Common Shares Issuable	Weighted Average Years to Expiry	Weighted Average Exercise Price	Common Shares Issuable	Weighted Average Exercise Price
	(thousands)	*(years)*	*($/share)*	*(thousands)*	*($/share)*
$2.60 - $3.50	554	1.92	$ 2.76	513	$ 2.73
$4.50 - $5.00	469	3.16	$ 4.76	235	$ 4.76
$8.10 - $9.00	303	3.67	$ 8.38	151	$ 8.38
$12.05 - $14.00	3,228	5.93	$ 12.09	30	$ 14.00
$18.00 - $21.65	1,241	4.79	$ 20.14	240	$ 20.53
	5,795	4.96	$ 12.13	1,169	$ 7.81

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions.

	Three months ended March 31, 2007
Weighted average expected volatility (%)	**51**
Risk-free rate of return (%)	**4.2**
Expected option life (years)	**4**
Weighted average fair value ($/share)	**5.37**

The Company does not anticipate paying any dividends during the expected life of the options.

Contributed Surplus

	Three months ended March 31, 2007	Year ended December 31, 2006
Balance, beginning of period	**9,962**	3,627
Stock-based compensation expense, net of recovery	**1,121**	5,677
Capitalized stock-based compensation expense	**443**	883
Recovery of capitalized stock-based compensation expense	**(626)**	-
Transferred to share capital on exercise of stock options	**(41)**	(225)
Balance, end of period	**10,859**	9,962

Deferred Share Units Plan

In 2006, the Company implemented a deferred share unit ("DSU") plan for non-management directors. Under the terms of the plan, DSUs awarded will vest immediately and will be settled with cash in the amount equal to the closing price of the Company's class A common shares on the date the Director specifies upon tendering their resignation from the Board.

The Company has recorded a liability of $140,000 relating to DSUs and there are 10,220 DSUs outstanding at March 31, 2007.

7. Commodity Price Risk Management

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. Derivative instruments are classified as held for trading and recorded at fair value on the consolidated balance sheet. No derivative instruments were designated as hedges during the three months ended March 31, 2007.

Realized Financial Instrument Gain

The realized hedging gain of $1.8 million for the three months ended March 31, 2007 relates to the cash settlement of derivative instruments.

Unrealized Financial Instrument Gain (Loss)

The unrealized financial instrument loss of $6.6 million for the three months ended March 31, 2007 represents the change in fair value of the Company's financial risk management agreements from December 31, 2006 to March 31, 2007. The loss is calculated as follows:

	Three months ended March 31, 2007
Balance, beginning of period	3,194
Change in fair value of derivative instrument contracts	(6,635)
Balance, end of period	(3,441)

The following commodity price risk management agreements were in place as at March 31, 2007.

Financial WTI Crude Oil Contracts

Term	Contract	Volume *(bbls/d)*	Fixed Price *($/bbl)*	Unrealized Gain (Loss) As at March 31, 2007 *(CDN $000s)*
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	7
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	126
Jan 07 to Dec 07	Swap	500	Cdn $73.00	(793)
Jan 07 to Dec 07	Swap	500	Cdn $73.70	(688)
Jan 07 to Dec 07	Swap	500	Cdn $74.70	(537)
Jan 07 to Dec 07	Swap	500	Cdn $75.82	(369)

Financial AECO Natural Gas Contracts

Term	Contract	Volume (GJs/d)	Fixed Price ($/GJ)	Unrealized Gain (Loss) As at March 31, 2007 (CDN $000s)
Jul 06 to Mar 08	Collar	5,000	Cdn $6.00 to $11.10	(413)
Jan 07 to Dec 07	Swap	2,500	Cdn $7.55	(196)
Jan 07 to Dec 07	Swap	2,500	Cdn $7.62	(149)
Feb 07 to Mar 08	Swap	1,250	Cdn $7.68	(229)
Feb 07 to Mar 08	Swap	1,250	Cdn $7.70	(200)

8. Long-term Investment

At March 31, 2007, the Company's long-term investment of $1.2 million was comprised of 1,080,000 common shares of In-Depth Resources Ltd. ("In-Depth"), a privately held oil and natural gas company. The investment in In-Depth has been classified as available for sale and recorded at cost.

CONSOLIDATED BALANCE SHEETS

	June 30, 2007	December 31, 2006
($000s)(unaudited)		
Assets		
Current assets		
Accounts receivable	**71,706**	54,944
Prepaid expenses and deposits	**3,203**	2,928
Financial instruments *(notes 2 and 7)*	**1,643**	3,194
	76,552	61,066
Property, plant and equipment *(note 3)*	**979,283**	972,599
Long-term investment, at cost *(note 2)*	**1,150**	1,150
Goodwill	**358,096**	358,096
	1,415,081	1,392,911
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**81,136**	88,552
Long-term debt *(note 4)*	**171,943**	138,890
Future income taxes	**150,374**	151,802
Asset retirement obligations *(note 5)*	**11,305**	11,258
Deferred lease inducements	**366**	408
Shareholders' equity		
Share capital *(note 6)*	**958,404**	957,186
Contributed surplus *(note 6)*	**12,046**	9,962
Retained earnings	**29,507**	34,853
	999,957	1,002,001
	1,415,081	1,392,911

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND RETAINED EARNINGS

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
($000s, except per share amounts) (unaudited)				
Revenues				
Oil and natural gas revenues	**97,685**	61,644	**188,436**	123,450
Royalties, net of ARTC	**(27,361)**	(17,952)	**(54,079)**	(37,946)
Financial instruments *(note 7)*				
Realized gains	**1,000**	1,840	**2,795**	2,308
Unrealized (losses) gains	**5,084**	(719)	**(1,551)**	1,423
	76,408	44,813	**135,601**	89,235
Expenses				
Operating costs	**16,586**	7,348	**30,960**	14,243
Transportation costs	**1,800**	794	**3,392**	1,312
General and administrative	**3,399**	2,197	**6,754**	4,192
Depletion, depreciation and accretion	**49,166**	29,755	**94,776**	58,915
Interest and finance costs	**2,649**	729	**4,505**	1,854
Stock-based compensation *(note 6)*	**920**	1,435	**2,041**	2,955
	74,520	42,258	**142,428**	83,471
Earnings (loss) before taxes	**1,888**	2,555	**(6,827)**	5,764
Taxes (reduction)				
Current	**-**	(307)	**-**	(127)
Future	**828**	(7,732)	**(1,481)**	(5,994)
	828	(8,039)	**(1,481)**	(6,121)
Net earnings (loss) and comprehensive income	**1,060**	10,594	**(5,346)**	11,885
Retained earnings, beginning of period	**28,447**	29,191	**34,853**	27,900
Retained earnings, end of period	**29,507**	39,785	**29,507**	39,785
Net earnings (loss) per share *(note 6)*				
Basic	$ 0.02	$ 0.20	$ (0.08)	$ 0.24
Diluted	$ 0.02	$ 0.20	$ (0.08)	$ 0.23

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
($000s) (unaudited)				
Cash provided by (used in):				
Operating Activities				
Net earnings (loss)	**1,060**	10,594	**(5,346)**	11,885
Items not involving cash:				
Depletion, depreciation and accretion	**49,166**	29,755	**94,776**	58,915
Future income taxes (reduction)	**828**	(7,732)	**(1,481)**	(5,994)
Stock-based compensation	**920**	1,435	**2,041**	2,955
Unrealized losses (gains) on financial instruments	**(5,084)**	719	**1,551**	(1,423)
Amortization of deferred lease inducements	**(21)**	(21)	**(42)**	(42)
Abandonment expenditures	**(229)**	(46)	**(745)**	(46)
Change in non-cash operating working capital	**258**	10,569	**1,889**	(5,552)
	46,898	45,273	**92,643**	60,698
Financing Activities				
Common shares issued for cash	-	-	-	100,620
Share issue costs	-	(7)	-	(4,346)
Proceeds on exercise of stock options	**962**	85	**1,138**	1,083
Increase (decrease) in bank indebtedness	**14,073**	26,595	**33,053**	(48,226)
	15,035	26,673	**34,191**	49,131
Investing Activities				
Property, plant and equipment additions	**(24,670)**	(32,118)	**(100,492)**	(78,677)
Property acquisitions	-	(14,472)	-	(14,682)
Purchase of investments	-	-	-	(150)
Net cash paid on business combination	-	-	-	(527)
Deferred charges	-	-	-	251
Change in non-cash investing working capital	**(37,263)**	(25,356)	**(26,342)**	(16,044)
	(61,933)	(71,946)	**(126,834)**	(109,829)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	-	-	-	-
Cash interest paid	**5,279**	827	**3,072**	1,575
Cash taxes paid	-	88	**1,025**	368

See accompanying notes to the interim consolidated financial statements.

Six months ended June 30, 2007 and 2006
(tabular amounts in thousands of dollars, unless otherwise noted)

1. Significant Accounting Policies

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting policies and follow the same accounting policies as the most recent audited annual consolidated financial statements, except as noted below. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2006 and 2005.

2. Change in Accounting Policy

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") section 3855, "Financial Instruments - Recognition and Measurement," section 1530 "Comprehensive Income," section 3865 "Hedges" and section 3861 "Financial Instruments – Disclosure and Presentation." These standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2007 opening balances.

i) Financial instruments

All financial instruments must initially be recognized at fair value on the balance sheet date. The Company has classified each financial instrument into the following categories: held for trading financial assets and financial liabilities, loans or receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification. Unrealized gains and losses on held for trading financial instruments are recognized in earnings. Gains and losses on available for sale financial assets are recognized in other comprehensive income and are transferred to earnings when the asset is derecognized. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

Upon adoption and with any new financial instrument, an irrevocable election is available that allows entities to classify any financial asset or financial liability as held for trading, even if the financial instrument does not meet the criteria to designate it as held for trading. The Company has not elected to classify any financial assets or financial liabilities as held for trading unless they meet the held for trading criteria. A held for trading financial instrument is not a loan or receivable and includes one of the following criteria:

- it is a derivative, except for those derivatives that have been designated as effective hedging instruments;
- it has been acquired or incurred principally for the purpose of selling or repurchasing in the near future; or
- it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking.

ii) Derivative instruments and hedging activities

The Company may enter into derivative instrument contracts to manage its commodity price exposure, foreign exchange exposure and interest rate exposure. The Company does not enter into derivative instrument contracts for trading or speculative purposes. The Company may choose to designate derivative instruments as hedges. Hedge accounting continues to be optional.

iii) Comprehensive income

Comprehensive income consists of net earnings and other comprehensive income ("OCI"). OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge and the change in fair value of any available for sale financial instruments. Amounts included in OCI are shown net of tax. Accumulated other comprehensive income is a new equity category comprised of the cumulative amounts of OCI.

3. Property, Plant and Equipment

	June 30, 2007			December 31, 2006
	Cost	Accumulated depletion and depreciation	Net book value	Net book value
Petroleum and natural gas properties	$ 1,270,949	$ 294,373	$ 976,576	$ 969,784
Land, buildings and leaseholds	2,409	318	2,091	2,170
Office equipment and computers	1,038	422	616	645
	$ 1,274,396	$ 295,113	$ 979,283	$ 972,599

At June 30, 2007, approximately $152.3 million (December 31, 2006 – $152.2 million) of unproved property costs and unevaluated seismic costs were excluded from the depletion calculation. Future development costs of $39.7 million (December 31, 2006 – $56.4 million) were included in the depletion calculation. Salvage value of $23.9 million (December 31, 2006 – $23.9) was excluded from the depletion calculation.

During the six months ended June 30, 2007, cash general and administrative expenses of $1.6 million (six months ended June 30, 2006 – $1.3 million) were capitalized. The Company also capitalized $1.0 million of stock based compensation expense for the six months ended June 30, 2007.

4. Long-Term Debt

At June 30, 2007, the Company had available a $230 million revolving term credit facility with a syndicate of Canadian financial lenders and a $20 million demand operating credit facility with a Canadian financial lender.

The revolving term credit facility has a 364-day extendable revolving period plus a one-year maturity. The term date of the revolving term credit facility is May 28, 2008. In the event that the term date on May 28, 2008 is not extended, the balance under the facility will be repayable on May 27, 2009. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25 percent depending on financial ratios of the Company. The demand operating facility bears interest at the lenders' prime rate.

The lenders review the credit facilities semi-annually. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

Interest expense includes $4.5 million (six months ended June 30, 2006 - $1.9 million) in respect of debt repayable for a period exceeding one year.

5. Asset Retirement Obligations

At June 30, 2007, the estimated total undiscounted cash flows required to settle asset retirement obligations were $17.9 million (December 31, 2006 – $17.9 million). Expenditures to settle asset retirement obligations will be incurred between 2007 and 2027. Estimated cash flows have been discounted using an annual credit-adjusted risk-free interest rate of 8.0 percent per annum and have been inflated using an inflation rate of 2.0 percent per annum.

Changes to asset retirement obligations were as follows:

	Six months ended June 30, 2007	Year ended December 31, 2006
Asset retirement obligations, beginning of period	**11,258**	5,898
Liabilities acquired	**-**	3,980
Liabilities incurred	**341**	1,069
Liabilities settled	**(745)**	(368)
Accretion expense	**451**	679
Asset retirement obligations, end of period	**11,305**	11,258

6. Share Capital

Authorized:

(i) an unlimited number of class A common shares without par value; and

(ii) an unlimited number of class B common shares without par value issuable in series. The class B common shares are non-voting and are not entitled to the receipt of dividends.

	Six months ended June 30, 2007		Year ended December 31, 2006	
	Shares	**Amount**	Shares	Amount
	(thousands)	*($thousands)*	*(thousands)*	*($thousands)*
Class A common shares				
Balance, beginning of period	**67,648**	**957,186**	44,250	479,496
Issued to acquire White Fire	**-**	**-**	4,089	95,480
Issued to acquire Kick	**-**	**-**	14,831	283,269
Issued for cash	**-**	**-**	4,300	100,620
Stock options exercised	**96**	**1,138**	178	1,202
Contributed surplus transferred on exercise of stock options	**-**	**80**	-	225
Share issue costs less tax effect of (2007 - nil; 2006 – $1,500)	**-**	**-**	-	(3,106)
Balance, end of period	**67,744**	**958,404**	**67,648**	**957,186**

Per Share Amounts

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
	(thousands)	*(thousands)*	***(thousands)***	*(thousands)*
Weighted average number of common shares outstanding				
Basic	**67,688**	52,788	**67,673**	50,306
Dilutive effect of stock options	**801**	953	**-**	979
Diluted	**68,489**	53,741	**67,673**	51,285

Stock Options

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

In March 2007, 1,850,500 stock options previously granted to non-officer employees at exercise prices ranging from $14.92 to $23.25 were repriced. The new exercise price was set at $12.05 which was the closing price of the Company's class A common shares on the day preceding the repricing. The vesting period of the repriced stock options, including vested stock options, was reset. As a result of the stock options repricing, the fair value of the stock options, calculated using the Black-Scholes model, increased by $5.1 million. The increase in the fair value of the stock options will be amortized over the four year vesting period of the repriced options. All other characteristics of the repriced options, including the expiry date, remain unchanged.

A summary of changes is as follows:

	Six months ended June 30, 2007		Year ended December 31, 2006	
	Class A Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Class A Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(thousands)	*($/share)*	*(thousands)*	*($/share)*
Balance, beginning of period	**5,077**	**15.80**	3,652	13.06
Granted	**1,644**	**12.47**	2,016	20.42
Exercised	**(96)**	**(11.84)**	(178)	(6.75)
Cancelled	**(1,637)**	**(20.02)**	(413)	(18.06)
Repriced	**(1,851)**	**(19.67)**	-	-
Repriced	**1,851**	**12.05**	-	-
Balance, end of period	**4,988**	**10.57**	5,077	15.80
Exercisable, end of period	**1,146**	**5.87**	1,271	9.44

Details of the exercise prices and expiry dates of options outstanding at June 30, 2007 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise price	Common Shares Issuable	Weighted Average Years to Expiry	Weighted Average Exercise Price	Common Shares Issuable	Weighted Average Exercise Price
	(thousands)	*(years)*	*($/share)*	*(thousands)*	*($/share)*
$2.60 - $3.50	552	1.67	$ 2.76	511	$ 2.72
$4.50 - $5.00	469	2.91	$ 4.76	349	$ 4.76
$8.10 - $9.00	282	3.43	$ 8.42	141	$ 8.42
$12.05 - $18.00	3,685	5.58	$ 12.64	145	$ 17.17
	4,988	4.77	$ 10.57	1,146	$ 5.87

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions.

	Six months ended June 30, 2007
Weighted average expected volatility (%)	**51**
Risk-free rate of return (%)	**4.2**
Expected option life (years)	**4**
Weighted average fair value ($/share)	**5.54**

The Company does not anticipate paying any dividends during the expected life of the options.

Contributed Surplus

	Six months ended June 30, 2007	Year ended December 31, 2006
Balance, beginning of period	**9,962**	3,627
Stock-based compensation expense, net of recovery	**2,041**	5,677
Capitalized stock-based compensation expense	**982**	883
Recovery of capitalized stock-based compensation expense	**(859)**	-
Transferred to share capital on exercise of stock options	**(80)**	(225)
Balance, end of period	**12,046**	9,962

Deferred Share Units Plan

In 2006, the Company implemented a deferred share unit ("DSU") plan for non-management directors. Under the terms of the plan, DSUs awarded will vest immediately and will be settled with cash in the amount equal to the closing price of the Company's class A common shares on the date the Director specifies upon tendering their resignation from the Board.

The Company has recorded a liability of $163,000 relating to 11,400 DSUs outstanding at June 30, 2007.

7. Commodity Price Risk Management

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. Derivative instruments are classified as held for trading and recorded at fair value on the consolidated balance sheet. No derivative instruments were designated as hedges during the six months ended June 30, 2007.

Realized Financial Instrument Gain

The realized hedging gain of $2.8 million for the six months ended June 30, 2007 relates to the cash settlement of derivative instruments.

Unrealized Financial Instrument Gain (Loss)

The unrealized financial instrument loss of $1.6 million for the six months ended June 30, 2007 represents the change in fair value of the Company's financial risk management agreements from December 31, 2006 to June 30, 2007. The loss is calculated as follows:

	Six months ended June 30, 2007
Balance, beginning of period	**3,194**
Change in fair value of derivative instrument contracts	**(1,551)**
Balance, end of period	**1,643**

The following commodity price risk management agreements were in place as at June 30, 2007.

Financial WTI Crude Oil Contracts

Term	Contract	Volume *(bbls/d)*	Fixed Price *($/bbl)*	Unrealized Gain (Loss) as at June 30, 2007 *(CDN $000s)*
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	(65)
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	(99)
Jan 07 to Dec 07	Swap	500	Cdn $73.00	(232)
Jan 07 to Dec 07	Swap	500	Cdn $73.70	(158)
Jan 07 to Dec 07	Swap	500	Cdn $74.70	(53)
Jan 07 to Dec 07	Swap	500	Cdn $75.82	65

Financial AECO Natural Gas Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) as at June 30, 2007
		(GJs/d)	*($/GJ)*	*(CDN $000s)*
Jul 06 to Mar 08	Collar	5,000	Cdn $6.00 to $11.10	361
Jan 07 to Dec 07	Swap	2,500	Cdn $7.55	553
Jan 07 to Dec 07	Swap	2,500	Cdn $7.62	584
Feb 07 to Mar 08	Swap	1,250	Cdn $7.68	302
Feb 07 to Mar 08	Swap	1,250	Cdn $7.70	385

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated and based on information at November 6, 2006. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 and 2005 and the audited consolidated financial statements for the years ended December 31, 2005 and 2004 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

Certain information set forth in this MD&A contains forward-looking statements including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such statements may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on these statements. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

This MD&A uses the terms "cash flow from operations," "cash flow" and "cash flow per share," which are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities. Highpine also uses operating netbacks as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent ("boe") basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited, including the Company's annual information form, is available on SEDAR at www.sedar.com and on the Company's website at www.highpineog.com.

Financial Results

Acquisitions

On August 1, 2006, Highpine acquired Kick Energy Corporation ("Kick") for consideration of 14.8 million class A common shares ("Common Shares") of the Company at $283.3 million (the "Kick Acquisition"). Transaction costs of $0.6 million were also incurred by Highpine. Kick was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin with operations focused in the Pembina and Brazeau River areas of Alberta. The transaction has been accounted for using the purchase method with $289.7 million allocated to property, plant and equipment and $105.5 million to goodwill. The property, plant and equipment allocation includes $27.1 million for unproved lands and $5.5 million for seismic data. A working capital deficiency of $14.9 million and bank debt of $25.1 million were assumed by Highpine. Asset retirement obligations of $2.8 million and future tax liabilities of $68.6 million were also recorded.

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million Common Shares of the Company at $95.5 million (the "White Fire Acquisition"). Transaction costs of $0.5 million were also incurred by Highpine. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with $89.7 million allocated to property, plant and equipment and $36.0 million to goodwill. The property, plant and equipment allocation includes $25.8 million for unproved lands. A working capital deficiency of $13.8 million and bank debt of $4.5 million were assumed by Highpine. Asset retirement obligations of $1.1 million and future tax liabilities of $10.3 million were also recorded.

Oil and Gas Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
($000s)						
Crude oil and NGLs revenue	**43,421**	37,295	16	**136,040**	60,914	123
Natural gas revenue	**14,332**	16,925	(15)	**45,163**	31,292	44
	57,753	54,220	7	**181,203**	92,206	97
Realized hedging gain (loss)	**1,668**	(2,655)	--	**3,976**	(4,790)	--
Unrealized hedging gain (loss)	**784**	(70)	--	**2,207**	(11)	--
Total oil and gas revenue	**60,205**	51,495	17	**187,386**	87,405	114

Total oil and gas revenue for the three months ended September 30, 2006 improved to $60.2 million from $51.5 million in the comparable 2005 period due to increased production and hedging gains partially offset by significantly lower natural gas prices.

For the nine months ended September 30, 2006, total oil and gas revenue rose to $187.4 million from $87.4 million in the 2005 nine-month period as a result of significant production increases and hedging gains.

Production

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Daily Production						
Crude oil and NGLs *(bbls/d)*	**6,675**	5,562	20	**7,184**	3,345	115
Natural gas *(mcf/d)*	**24,837**	18,277	36	**23,708**	13,087	81
Boe/d	**10,814**	8,608	26	**11,135**	5,526	102
Production Mix						
Crude oil and NGLs	**62%**	65%	--	**65%**	61%	--
Natural gas	**38%**	35%	--	**35%**	39%	--
	100%	100%	--	**100%**	100%	--

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
(boe/d)						
Daily Production by Area						
Pembina	**7,481**	5,671	32	**7,847**	3,198	145
West Central Alberta Gas Fairway	**2,506**	2,016	24	**2,400**	1,458	65
Bantry / Retlaw	**452**	566	(20)	**469**	543	(14)
Other	**375**	355	6	**419**	327	28
Total	**10,814**	8,608	26	**11,135**	5,526	102

Production for the third quarter of 2006 rose 26% to 10,814 boe/d from 8,608 boe/d in 2005. Production at Pembina increased 32% primarily as a result of the Kick Acquisition on August 1, 2006, however was impacted by the temporary shut-in of two Nisku pools for the entire third quarter due to reservoir operating pressures being below the required minimum. Water injection schemes are being completed in the two pools and the shut-in volumes are expected to be restored in the fourth quarter of 2006. Production from the West Central Alberta Gas Fairway increased 24% over the comparable 2005 quarter as a result of the White Fire Acquisition and new discoveries at Windfall, Sakwatamau, Ante Creek and Wilson Creek.

Production for the nine months ended September 30, 2006 increased 102% to 11,135 boe/d from 5,526 boe/d in 2005 as a result of the Vaquero Energy Ltd. ("Vaquero"), White Fire and Kick acquisitions in addition to the Company's drilling programs.

Pricing

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Selling Prices Before Hedges						
Crude oil and NGLs *($/bbl)*	**70.71**	72.89	(3)	**69.37**	66.70	4
Natural gas *($/mcf)*	**6.27**	10.07	(38)	**6.98**	8.76	(20)
Total combined *($/boe)*	**58.05**	68.47	(15)	**59.61**	61.12	(2)

Realized selling prices before hedges decreased 15% to $58.05/boe in the third quarter of 2006 from $68.47/boe received for the same period a year ago due to lower natural gas and crude oil prices.

Commodity Price Risk Management

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Average volumes hedged *(boe/d)*	**5,500**	1,900	189	**4,487**	1,159	287
% of production hedged	**51%**	22%	132	**40%**	21%	90
Realized hedging gain (loss) *($000s)*	**1,668**	(2,655)	--	**3,976**	(4,790)	--
Realized hedging gain (loss) *($/boe)*	**1.68**	(3.35)	--	**1.31**	(3.18)	--

The Company realized a natural gas hedging gain of $2.2 million and a crude oil hedging loss of $0.6 million for the three months ended September 30, 2006. During the third quarter of 2005, the Company realized natural gas and crude oil hedging losses of $0.1 million and $2.5 million, respectively.

For the nine months ended September 30, 2006, Highpine realized a $4.7 million natural gas hedging gain and a $0.8 million crude oil hedging loss. For the 2005 nine-month period, the Company realized natural gas and crude oil hedging losses of $0.1 million and $4.6 million, respectively.

The following contracts are outstanding at September 30, 2006:

Term	Contract	Volume	Fixed Price
Jan 06 to Dec 06	Oil Collar	2,000 bbls/d	US $60.00 to $69.80/bbl
Jan 06 to Dec 06	Oil Collar	1,000 bbls/d	US $55.00 to $77.25/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl
Jan 06 to Dec 06	Gas Collar	5,000 GJs/d	CDN $9.00 to $14.70/GJ
Jun 06 to Mar 07	Gas Collar	5,000 GJs/d	CDN $5.40 to $12.00/GJ
Jul 06 to Mar 08	Gas Collar	5,000 GJs/d	CDN $6.00 to $11.10/GJ

As at September 30, 2006, the unrealized mark-to-market gain on outstanding crude oil contracts was $0.8 million and the unrealized mark-to-market gain on outstanding natural gas contracts was $3.0 million. The natural gas collars have not been designated as effective accounting hedges, and as such, the fair value of the natural gas collars has been recorded as an asset in the consolidated balance sheet.

Royalty Expense

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Total royalties, net of ARTC *($000s)*	**13,948**	12,986	7	**51,894**	22,643	129
As a % of oil and gas sales (before hedging)	**24%**	24%	--	**29%**	25%	16
$/boe	**14.02**	16.40	(15)	**17.07**	15.01	14

Royalties as a percentage of oil and gas sales before hedging averaged 24% for the third quarter of 2006, consistent with the comparative quarter. Royalty rates as a percentage of oil and gas sales have been higher in 2006 due to gross overriding royalties on certain Pembina wells along with higher Crown royalty rates on wells in the Pembina area.

Operating Costs

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Operating costs *($000s)*	**9,472**	5,341	77	**23,715**	9,748	143
$/boe	**9.52**	6.74	41	**7.80**	6.46	21

For both the three and nine months ended September 30, 2006, operating costs on a per boe basis rose over the comparable 2005 periods. The increases were a result of the Company incurring fixed costs at the Violet Grove oil battery while certain Pembina volumes were shut-in, increased costs at Pembina associated with sour oil production and higher overall processing costs on the Company's properties.

Transportation Costs

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Transportation costs *($000s)*	**979**	339	189	**2,291**	1,492	54
$/boe	**0.98**	0.43	128	**0.75**	0.99	(24)

Transportation costs consist primarily of natural gas pipeline tariffs and sulphur trucking charges. During the three months ended September 30, 2006, transportation costs rose 128% to $0.98/boe from $0.43/boe recorded in the 2005 period as a result of an increase in the proportion of natural gas production to total production in the third quarter of 2006 compared to the third quarter of 2005 combined with the timing of sulphur trucking charges being incurred.

During the nine months ended September 30, 2006, transportation costs decreased 24% to $0.75/boe from $0.99/boe. Transportation costs for the 2005 nine-month period include a $0.4 million sulphur trucking charge related to 2004 production.

Operating Netbacks

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
($/boe)						
Sales price before hedging	**58.05**	68.47	(15)	**59.61**	61.12	(2)
Royalties	**(14.02)**	(16.40)	(15)	**(17.07)**	(15.01)	14
Operating costs	**(9.52)**	(6.74)	41	**(7.80)**	(6.46)	21
Transportation costs	**(0.98)**	(0.43)	128	**(0.75)**	(0.99)	(24)
Netback before hedges	**33.53**	44.90	(25)	**33.99**	38.66	(12)
Realized hedging gain (loss)	**1.68**	(3.35)	--	**1.31**	(3.18)	--
Operating netbacks	**35.21**	41.55	(15)	**35.30**	35.48	(1)

Operating netbacks before realized hedging gains or losses were $33.53/boe for the third quarter of 2006 compared to $44.90/boe in the comparable period of 2005. The 25% decrease was due to sharply lower realized natural gas prices combined with higher operating and transportation costs.

Operating netbacks before realized hedging gains or losses were $33.99/boe for the nine months ended September 30, 2006 compared to $38.66/boe in the comparable period of 2005. The 12% decrease was due to lower realized natural gas prices as well as higher royalties and operating costs.

Operating netbacks for both the three and nine months ended September 30, 2006 were positively impacted by realized natural gas hedging gains. In 2005, Highpine realized crude oil hedging losses as a result of a swap entered into in 2004.

General and Administrative Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Gross expenses *($000s)*	**3,005**	2,043	47	**8,495**	4,644	83
Capitalized *($000s)*	**(724)**	(438)	65	**(2,022)**	(687)	194
Net expenses *($000s)*	**2,281**	1,605	42	**6,473**	3,957	64
$/boe	**2.29**	2.02	13	**2.13**	2.62	(19)
% capitalized	**24%**	21%	14	**24%**	15%	60

Net expenses rose 42% to $2.3 million in the third quarter of 2006 from $1.6 million in 2005 as a result of personnel obtained from the acquisitions made during the year as well as staff increases necessary to manage the growth of the Company. At September 30, 2006, Highpine had 55 Calgary based office employees compared to 32 at September 30, 2005. On a per boe basis, general and administrative expenses increased 13% to $2.29/boe in the third quarter of 2006 from $2.02/boe recorded in the 2005 three-month period due to temporarily shut-in production volumes.

Stock-Based Compensation

Stock-based compensation expense totaled $1.4 million in the third quarter of 2006 compared to $1.1 million in the comparative quarter. The increase was primarily the result of stock options that were granted to former Vaquero and White Fire employees who have remained with Highpine.

Interest and Finance Costs

Interest and finance costs for the third quarter of 2006 were $1.6 million versus $1.1 million recorded for the comparative quarter. The 45% increase was due to higher average debt levels and an increase in the prime interest rate. Interest and finance costs for the third quarter of 2006 increased $0.8 million from the second quarter of 2006 as a result of assuming $25.1 million of bank debt on completion of the Kick acquisition.

Depletion, Depreciation and Accretion

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Depletion, depreciation and accretion *($000s)*	**29,489**	20,550	43	**88,404**	34,603	155
DD&A rate $/boe	**29.64**	25.94	14	**29.08**	22.94	27

Depletion, depreciation and accretion ("DD&A") totaled $29.5 million or $29.64/boe for the third quarter of 2006 compared to $20.6 million or $25.94/boe for the comparative quarter, a 14% increase on a per boe basis. The higher DD&A rate is attributable to the White Fire and Kick acquisitions for which Highpine recorded a higher proportionate cost per barrel of proved reserves compared to existing Highpine properties.

Income Taxes

For the nine months ended September 30, 2006, a future tax reduction of $5.4 million was realized due to a decrease in the Canadian federal and Alberta tax rates, which resulted in a non-recurring $9.1 million tax reduction. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine's management currently believes no cash income tax will be payable in 2006.

Cash Flow and Net Earnings

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Cash flow from operations *($000s)*	**31,165**	29,796	5	**97,415**	46,593	109
Per diluted share *($)*	**0.49**	0.65	(25)	**1.76**	1.40	26
Net earnings *($000s)*	**514**	6,683	(92)	**12,399**	7,419	67
Per diluted share *($)*	**0.01**	0.15	(93)	**0.22**	0.22	--

For the three months ended September 30, 2006, cash flow from operations increased 5% to $31.2 million from $29.8 million in the comparative quarter due to higher production volumes offset by lower commodity prices. On a per diluted share basis, cash flow decreased 25% to $0.49 from $0.65 in the third quarter of 2005 as a result of volumes from two Pembina Nisku pools being shut-in for the quarter. For the nine months ended September 30, 2006, cash flow increased 109% to $97.4 million from $46.6 million in the 2005 nine-month period. Cash flow per diluted share rose 26% to $1.76 in the first three quarters of 2006 from $1.40 in 2005.

Net earnings decreased 92% to $0.5 million in the third quarter of 2006 from $6.7 million in the comparative period due to higher depletion, depreciation and accretion expense. On a per diluted share basis, net earnings declined to $0.01 from $0.15 recorded in the comparative period. During the first nine months of 2006, net earnings totaled $12.4 million, a 67% or $5.0 million improvement over the comparative period due to a $9.1 million non-recurring future tax reduction realized as a result of enacted Canadian federal and Alberta tax rate reductions. Earnings were negatively impacted by depletion, depreciation and accretion expense, which increased 27%/boe. Period-over-period earnings per diluted share were unchanged at $0.22.

Liquidity and Capital Resources

In the third quarter of 2006, the Company amended its credit facilities. The principal amount of the revolving term credit facility was increased to $205.0 million. The repayment terms of the revolving term credit facility were amended such that in the event that the term date is not extended, the balance under the facility would be repayable 365 days after the term date. As a result of the amendment, the balance outstanding under the facility has been reclassified as long-term in the consolidated balance sheet. The next term date is May 29, 2007.

At September 30, 2006, the Company had a revolving term credit facility of $205.0 million and a demand operating credit facility of $20.0 million with $113.3 million drawn against these facilities, thereby providing excess credit capacity of $111.7 million. At September 30, 2006, the Company had a working capital deficiency of $10.5 million and net debt of $123.8 million. The ratio of September 30, 2006 net debt to annualized year-to-date 2006 cash flow was 0.95 times.

As at	**September 30, 2006**	December 31, 2005
($000s)		
Capitalization		
Bank debt	**113,287**	104,707
Working capital deficiency[1]	**10,471**	4,892
Net debt	**123,758**	109,599
Shares outstanding *(#)*	**67,641**	44,250
Market price at end of period *($)*	**16.99**	20.70
Market capitalization	**1,149,221**	915,975
Total capitalization	**1,272,979**	1,025,574
Net debt as a % of total capitalization	**10%**	11%
Annualized cash flow	**129,873**	74,550
Net debt to cash flow ratio	**0.95**	1.47

(1) Working capital excludes unrealized financial instruments.

Highpine's remaining 2006 capital budget will be funded from the Company's credit facilities and cash flow from operations.

At November 6, 2006, the Company's bank debt was approximately $115 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and net of property dispositions, totaled $149.5 million for the nine months ended September 30, 2006 compared to $102.7 million in 2005. Highpine drilled 55 gross (33.4 net) wells during the first nine months of 2006. During the third quarter, the Company completed property acquisitions totaling $12.9 million.

	Nine Months Ended September 30,		
	2006	2005	% Change
($000s)			
Land	**16,148**	34,032	(53)
Seismic	**6,440**	5,969	8
Drilling and completions	**71,159**	35,304	102
Facilities and equipment	**25,896**	27,156	(5)
Property acquisitions and disposition (net)	**27,631**	(482)	--
Capitalized general and administrative	**2,022**	687	194
Office and other	**207**	79	162
Total	**149,503**	102,745	46

Shareholders' Equity

On August 1, 2006, the Company issued 14.8 million Common Shares to acquire all of the issued and outstanding shares of Kick for $283.3 million.

On February 21, 2006, the Company issued 4.1 million Common Shares to acquire all of the issued and outstanding shares of White Fire for $95.5 million.

On February 22, 2006, Highpine issued 4.3 million Common Shares at a price of $23.40 per share for gross proceeds totaling $100.6 million. Costs associated with the issuance of the Common Shares totaled $4.3 million resulting in net proceeds of $96.3 million.

Outstanding Common Shares

As at November 6, 2006, the Company had 67.6 million Common Shares outstanding and had granted options to employees to acquire a further 5.2 million Common Shares.

Future Accounting Change

Financial Instruments

The CICA has issued new accounting standards, CICA Handbook section 3855, "Financial Instruments Recognition and Measurement," CICA Handbook section 1530 "Comprehensive Income," and CICA Handbook section 3865 "Hedges." The standards deal with the recognition and measurement of financial instruments and comprehensive income. The new standards are effective for fiscal years beginning on or after October 1, 2006. The Company has not assessed the impact of these standards on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Highpine can be found in Note 2 to the December 31, 2005 consolidated financial statements. A summary of Highpine's critical accounting estimates can be found in the Company's Management's Discussion and Analysis for the year ended December 31, 2005.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licenses and other consents and approvals;
- Finding and producing reserves economically;
- Production risks associated with sour hydrocarbons;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Summary of Quarterly Results

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
($000s, except per share amounts)								
Financial								
Total revenue[1]	**60,205**	62,765	64,416	54,229	51,495	21,817	14,092	11,941
Net earnings (loss)	**514**	10,594	1,291	4,855	6,683	(32)	768	1,046
Per share – basic	**0.01**	0.20	0.03	0.11	0.15	(0.00)	0.04	0.05
Per share – diluted	**0.01**	0.20	0.03	0.11	0.15	(0.00)	0.04	0.05
Cash flow from operations	**31,165**	34,704	31,546	27,957	29,796	9,856	6,940	6,254
Per share – basic	**0.50**	0.66	0.66	0.63	0.67	0.31	0.34	0.31
Per share – diluted	**0.49**	0.65	0.65	0.62	0.65	0.31	0.32	0.31
Corporate acquisitions	**289,694**	--	89,651	--	--	257,314	--	--
Capital expenditures[2]	**56,144**	46,590	46,769	50,861	48,149	19,839	34,757	23,619
Total assets	**1,361,249**	920,941	910,157	753,690	715,360	677,834	198,599	163,388
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**6,675**	6,940	7,950	5,881	5,562	2,617	1,816	1,897
Gas *(mcf/d)*	**24,837**	25,562	20,681	16,006	18,277	11,593	9,293	6,784
Total *(boe/d)*	**10,814**	11,201	11,397	8,549	8,608	4,549	3,365	3,027

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Highpine's revenue fell in the third quarter of 2006 from the year's first and second quarters due to decreased production and lower natural gas prices. The Company's revenue for the three months ended September 30, 2006 increased over the previous five quarters primarily as a result of production from the properties acquired on the acquisitions of Vaquero in May 2005, White Fire in February 2006 and Kick in August 2006 as well as the Company's drilling programs.

Highpine's net earnings in the second quarter of 2006 include a non-recurring $9.1 million future income tax reduction as a result of enacted Canadian federal and Alberta tax rate reductions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) is dated and based on information at May 8, 2007. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 and audited consolidated financial statements for the years ended December 31, 2006 and 2005 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

Certain information set forth in this MD&A contains forward-looking statements including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such statements may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and natural gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production of oil and natural gas and production risks associated with sour hydrocarbons, dependence on third-party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third-party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on these statements. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

This MD&A uses the terms "cash flow from operations," "cash flow" and "cash flow per share," which are not recognized measures under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it demonstrates Highpine's ability to generate cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Highpine calculates cash from operations as cash from operating activities before the change in non-cash working capital related to operating activities and abandonment expenditures.

The following table reconciles the cash flow from operating activities to cash from operations:

	Three months ended March 31,	
	2007	2006
($000s)		
Cash flow from operating activities	**45,745**	15,425
Change in non-cash operating working capital	**(1,631)**	16,121
Abandonment expenditures	**516**	-
Cash from operations	**44,630**	31,546

Highpine also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited, including the Company's annual information form, is available on SEDAR at www.sedar.com and on the Company's website at www.highpineog.com.

Financial Results

Oil and Natural Gas Revenue

	Three months ended March 31,		
	2007	2006	% Change
($000s)			
Crude oil and natural gas liquids (NGLs) revenue	**61,335**	46,368	32
Natural gas revenue	**29,416**	15,438	91
	90,751	61,806	47
Realized hedging gain	**1,795**	468	284
Unrealized hedging gain (loss)	**(6,635)**	2,142	-
Total oil and natural gas revenue	**85,911**	64,416	33

For the three months ended March 31, 2007, total oil and natural gas revenue increased to $85.9 million from $64.4 million for the three months ended March 31, 2006 due to production volume increases generated in the quarter. An unrealized hedging loss of $6.6 million was recorded in the first quarter of 2007.

Production

	Three months ended March 31,		
	2007	2006	% Change
Daily Production			
Crude oil and NGLs *(bbls/d)*	**10,750**	7,950	35
Natural gas *(mcf/d)*	**39,749**	20,681	92
Boe/d	**17,375**	11,397	52
Production Mix			
Crude oil and NGLs	**62%**	70%	-
Natural gas	**38%**	30%	-
	100%	100%	-

	Three months ended March 31,		
	2007	2006	% Change
(boe/d)			
Daily Production by Area			
Pembina Nisku Fairway	**13,164**	8,486	55
West Central Alberta Gas Fairway	**3,335**	2,030	64
Bantry / Retlaw	**588**	495	19
Other	**288**	386	(25)
Total	**17,375**	11,397	52

Production for the three months ended March 31, 2007 increased 52 percent to 17,375 boe/d from 11,397 boe/d for the three months ended March 31, 2006. The increase is attributable to production from the acquisition of Kick Energy Corporation ("Kick") on August 1, 2006 and new production from the Company's drilling program.

The Company estimates that bringing currently shut-in volumes on-stream and drilling success should result in 2007 average production exceeding 20,000 boe/d.

Pricing

	Three months ended March 31,		
	2007	2006	% Change
Selling Prices Before Hedges			
Crude oil and NGLs *($/bbl)*	**63.39**	64.80	(2)
Natural gas *($/mcf)*	**8.22**	8.29	(1)
Total combined *($/boe)*	**58.04**	60.26	(4)

	Three months ended March 31,		
	2007	2006	% Change
Benchmark Prices			
WTI oil *(US$/bbl)*	**57.87**	63.35	(9)
US$/Cdn$ exchange rate	**0.85**	0.87	(2)
AECO natural gas *($/mcf)*	**7.39**	7.50	(1)

A decrease in the WTI benchmark price for crude oil of 9 percent was offset by a weaker Canadian dollar. Average AECO prices were largely flat from the first quarter of 2006 to the first quarter of 2007.

Commodity Price Risk Management

Highpine's ability to execute its business strategy is dependent on generating cash flow that can be reinvested into its capital program. Highpine utilizes financial and physical commodity price hedges to protect cash flow against commodity price volatility. Highpine may enter into commodity price hedges to a maximum of 50 percent of budgeted production.

Three months ended March 31,		**2007**		2006
	Crude Oil & NGLs (bbl)	**Natural Gas (mcf)**	**Total (boe)**	Total (boe)
Average volumes hedged (per day)	**5,500**	**16,667**	**8,278**	3,833
Percent of production hedged	**51%**	**42%**	**48%**	34%
Realized hedging gain ($)	**1.54**	**0.08**	**1.15**	0.46

For the three months ended March 31, 2007, Highpine realized a $0.3 million natural gas hedging gain and a $1.5 million crude oil hedging gain compared to a $0.5 million natural gas hedging gain for the three months ended March 31, 2006.

Three months ended March 31,	2007			2006
	Crude Oil & NGLs	**Natural Gas**	**Total**	Total
($000s)				
Realized hedging gain	**1,494**	**301**	**1,795**	468
Unrealized hedging gain (loss)	**(3,355)**	**(3,280)**	**(6,635)**	2,142
Total hedging gain (loss)	**(1,861)**	**(2,979)**	**(4,840)**	2,610

The following contracts were outstanding at March 31, 2007:

Term	Contract	Volume	Fixed Price
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $73.00/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $73.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $74.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $75.82/bbl
Jan 07 to Dec 07	Natural Gas Swap	2,500 GJs/d	Cdn $7.55/GJ
Jan 07 to Dec 07	Natural Gas Swap	2,500 GJs/d	Cdn $7.62/GJ
Feb 07 to Dec 07	Natural Gas Swap	1,250 GJs/d	Cdn $7.68/GJ
Feb 07 to Dec 07	Natural Gas Swap	1,250 GJs/d	Cdn $7.70/GJ
Jul 06 to Mar 08	Natural Gas Collar	5,000 GJs/d	Cdn $6.00 to $11.10/GJ

As at March 31, 2007, the unrealized mark-to-market loss on outstanding crude oil contracts was $2.3 million and the unrealized mark-to-market loss on outstanding natural gas contracts was $1.2 million.

Royalty Expense

	Three months ended March 31,		
	2007	2006	% Change
Total royalties, net of ARTC *($000s)*	**26,718**	19,994	34
As a percent of oil and natural gas sales (before hedging)	**29%**	32%	(9)
$/boe	**17.09**	19.49	(12)

Royalty rates as a percentage of oil and natural gas sales were lower in the first quarter of 2007 compared to the first quarter of 2006. The decrease in royalties as a percentage of revenues is primarily due to wells with gross overriding royalties comprising a lower proportion of the Company's production in 2007.

During the first quarter of 2006 and the year ended December 31, 2006, the Company received $125,000 and $500,000 of Alberta Royalty Tax credits (ARTC), respectively. The ARTC program has been discontinued for 2007.

Operating Costs

	Three months ended March 31,		
	2007	2006	% Change
Operating costs *($000s)*	**14,374**	6,895	108
$/boe	**9.19**	6.72	37

For the three months ended March 31, 2007, operating costs on a per boe basis increased 37 percent over the first quarter of 2006. The increases were a result of processing costs on Pembina sour production increases made in the quarter.

Transportation Costs

	Three months ended March 31,		
	2007	2006	% Change
Transportation costs *($000s)*	**1,592**	518	207
$/boe	**1.02**	0.50	104

For the three months ended March 31, 2007, transportation costs increased 104 percent to $1.02/boe from $0.50/boe in the first quarter of 2006. The increase is attributable to higher sulphur transportation charges as a result of the increase in sour oil production.

Operating Netback

	Three months ended March 31,		
	2007	2006	% Change
($/boe)			
Sales price before hedging	**58.04**	60.26	(4)
Royalties	**(17.09)**	(19.49)	(12)
Operating costs	**(9.19)**	(6.72)	37
Transportation costs	**(1.02)**	(0.50)	104
Netback before hedges	**30.74**	33.55	(8)
Realized hedging gain	**1.15**	0.46	150
Operating netback	**31.89**	34.01	(6)

Operating netback before realized hedging gains was $30.74/boe for the three months ended March 31, 2007 compared to $33.55/boe for the three months ended March 31, 2006. The 8 percent decrease was due to a combination of lower commodity prices and higher operating and transportation costs.

General and Administrative Expenses

	Three months ended March 31,		
	2007	2006	% Change
Gross expenses *($000s)*	**4,125**	2,591	59
Capitalized *($000s)*	**(770)**	(596)	29
Net expenses *($000s)*	**3,355**	1,995	68
$/boe	**2.15**	1.94	11
Percent capitalized	**19%**	23%	(17)

Net expenses increased 68 percent to $3.4 million in the first quarter of 2007 from $2.0 million in the first quarter of 2006 as a result of staff increases necessary to manage the growth of the Company. At March 31, 2007, Highpine had 58 Calgary based office employees compared to 51 at March 31, 2006. On a per boe basis, general and administrative expenses increased 11 percent to $2.15/boe from $1.94/boe in the first quarter of 2006 .

Stock-Based Compensation

Stock-based compensation expense totaled $1.1 million in the first three months of 2007 compared to $1.5 million in the first three months of 2006.

On March 21, 2007, 1.9 million stock options which had been granted to non-officer employees at exercise prices ranging from $14.92 to $23.25 were repriced to an exercise price of $12.05. The vesting period of all repriced options was reset such that the repriced options vest as to one-quarter thereof on each of the first, second, third and fourth anniversaries of the repricing. The reprice had minimal impact on the Company's first quarter stock based compensation expense as it occurred late in the quarter. An additional $5.1 million of stock based compensation expense will be recorded over the four year vesting period of the repriced options as a result of the reprice.

Interest and Finance Costs

Interest and finance costs for the first quarter of 2007 were $1.9 million versus $1.1 million in the first quarter of 2006. This increase was primarily due to higher average debt levels in the first quarter of 2007 compared to the first quarter of 2006.

Depletion, Depreciation and Accretion

	Three months ended March 31,		
	2007	2006	% Change
Depletion and depreciation *($000s)*	**45,385**	29,042	56
Accretion of asset retirement obligation *($000s)*	**225**	118	91
Total DD&A	**45,610**	29,160	56
DD&A rate $/boe	**29.16**	28.43	3

The depletion, depreciation, and accretion (DD&A) rate increased to $29.16/boe from $28.43/boe in the first quarter of 2006. The higher DD&A rate is primarily attributable to the Kick acquisition for which Highpine recorded a higher proportionate cost per barrel of proved reserves compared to the Company's existing properties.

Income Taxes

The Company recorded a current tax provision of $180,000 in the first quarter of 2006 in respect of the federal Large Corporations Tax (LCT). However, the 2006 Federal Budget eliminated the LCT effective January 1, 2006. The Company did not incur any cash taxes in the first quarter of 2007.

For 2007 and subsequent years, Crown charges are fully deductible for income tax purposes. Resource allowance which was intended to compensate taxpayers for non-deductible Crown charges has also been eliminated.

Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, the Company currently believes no cash income tax will be payable in 2007 or 2008.

Cash From Operations and Net Earnings

	Three months ended March 31,		
	2007	2006	% Change
Cash from operations *($000s)*	**44,630**	31,546	41
Per diluted share *($)*	**0.66**	0.65	2
Net earnings (loss) *($000s)*	**(6,406)**	1,291	-
Per diluted share *($)*	**(0.09)**	0.03	-

For the three months ended March 31, 2007, cash from operations increased 41 percent to $44.6 million from $31.5 million for the three months ended March 31, 2006 due to the production increases realized in the quarter. Cash flow per diluted share increased 2 percent to $0.66.

During the first three months of 2007, Highpine incurred a net loss of $6.4 million, compared to net earnings of $1.3 million for the three months ended March 31, 2006. The net loss incurred in the first quarter of 2007 is primarily attributable to a $6.6 million unrealized hedging loss recorded in the current period.

Liquidity and Capital Resources

At March 31, 2007, the Company had a revolving term credit facility of $205 million and a demand operating credit facility of $20 million with $158 million drawn against these facilities, thereby providing remaining credit capacity of $67 million. At March 31, 2007, the Company had a working capital deficiency of $43 million and net debt of $201 million.

As at	**March 31, 2007**	December 31, 2006
($000s)		
Capitalization		
Bank debt	**157,870**	138,890
Working capital deficiency[1]	**43,232**	30,680
Net debt	**201,102**	169,570
Shares outstanding *(#)*	**67,661**	67,648
Market price at end of period *($)*	**13.70**	15.70
Market capitalization	**926,956**	1,062,074
Total capitalization	**1,128,058**	1,231,644
Net debt as a percent of total capitalization	**18%**	14%
Annualized cash from operations	**178,420**	127,440
Net debt to annualized cash from operations ratio	**1.13**	1.33

(1) Working capital excludes unrealized financial instruments.

On May 3, 2007, the Company's revolving term credit facility was increased to $230 and was extended to May 28, 2008 thereby providing a total available bank line of $250 million to the Company.

Highpine expects to incur an additional $125 million of capital expenditures on its 2007 capital budget. The remaining expenditures are expected to be funded from the increase to the Company's credit facilities and cash from operations.

At May 8, 2007, the Company's bank debt was approximately $185 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and property dispositions, totaled $75.8 million for the three months ended March 31, 2007 compared to $46.8 million for the first quarter of 2006. The Company's capital program is heavily weighted to the Pembina Nisku fairway which accounted for 78% of first quarter 2007 capital expenditures. The Company expanded its Pembina Nisku fairway land base through Crown land sales. The Company drilled 12 gross (9.2 net) wells in its Pembina Nisku fairway consisting of two oil wells, five gas wells, two service wells and three dry and abandoned wells.

	Three months ended March 31,		
	2007	2006	% Change
($000s)			
Land	**6,361**	8,952	(29)
Geologic and geophysical	**5,459**	2,974	84
Drilling and completions	**43,112**	25,426	70
Facilities and equipment	**20,091**	8,478	137
Capitalized general and administrative	**770**	596	29
Office and other	**29**	133	(78)
Total capital expenditures	**75,822**	46,559	63
Property acquisitions	-	210	(100)
Corporate acquisitions [(1)]	-	114,287	(100)
Total capital expenditures and acquisitions	**75,822**	161,056	(53)

(1) Represents total consideration for the transactions, including fees, but is prior to the related future income tax liability and asset retirement obligation.

Outstanding Common Shares

As at May 8, 2007, the Company had 67.7 million class A common shares outstanding and had granted options to directors, officers, employees and consultants to acquire a further 5.9 million class A common shares with an average exercise price of $12.12 per share.

Change in Accounting Policies

Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") section 3855 "Financial Instruments - Recognition and Measurement," section 1530 "Comprehensive Income," section 3865 "Hedges" and section 3861 "Financial Instruments – Disclosure and Presentation". The standards deal with the recognition and measurement of financial instruments and comprehensive income. These standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2007 opening balances. See Note 2 to the consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time.

Internal Controls Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. During the three months ended March 31, 2007, the Company implemented a new accounting system which is expected to strengthen internal control over financial reporting by improving system access controls.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licences and other consents and approvals;
- Finding and producing reserves economically;
- Production risks associated with sour hydrocarbons;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict either the nature of those requirements or the impact on the Company and its operations and financial condition.

Selected Annual Information

	2006	2005	2004
Financial			
($000s, except per share amounts)			
Total revenue[1]	254,938	141,634	41,025
Net earnings	6,953	12,274	3,177
Per share – basic	0.12	0.35	0.19
Per share – diluted	0.12	0.34	0.19
Cash from operations	127,440	74,550	19,773
Per share – basic	2.21	2.13	1.18
Per share – diluted	2.17	2.09	1.16
Corporate acquisitions	379,345	257,314	51,151
Capital expenditures[2]	222,214	153,606	61,133
Total assets	1,392,911	753,690	163,388
Long-term debt	138,890	-	-
Operating			
Average daily production			
Oil and NGLs *(bbls/d)*	7,554	3,984	1,578
Natural Gas *(mcf/d)*	25,350	13,823	6,423
Total *(boe/d)*	11,779	6,288	2,648

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Summary of Quarterly Results

	2007		2006				2005	
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Financial								
($000s, except per share amounts)								
Total revenue[1]	**85,911**	67,552	60,205	62,765	64,416	54,229	51,495	21,817
Net earnings (loss)	**(6,406)**	(5,446)	514	10,594	1,291	4,855	6,683	(32)
Per share – basic	**(0.09)**	(0.08)	0.01	0.20	0.03	0.11	0.15	(0.00)
Per share – diluted	**(0.09)**	(0.08)	0.01	0.20	0.03	0.11	0.15	(0.00)
Cash from operations	**44,630**	29,973	31,171	34,750	31,546	27,957	29,796	9,856
Per share – basic	**0.66**	0.44	0.50	0.66	0.66	0.63	0.67	0.31
Per share – diluted	**0.66**	0.44	0.49	0.65	0.65	0.62	0.65	0.31
Corporate acquisitions	**-**	-	289,694	-	89,651	-	-	257,314
Capital expenditures[2]	**75,822**	72,711	56,144	46,590	46,769	50,861	48,149	19,839
Total assets	**1,421,510**	1,392,911	1,361,249	920,941	910,157	753,690	715,360	677,834
Long-term debt	**157,870**	138,890	113,287	-	-	-	-	-
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**10,750**	8,653	6,675	6,940	7,950	5,881	5,562	2,617
Natural Gas *(mcf/d)*	**39,749**	30,221	24,837	25,562	20,681	16,006	18,277	11,593
Total *(boe/d)*	**17,375**	13,690	10,814	11,201	11,397	8,549	8,608	4,549

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) is dated and based on information at August 8, 2007. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2007 and audited consolidated financial statements for the years ended December 31, 2006 and 2005 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

Certain information set forth in this MD&A contains forward-looking statements including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such statements may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and natural gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production of oil and natural gas and production risks associated with sour hydrocarbons, dependence on third-party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third-party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on these statements. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

This MD&A uses the terms "cash flow from operations," "cash flow" and "cash flow per share," which are not recognized measures under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it demonstrates Highpine's ability to generate cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Highpine calculates cash from operations as cash from operating activities before the change in non-cash working capital related to operating activities and abandonment expenditures.

The following table reconciles the cash flow from operating activities to cash from operations:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
($000s)				
Cash flow from operating activities	**46,898**	45,273	**92,643**	60,698
Change in non-cash operating working capital	**(258)**	(10,569)	**(1,889)**	5,552
Abandonment expenditures	**229**	46	**745**	46
Cash from operations	**46,869**	34,750	**91,499**	66,296

Highpine also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited, including the Company's annual information form, is available on SEDAR at www.sedar.com and on the Company's website at www.highpineog.com.

Financial Results

Oil and Natural Gas Revenue

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
($000s)						
Crude oil and natural gas liquids (NGLs) revenue	**66,789**	46,251	44	**128,123**	92,619	38
Natural gas revenue	**30,896**	15,393	101	**60,313**	30,831	96
	97,685	61,644	58	**188,436**	123,450	53
Realized hedging gain	**1,000**	1,840	(46)	**2,795**	2,308	21
Unrealized hedging gain (loss)	**5,084**	(719)	-	**(1,551)**	1,423	-
Total oil and natural gas revenue	**103,769**	62,765	65	**189,680**	127,181	49

For the six months ended June 30, 2007 total oil and natural gas revenue increased to $189.7 million from $127.2 million for the six months ended June 30, 2006 due to production volume increases.

For the three months ended June 30, 2007, total oil and gas revenue increased to $103.8 million from $62.8 million for the three months ended June 30, 2006 due to production volume increases and a $5.1 million unrealized hedging gain.

Production

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Daily Production						
Crude oil and NGLs *(bbls/d)*	**11,025**	6,940	59	**10,888**	7,442	46
Natural gas *(mcf/d)*	**41,449**	25,562	62	**40,604**	23,135	76
Boe/d	**17,933**	11,201	60	**17,655**	11,298	56
Production Mix						
Crude oil and NGLs	**61%**	62%	(2)	**62%**	66%	(6)
Natural gas	**39%**	38%	3	**38%**	34%	12
	100%	100%	-	**100%**	100%	-

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
(boe/d)						
Daily Production by Area						
Pembina Nisku Fairway	**14,166**	7,584	87	**13,667**	8,033	70
West Central Alberta Gas Fairway	**2,959**	2,840	4	**3,146**	2,389	32
Bantry / Retlaw	**564**	460	23	**576**	478	21
Other	**244**	317	(23)	**266**	398	(33)
Total	**17,933**	11,201	60	**17,655**	11,298	56

Production for the six months ended June 30, 2007 increased 56 percent to 17,655 boe/d from 11,298 boe/d for the six months ended June 30, 2006. The increase is attributable to production from the acquisition of Kick Energy Corporation ("Kick") on August 1, 2006 and new production from the Company's drilling program.

Production for the three months ended June 30, 2007 increased 60 percent to 17,933 boe/d from 11,201 boe/d for the three months ended June 30, 2006. The increase in production is a result of bringing new wells from the Company's drilling program on stream.

Pricing

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Selling Prices Before Hedges						
Crude oil and NGLs *($/bbl)*	**66.57**	73.23	(9)	**65.01**	68.76	(5)
Natural gas *($/mcf)*	**8.19**	6.62	24	**8.21**	7.36	12
Total combined *($/boe)*	**59.86**	60.48	(1)	**58.97**	60.37	(2)

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Benchmark Prices						
WTI oil *(US$/bbl)*	**64.94**	70.70	(8)	**61.46**	67.13	(8)
US$/Cdn$ exchange rate	**0.91**	0.89	2	**0.88**	0.88	-
AECO natural gas *($/mcf)*	**7.09**	6.03	18	**7.24**	6.76	7

A decrease in the WTI benchmark price for crude oil of 8 percent combined with a stronger Canadian dollar resulted in a lower realized price for the three months ended June 30, 2007 compared to the three months ended June 30, 2006. Average AECO prices were 18 percent higher in the second quarter of 2007 compared to the second quarter of 2006 resulting in higher realized natural gas prices.

The WTI benchmark price for crude oil was 8 percent lower for the first six months of 2007 compared to the first six months of 2006. Average AECO prices were 7 percent higher for the first six months of 2007 compared to the first six months of 2006.

Commodity Price Risk Management

Highpine's ability to execute its business strategy is dependent on generating cash flow that can be reinvested into its capital program. Highpine utilizes financial and physical commodity price hedges to protect cash flow against commodity price volatility. Highpine may enter into commodity price hedges to a maximum of 50 percent of budgeted production.

Six months ended June 30,	2007			2006
	Crude Oil & NGLs (bbl)	**Natural Gas (mcf)**	**Total (boe)**	Total (boe)
Average volumes hedged (per day)	**5,500**	**14,583**	**7,931**	3,972
Percent of production hedged	**51%**	**36%**	**45%**	35%
Realized hedging gain ($)	**1.03**	**0.10**	**0.87**	1.13

For the six months ended June 30, 2007, Highpine realized a $0.8 million natural gas hedging gain and a $2.0 million crude oil hedging gain. For the six months ended June 30, 2006, Highpine realized a $2.5 million natural gas hedging gain and a $0.2 million crude oil hedging loss.

For the three months ended June 30, 2007, Highpine realized a $5.1 million unrealized hedging gain. The gain was primarily related to weakening forward prices for natural gas.

Six months ended June 30,	2007			2006
	Crude Oil & NGLs	**Natural Gas**	**Total**	Total
($000s)				
Realized hedging gain	**2,030**	**765**	**2,795**	2,308
Unrealized hedging gain (loss)	**(1,644)**	**93**	**(1,551)**	1,423
Total hedging gain (loss)	**386**	**858**	**1,244**	3,731

The following contracts were outstanding at June 30, 2007:

Term	Contract	Volume	Fixed Price
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $73.00/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $73.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $74.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $75.82/bbl
Jan 07 to Dec 07	Natural Gas Swap	2,500 GJs/d	Cdn $7.55/GJ
Jan 07 to Dec 07	Natural Gas Swap	2,500 GJs/d	Cdn $7.62/GJ
Feb 07 to Mar 08	Natural Gas Swap	1,250 GJs/d	Cdn $7.68/GJ
Feb 07 to Mar 08	Natural Gas Swap	1,250 GJs/d	Cdn $7.70/GJ
Jul 06 to Mar 08	Natural Gas Collar	5,000 GJs/d	Cdn $6.00 to $11.10/GJ

As at June 30, 2007, the unrealized mark-to-market loss on outstanding crude oil contracts was $0.5 million and the unrealized mark-to-market gain on outstanding natural gas contracts was $2.2 million.

Royalty Expense

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Total royalties, net of ARTC *($000s)*	**27,361**	17,952	52	**54,079**	37,946	43
As a percent of oil and natural gas sales (before hedging)	**28%**	29%	(3)	**29%**	31%	(6)
$/boe	**16.77**	17.61	(5)	**16.92**	18.56	(9)

Royalty rates as a percentage of oil and natural gas sales were slightly lower in the second quarter of 2007 compared to the second quarter of 2006. The decrease in royalties as a percentage of revenues is due to certain wells with gross overriding royalties being shut-in during the quarter combined with receiving a royalty refund relating to a 2006 Gas Cost Allowance adjustment.

Royalty rates as a percentage of oil and natural gas sales were lower during the first six months of 2007 compared to the first six months of 2006 primarily due to wells with gross overriding royalties comprising a lower proportion of the Company's total production.

During the year ended December 31, 2006, the Company received $500,000 of Alberta Royalty Tax credits (ARTC). The ARTC program has been discontinued for 2007.

Operating Costs

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Operating costs *($000s)*	**16,586**	7,348	126	**30,960**	14,243	117
$/boe	**10.16**	7.21	41	**9.69**	6.96	39

For the six and three months ended June 30, 2007, operating costs on a per boe basis increased 39 percent and 41 percent respectively compared to the comparative 2006 periods. The increases were a result of higher processing costs on increased Pembina sour production realized in 2007 including higher processing charges on volumes processed at third party facilities. In addition, the Company has experienced more workover costs in 2007.

Transportation Costs

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Transportation costs *($000s)*	**1,800**	794	127	**3,392**	1,312	159
$/boe	**1.10**	0.78	41	**1.06**	0.64	66

For the six and three months ended June 30, 2007, transportation costs on a per boe basis increased 66 percent and 41 percent respectively compared to the comparative 2006 periods. The increase is attributable to higher sulphur transportation charges as a result of the increase in sour oil production combined with railway interruptions during 2007.

Operating Netback

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
($/boe)						
Sales price before hedging	**59.86**	60.48	(1)	**58.97**	60.37	(2)
Royalties	**(16.77)**	(17.61)	(5)	**(16.92)**	(18.56)	(9)
Operating costs	**(10.16)**	(7.21)	41	**(9.69)**	(6.96)	39
Transportation costs	**(1.10)**	(0.78)	41	**(1.06)**	(0.64)	66
Netback before hedges	**31.83**	34.88	(9)	**31.30**	34.21	(9)
Realized hedging gain	**0.61**	1.81	(66)	**0.87**	1.13	(23)
Operating netback	**32.44**	36.69	(12)	**32.17**	35.34	(9)

Operating netback before realized hedging gains was $31.83/boe for the three months ended June 30, 2007 compared to $34.88/boe for the three months ended June 30, 2006. The $3.05/boe decrease is primarily attributable to higher operating costs as a result of increases in processing costs relating to increased sour oil production combined with higher workover expenditures.

Operating netback before realized hedging gains was $31.30/boe for the six months ended June 30, 2007 compared to $34.21/boe for the six months ended June 30, 2006. The 9 percent decrease was due to a combination of lower commodity prices and higher operating and transportation costs.

General and Administrative Expenses

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Gross expenses *($000s)*	**4,195**	2,899	45	**8,320**	5,490	52
Capitalized *($000s)*	**(796)**	(702)	13	**(1,566)**	(1,298)	21
Net expenses *($000s)*	**3,399**	2,197	55	**6,754**	4,192	61
$/boe	**2.08**	2.16	(4)	**2.11**	2.05	3
percent capitalized	**19%**	24%	(21)	**19%**	24%	(21)

Gross expenses increased 52 percent to $8.3 million in the first six months of 2007 from $5.5 million in the first six months of 2006 as a result of staff increases necessary to manage the growth of the Company and severance costs incurred. At June 30, 2007, Highpine had 63 Calgary based office employees compared to 53 at June 30, 2006. On a per boe basis, general and administrative expenses increased 3 percent to $2.11/boe from $2.05/boe in the first six months of 2006.

Stock-Based Compensation

Stock-based compensation expense totaled $2.0 million in the first six months of 2007 compared to $3.0 million in the first six months of 2006. The decrease is attributable to options cancelled in the quarter which resulted in a recovery of previously recognized stock-based compensation expense.

On March 21, 2007, 1.9 million stock options which had been granted to non-officer employees at exercise prices ranging from $14.92 to $23.25 were repriced to an exercise price of $12.05. The vesting period of all repriced options was reset such that the repriced options vest as to one-quarter thereof on each of the first, second, third and fourth anniversaries of the repricing. An additional $5.1 million of stock based compensation expense will be recorded over the four year vesting period of the repriced options as a result of the reprice.

Interest and Finance Costs

Interest and finance costs for the first six months of 2007 were $4.5 million versus $1.9 million in the first six months of 2006. This increase was primarily due to higher average debt levels.

Depletion, Depreciation and Accretion

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Depletion and depreciation *($000s)*	**48,940**	29,605	65	**94,325**	58,647	61
Accretion of asset retirement obligation *($000s)*	**226**	150	51	**451**	268	68
Total DD&A	**49,166**	29,755	65	**94,776**	58,915	61
DD&A rate $/boe	**30.13**	29.20	3	**29.66**	28.81	3

The depletion, depreciation, and accretion (DD&A) rate increased to $30.13/boe in the second quarter of 2007 from $29.20/boe in the second quarter of 2006. The higher DD&A rate is primarily attributable to the Kick acquisition for which Highpine recorded a higher proportionate cost per barrel of proved reserves compared to the Company's existing properties.

Income Taxes

The Company did not incur any cash taxes during the first six months of 2007. For 2007 and subsequent years, Crown charges are fully deductible for income tax purposes. Resource allowance which was intended to compensate taxpayers for non-deductible Crown charges has also been eliminated.

Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, the Company currently believes no cash income tax will be payable in 2007 or 2008.

Cash From Operations and Net Earnings

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Cash from operations *($000s)*	**46,869**	34,750	35	**91,499**	66,296	38
Per diluted share *($)*	**0.68**	0.65	5	**1.35**	1.29	5
Net earnings(loss) *($000s)*	**1,060**	10,594	(90)	**(5,346)**	11,885	-
Per diluted share *($)*	**0.02**	0.20	(90)	**(0.08)**	0.23	-

For the six months ended June 30, 2007, cash from operations increased 38 percent to $91.5 million from $66.3 million for the six months ended June 30, 2006 due to production increases realized. Cash flow per diluted share increased 5 percent to $1.35.

During the first six months of 2007, Highpine incurred a net loss of $5.3 million, compared to net earnings of $11.9 million for the six months ended June 30, 2006. Net earnings for the six months ended June 30, 2006 included a $9.1 million non-recurring future tax reduction realized as a result of enacted Canadian federal and Alberta tax rate reductions.

Liquidity and Capital Resources

At June 30, 2007, the Company had a revolving term credit facility of $230 million and a demand operating credit facility of $20 million with $172 million drawn against these facilities, thereby providing remaining credit capacity of $78 million. At June 30, 2007, the Company had a working capital deficiency of $6 million and net debt of $178 million.

As at	**June 30, 2007**	December 31, 2006
($000s)		
Capitalization		
Bank debt	**171,943**	138,890
Working capital deficiency[1]	**6,227**	30,680
Net debt	**178,170**	169,570
Shares outstanding *(#)*	**67,744**	67,648
Market price at end of period *($)*	**14.25**	15.70
Market capitalization	**965,352**	1,062,074
Total capitalization	**1,143,522**	1,231,644
Net debt as a percent of total capitalization	**16%**	14%
Annualized cash from operations	**182,998**	127,440
Net debt to annualized cash from operations ratio	**0.97**	1.33

(1) Working capital excludes unrealized financial instruments.

On May 3, 2007, the Company's revolving term credit facility was increased to $230 million and was extended to May 28, 2008 thereby providing a total available bank line of $250 million to the Company.

Expenditures to be incurred on Highpine's remaining 2007 capital budget are expected to be funded from the Company's credit facilities and cash from operations.

At August 8, 2007, the Company's bank debt was approximately $160 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and property acquisitions, totaled $100.5 million for the six months ended June 30, 2007 compared to $78.7 million for the six months ended June 30, 2006. The Company's capital program is heavily weighted to the Pembina Nisku fairway which accounted for 87 percent of capital expenditures for the six months ended June 30, 2007.

	Six months ended June 30,		
	2007	2006	% Change
($000s)			
Land	**9,566**	14,090	(32)
Geologic and geophysical	**7,304**	5,785	26
Drilling and completions	**55,665**	37,591	48
Facilities and equipment	**26,339**	19,761	33
Capitalized general and administrative	**1,566**	1,298	21
Office and other	**52**	147	(65)
Total capital expenditures	**100,492**	78,672	28
Property acquisitions	**-**	14,687	(100)
Corporate acquisitions [1]	**-**	114,287	(100)
Total capital expenditures and acquisitions	**100,492**	207,646	(52)

(1) Represents total consideration for the transactions, including fees, but is prior to the related future income tax liability and asset retirement obligation.

Outstanding Common Shares

As at August 8, 2007, the Company had 67.9 million class A common shares outstanding and had granted options to directors, officers, employees and consultants to acquire a further 4.8 million class A common shares with an average exercise price of $10.71 per share.

Change in Accounting Policies

Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") section 3855 "Financial Instruments - Recognition and Measurement," section 1530 "Comprehensive Income," section 3865 "Hedges" and section 3861 "Financial Instruments – Disclosure and Presentation". The standards deal with the recognition and measurement of financial instruments and comprehensive income. These standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2007 opening balances. See Note 2 to the consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time.

Internal Controls Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no material changes in the Company's internal controls over financial reporting during the quarter ended June 30, 2007.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licences and other consents and approvals;
- Finding and producing reserves economically;
- Production risks associated with sour hydrocarbons;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict either the nature of those requirements or the impact on the Company and its operations and financial condition.

Selected Annual Information

	2006	2005	2004
Financial			
($000s, except per share amounts)			
Total revenue[(1)]	254,938	141,634	41,025
Net earnings	6,953	12,274	3,177
Per share – basic	0.12	0.35	0.19
Per share – diluted	0.12	0.34	0.19
Cash from operations	127,440	74,550	19,773
Per share – basic	2.21	2.13	1.18
Per share – diluted	2.17	2.09	1.16
Corporate acquisitions	379,345	257,314	51,151
Capital expenditures[(2)]	222,214	153,606	61,133
Total assets	1,392,911	753,690	163,388
Long-term debt	138,890	-	-
Operating			
Average daily production			
Oil and NGLs *(bbls/d)*	7,554	3,984	1,578
Natural Gas *(mcf/d)*	25,350	13,823	6,423
Total *(boe/d)*	11,779	6,288	2,648

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Summary of Quarterly Results

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Financial								
($000s, except per share amounts)								
Total revenue[(1)]	**103,769**	85,911	67,552	60,205	62,765	64,416	54,229	51,495
Net earnings (loss)	**1,060**	(6,406)	(5,446)	514	10,594	1,291	4,855	6,683
Per share – basic	**0.02**	(0.09)	(0.08)	0.01	0.20	0.03	0.11	0.15
Per share – diluted	**0.02**	(0.09)	(0.08)	0.01	0.20	0.03	0.11	0.15
Cash from operations	**46,869**	44,630	29,973	31,171	34,750	31,546	27,957	29,796
Per share – basic	**0.69**	0.66	0.44	0.50	0.66	0.66	0.63	0.67
Per share – diluted	**0.68**	0.66	0.44	0.49	0.65	0.65	0.62	0.65
Corporate acquisitions	-	-	-	289,694	-	89,651	-	-
Capital expenditures[(2)]	**24,670**	75,822	72,711	56,144	46,590	46,769	50,861	48,149
Total assets	**1,415,081**	1,421,510	1,392,911	1,361,249	920,941	910,157	753,690	715,360
Long-term debt	**171,943**	157,870	138,890	113,287	-	-	-	-
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**11,025**	10,750	8,653	6,675	6,940	7,950	5,881	5,562
Natural Gas *(mcf/d)*	**41,449**	39,749	30,221	24,837	25,562	20,681	16,006	18,277
Total *(boe/d)*	**17,933**	17,375	13,690	10,814	11,201	11,397	8,549	8,608

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

HIGHPINE OIL & GAS LIMITED

Notice of the Annual General Meeting of Shareholders
to be held on May 9, 2007

The annual general meeting of the holders of class "A" common shares of Highpine Oil & Gas Limited will be held in the Grand Lecture Theatre of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Wednesday, May 9, 2007, at 10:00 a.m., Calgary time, to:

1. receive and consider our consolidated financial statements for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2. fix the number of directors to be elected at the meeting at seven (7);

3. elect seven (7) directors for the ensuing year;

4. appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such; and

5. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on March 20, 2007 (the "**Record Date**") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o of Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. In order to be valid, proxies must be received by Valiant Trust Company not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

A management proxy circular relating to the business to be conducted at the meeting and an Annual Report containing our audited consolidated financial statements for the fiscal year ended December 31, 2006 accompany this Notice.

Dated at Calgary, Alberta this 16th day of March, 2007.

By order of the Board of Directors

(Signed) A. Gordon Stollery
Chairman and Chief Executive Officer

HIGHPINE OIL & GAS LIMITED

Information Circular – Proxy Statement
dated March 16, 2007

For the Annual General Meeting
of Shareholders to be held on May 9, 2007

PROXIES

Solicitation of Proxies

This information circular – proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at the annual general meeting of our shareholders (the "**Meeting**") to be held in the Grand Lecture Theatre of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Wednesday, May 9, 2007, at 10:00 a.m., local time, and any adjournment thereof for the purposes set forth in the accompanying Notice of Annual General Meeting. Only shareholders of record on March 20, 2007 are entitled to notice of, and to attend and vote at, the Meeting, unless a shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder submitting a proxy you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the form of proxy furnished by us. To exercise this right you should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names or submit another appropriate proxy.** In order to be effective, the proxy must be deposited with our Corporate Secretary in care of Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your class "A" common shares ("**Common Shares**") in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on our records. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications or another intermediary. If you receive a voting instruction form from ADP Investor Communications or another intermediary it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the Meeting in order to have the shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), you may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for the registered shareholder, you should enter your own name in the blank space on the form of proxy provided to you and return the same to your broker (or the broker's agent) in accordance with the instructions provided by your broker (or agent), well in advance of the Meeting.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the Meeting you or such person may revoke the proxy and you may vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited at our head office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual general meeting and this information circular – proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any ballot in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual general meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this information circular – proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of Common Shares without nominal or par value which may be issued for such consideration as may be determined by resolution of our board of directors (the "**Board**"). As at March 16, 2007, there were 67,660,333 Common Shares issued and outstanding. As a holder of Common Shares, you are entitled to one vote on a ballot at the Meeting for each Common Share you own. We are also authorized to issue an unlimited number of class "B" common non-voting shares, issuable in series. Each series is issuable upon the terms and conditions as set by our Board at the time of creation, subject to the class priorities. As at March 16, 2007, there were no class "B" common non-voting shares issued and outstanding.

To the knowledge of our directors and officers, as at March 16, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Directors will be elected at the Meeting. Our Board presently consists of seven members. It is proposed that the Board will be fixed at seven members and the following persons will be nominated at the Meeting:

A. Gordon Stollery
John A. Brussa
Richard G. Carl
Timothy T. Hunt
Andrew Krusen
Hank B. Swartout
Kenneth S. Woolner

Each director elected will hold office until the next annual general meeting, or until his successor is duly elected or appointed, unless his office be earlier vacated.

It is the intention of the management designees, if named as proxy, to vote "FOR" an ordinary resolution in favour of fixing our Board at seven members and in favour of the election of the following persons to our Board unless otherwise directed. Management does not contemplate that any of these nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, **the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of directors.**

The following information relating to the nominees as directors is based partly on our records and partly on information received by us from the nominees and sets forth the names and province or state and country of residence of all of the persons nominated for election as directors, the periods during which they have served as directors, their principal occupations or employments during the five preceding years and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of March 16, 2007.

Name, Province/State and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (5)
A. Gordon Stollery Alberta, Canada	April 1998	Chairman and Chief Executive Officer of Highpine	6,469,598
John A. Brussa (2) Alberta, Canada	February 2000	Partner, Burnet, Duckworth & Palmer LLP (law firm)	199,314

Name, Province/State and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed [5]
Richard G. Carl [3] Ontario, Canada	August 2003	President and Chief Operating Officer of AGS Capital Corp. (investment company) since May 15, 2006; Special Advisor to TerraNova Partners L.P. (oil and gas investment limited partnership) from January 1, 2006 to May 15, 2006; Interim President and Chief Executive Officer of Collective Bid Systems Inc. and CBID Markets Inc. (electronic fixed income trading platform offering trading services in the Canadian fixed income market to retail and institutional investors) from July 1, 2005 to December 31, 2005; prior thereto, Managing Partner, Lawrence & Company Inc. (investment firm)	160,930
Timothy T. Hunt [3] Alberta, Canada	August 2006	Independent businessman since August 1, 2006; prior thereto, President and Chief Executive Officer of Kick Energy Corporation (oil and gas company)	1,708,743
Andrew Krusen [1][3] Florida, United States	February 2000	Chairman, President and Chief Executive Officer, Dominion Financial Group Inc. (investment and financial services firm)	646,110
Hank B. Swartout [1][2] Alberta, Canada	February 2000	Executive Chairman, Precision Drilling Corporation (administrator to Precision Drilling Trust, an oil and gas services trust) since January 1, 2007; prior thereto Chairman and Chief Executive Officer, Precision Drilling Corporation (administrator to Precision Drilling Trust, an oil and gas services trust) from November 7, 2005 until January 1, 2007; and prior thereto Chairman, President and Chief Executive Officer of Precision Drilling Corporation (oil and gas services company)	1,569,746

Name, Province/State and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (5)
Kenneth S. Woolner (1)(2) Alberta, Canada	February 2006	Independent businessman since February 21, 2006; prior thereto, Executive Chairman of White Fire Energy Ltd. (oil and gas company) since April 2005. President and Chief Executive Officer of Lightning Energy Ltd. (oil and gas company) from December 2001 to April 2005; prior thereto, President of Velvet Exploration Ltd. (oil and gas company)	163,185

Notes:

(1) Member of the Audit Committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).

(2) Member of the Compensation, Nominating and Corporation Governance Committee.

(3) Member of the Reserves Committee.

(4) We do not have an Executive Committee.

(5) In addition, Messrs. Stollery, Brussa, Carl, Hunt, Krusen, Swartout and Woolner hold options to purchase 200,640, 18,846, 86,901, 15,000, 18,846, 18,846 and 15,000 Common Shares, respectively. Our non-management directors, Messrs. Brussa, Carl, Hunt, Krusen, Swartout and Woolner also hold 1,402, 1,943, 603, 1,653, 1,717 and 1,443 DSUs. See "Director Compensation – Director Deferred Share Unit Plan".

Additional Disclosure Relating to Directors

To the knowledge of our executive officers and directors, none of our directors is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receive manager or trustee appointed to hold his assets.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying form of proxy in favour of an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, to serve as our auditors until the next annual general meeting of our shareholders and to authorize our directors to fix their remuneration as such. KPMG LLP have been our auditors since incorporation.

DIRECTOR COMPENSATION

Compensation of Directors

Directors who are also our executive officers receive no remuneration as directors. In March 2006, a deferred share unit plan was established for the outside directors. During 2006, our non-management directors received a grant of 1,000 deferred share units in respect of their annual retainer and were paid a fee of $1,000 per meeting of our Board or any committee of our Board in which they participated. The Chairs of the committees of our Board received an additional fee of $2,000 in respect of each meeting of a committee of our Board in which they participated. In addition, our directors were reimbursed for transportation and other expenses incurred for attendance at Board and committee meetings and for their reasonable expenses incurred in carrying out their duties as directors. Our directors are entitled to participate in our share option plan and during the fiscal year ended December 31, 2006, two non-management directors appointed as directors during 2006 were each granted options to purchase 15,000 Common Shares at an exercise price of $17.85 per share. As at December 31, 2006, non-management directors held options to purchase an aggregate of 173,439 Common Shares exercisable at prices ranging from $3.25 to $17.85 per share.

For 2006 outside directors elected to receive a total of $62,000 in fees as described below in the form of DSUs.

Director	Board Retainer ($)	Board Attendance Fee ($)	Committee Attendance Fee ($)	Total Fees Paid ($)
John A. Brussa	Nil	5,000	3,000	8,000
Richard G. Carl	Nil	7,000	11,000	18,000
Timothy T. Hunt	Nil	3,000	Nil	3,000
Andrew Krusen	Nil	7,000	5,000	12,000
Hank B. Swartout	Nil	6,000	7,000	13,000
Kenneth S. Woolner	Nil	6,000	2,000	8,000

Notes:
(1) Each of the directors received a grant of 1,000 deferred share units ("DSUs") in respect of their annual retainer.
(2) As a director who is also an executive officer, Mr. A. Gordon Stollery did not receive any compensation for acting as a director.
(3) Each of the directors have elected to receive the fees in the foregoing table in the form of DSUs.

Director Deferred Share Unit Plan

In March 2006, our Board implemented a deferred share unit plan (the "**DSU Plan**") for non-management directors. Directors receive an annual grant of DSUs, approved by our Board on the recommendation of the Compensation, Nominating and Corporate Governance Committee. Directors may also elect to receive amounts payable to them by us in respect of services provided to us by them as a member of our Board in the form of DSUs. Under the terms of the plan, DSUs awarded will vest immediately and have an initial value equal to the market value of a Common Share at the time the DSU was credited to the director. The value of a DSU, when converted to cash, is equivalent to the market value of a Common Share at the time the conversion takes place. If dividends are paid on our Common Shares, DSUs will attract dividends in the form of additional DSUs at the same rate as dividends on Common Shares. A director cannot convert DSUs to cash until the director ceases to be a member of our Board.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table provides a summary of compensation earned during each of our three most recently completed fiscal years by our Chief Executive Officer, Vice President, Finance and Chief Financial Officer and our three next most highly compensated executive officers (collectively, the "**Named Executive Officers**") whose salary and bonus for the year ended December 31, 2006 exceeded $150,000.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Securities under Options [2]/SARS Granted	Shares or Units Subject to Resale Restrictions	LTIP Payouts	All Other Compensation
		($)	($)	($)	(#)	($)	($)	($)
A. Gordon Stollery	2006	100,000	20,000	(1)	Nil / Nil	Nil	Nil	Nil
Chairman and Chief	2005	90,000	42,500	(1)	75,000 / Nil	Nil	Nil	Nil
Executive Officer	2004	60,000	35,000	(1)	125,640 / Nil	Nil	Nil	Nil
Greg N. Baum	2006	200,000	40,000	(1)	Nil / Nil	Nil	Nil	Nil
President and Chief	2005	175,000	85,000	(1)	75,000 / Nil	Nil	Nil	Nil
Operating Officer	2004	145,000	70,000	(1)	125,640 / Nil	Nil	Nil	Nil
Harry D. Cupric	2006	175,000	50,000	(1)	Nil / Nil	Nil	Nil	Nil
Vice President,	2005	154,400	70,000	(1)	104,700 / Nil	Nil	Nil	Nil
Finance and Chief Financial Officer	2004	125,000	50,000	(1)	209,400 / Nil	Nil	Nil	Nil
Robert W. Rosine Executive Vice President, Corporate Development	2006 [3]	158,000	50,000	(1)	200,000 / Nil	Nil	Nil	Nil
Charles L. Buckley Senior Vice President, Exploration	2006 [4]	83,300	15,000	(1)	200,000 / Nil	Nil	Nil	Nil

Notes:

(1) The value of perquisites and benefits for each Named Executive Officer was not greater than the lesser of $50,000 and 10% of such officer's salary and bonus for any of the years indicated.

(2) Gives effect to the adjustment in the number of Common Shares issuable upon exercise of the options as a result of the stock dividend (the "**Stock Dividend**") declared by our company effective February 15, 2005 of 0.047 of a Common Share in respect of each issued and outstanding Common Share as at February 15, 2005.

(3) Mr. Rosine commenced employment with us on February 21, 2006.

(4) Mr. Buckley commenced employment with us on August 1, 2006.

Long-term Incentive Plan Awards

Other than the grant of stock options pursuant to our share option plan, we made no long-term incentive plan awards during the fiscal year ended December 31, 2006.

Option Grants During the Fiscal Year Ended December 31, 2006

The following table sets forth certain information respecting grants of options to purchase Common Shares to the Named Executive Officers during the most recently completed financial year.

Name	Options Granted (1)	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Common Shares on the Date of Grant	Expiration Date
	(#)	(%)	($/share)	($/share)	
A. Gordon Stollery	Nil	N/A	N/A	N/A	N/A
Greg N. Baum	Nil	N/A	N/A	N/A	N/A
Harry D. Cupric	Nil	N/A	N/A	N/A	N/A
Robert W. Rosine	200,000	10.1	21.65	21.65	February 20, 2012
Charles L. Buckley	200,000	10.1	18.90	18.90	August 9, 2012

Note:
(1) The options vest as to one-quarter on each of the first, second, third and fourth anniversaries of the date of grant.

Option Exercises During the Fiscal Year Ended December 31, 2006 and Fiscal Year End Option Values

The following table sets forth certain information with respect to option exercises by the Named Executive Officers during the most recently completed financial year and their respective option positions as at December 31, 2006.

			Unexercised Options at December 31, 2006			
			Number of Common Shares Issuable Upon Exercise of Options		Value of in-the-Money Options (2)(3)	
Name	Options Exercised	Aggregate Value Realized (1)	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
A. Gordon Stollery	Nil	Nil	81,570	119,070	603,149	516,899
Greg N. Baum	Nil	Nil	81,570	119,070	603,149	516,899
Harry D. Cupric	Nil	Nil	196,313	117,787	2,437,731	1,251,139
Robert W. Rosine	Nil	Nil	Nil	200,000	Nil	Nil
Charles L. Buckley	Nil	Nil	Nil	200,000	Nil	Nil

Notes:
(1) "Aggregate Value Realized" means the number of Common Shares acquired on exercise of the options times the difference between the closing price of the Common Shares on the TSX on the date of exercise and the exercise price of the options.
(2) The value of unexercised in-the-money options at year-end is based on the closing price of the Common Shares on the TSX on December 29, 2006, which was $15.70 per share, less the exercise price.
(3) "In-the-money" means that the market value of the Common Shares underlying the options on that date exceeded the option exercise price.

Termination of Employment, Change in Responsibilities and Employment Contracts

We recently entered into employment agreements with each of Greg Baum, Harry Cupric, Robert Rosine and Charles Buckley which agreements outline certain terms and conditions of employment, such agreements and employment to continue indefinitely. The agreements with Messrs. Cupric and Rosine provide that, if their employment is terminated without just cause, they will receive a severance payment equal to one times their base salary, a 15% top-up for loss of benefits, plus one-half of the average of prior bonuses. In the event of a change of control of our company (where an offeror acquires more than 50% of the shares of our company, or combination with another corporation whereby our shareholders do not thereafter have 50% or more of the voting shares) and good reason (a negative change in duties, responsibilities, salary or lines of reporting), each of Messrs. Cupric and Rosine can elect to resign and receive a payment equal to one and one-half times base salary, a 15% top-up for loss of benefits, and one-half of the average of prior bonuses. Regardless of the reason employment ceases, each of Messrs. Cupric and Rosine agree, for one year after employment ceases, to not solicit away any of our employees or consultants. In addition, Mr. Rosine agrees, for one year after his employment ceases, not to be involved with any person or company engaged in the business of oil and gas exploration on the majority of our company's lands and certain lands surrounding our company's lands.

Our employment agreement with Charles Buckley has terms similar to those outlined above, with the exception that he has the election to resign within three months of a change of control and obtain the severance payment. Our employment agreement

with Greg Baum also provides Mr. Baum with the election to resign and obtain a severance payment in the event of a change of control. If Mr. Baum so resigns or if his employment is terminated without just cause the severance payment is two times base salary, a 15% top-up for loss of benefits, plus one-half of the average of prior bonuses. Messrs. Buckley and Baum have the same post termination obligations in regards to non-solicitation and competition as Mr. Rosine.

Share Option Plan

We have a share option plan (the "**Option Plan**"), which is administered by our Board (or any committee of our Board to whom the operation of the Option Plan may be delegated). The following is a summary description of the general operation of the Option Plan. The Option Plan includes the following terms:

1. officers, directors, employees and consultants of our company (or any of our subsidiaries) and others who provide services to our company (or any of our subsidiaries), are eligible to receive options under the Option Plan;

2. the maximum number of Common Shares issuable pursuant to the Option Plan is equal to 10% of the outstanding Common Shares on a non-diluted basis. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares available under the Option Plan, and any exercises of options will make new grants available under the Option Plan;

3. the vesting arrangements are within the discretion of our Board;

4. the term of share option grants are within the discretion of our Board, but cannot exceed six years;

5. the aggregate number of Common Shares reserved for issuance to any one person under the Option Plan may not exceed 5% of the then outstanding Common Shares on a non-diluted basis and the number of Common Shares, together with all of our company's other previously established or proposed security based compensation arrangements reserved for issuance to insiders of our company, may not exceed 10% of the outstanding Common Shares on a non-diluted basis;

6. options terminate within a set period of time, generally 90 days, following an optionholder ceasing to be at least one of an officer, director, employee, consultant or other service provider of our company (or a subsidiary);

7. the exercise price of a share option is fixed by the Board at the time of grant and may not be less than the closing market price of the Common Shares at the time of grant or the volume weighted average trading price of the Common Shares for the five trading days preceding the date of grant;

8. our Board may amend or discontinue the Option Plan at any time, provided that no such amendment shall be made without the approval of any stock exchange on which the Common Shares may be listed, if required by such stock exchange, or, without the consent of the optionees, if it alters or impairs any option previously granted, and provided that the Board will not be entitled to amend an option grant for an option held by an insider to lower the exercise price or to extend the expiry date of options without approval of the exchange and, if required by the exchange, shareholder approval;

9. options granted under the Option Plan are non-assignable; and

10. optionees have the right (the "**Put Right**") to request that our company purchase each of their vested Options for a price (the "**Purchase Price**") equal to the excess of the market price, determined on the date (the "**Notice Date**") of receipt of written notice of exercise (the "**Put Notice**") by our company, over the exercise price for each option being purchased under the Put Right. Upon the exercise of the Put Right, our company is required to deliver to the optionee a cheque representing the Purchase Price within three business days of the Notice Date. Notwithstanding the foregoing, (a) our Board or the optionee may select all or a portion of the Purchase Price to be satisfied wholly or in part by the issuance of Common Shares from treasury; and (b) our Board, or any committee of our Board to whom the operation of the Option Plan has been delegated, may at its sole discretion decline to accept the exercise of a Put Right at any time.

The current balance of options to acquire 4,476,704 Common Shares represents approximately 6.6% of our currently outstanding Common Shares. As at March 16, 2007, there are 2,289,329 Common Shares remaining available for issuance under our Option Plan, calculated as 10% of our currently outstanding 67,660,333 Common Shares, less our outstanding options. All options currently outstanding under the Option Plan expire six years from the date of the grant and vest over four years commencing one year after the date of grant subject to accelerated vesting in the case of a change of control of our company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our Option Plan, which is our only equity compensation plan, as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	Nil	Not applicable	Nil
Equity compensation plans not approved by securityholders [1]	5,076,954 Common Shares	$15.80 per Common Share	1,687,804 Common Shares [2]
Total	5,076,954 Common Shares		1,687,804 Common Shares

Notes:

(1) Our Board approved the Option Plan prior to the initial public offering of our company which was completed on April 5, 2005. Securityholders of our company were not required to approve the Option Plan at the time that it was adopted by our Board.

(2) Calculated as 10% of the issued and outstanding Common Shares as at December 31, 2006, less the then outstanding stock options.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return for $100 invested in the Common Shares for the period from our initial listing on the Toronto Stock Exchange ("**TSX**") on April 5, 2005 to December 31, 2006, as measured by the closing price of the Common Shares at the end of each month, with the cumulative total shareholder return on each of the S&P/TSX Composite Index and the S&P/TSX Energy Index, assuming the reinvestment of dividends, where applicable, for a comparable period.



$160
$140
$120
$100
$80
$60
$40
$20
$0
Value of $100 Investment
05-Apr-05
30-Jun-05
30-Sep-05
31-Dec-05
31-Mar-06
30-Jun-06
30-Sep-06
31-Dec-06
Date
Highpine
S&P/TSX Composite Index
S&P/TSX Energy Index

Comparison of Cumulative Total Return [1]

	April 5, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Highpine	$100.00	$106.41	$122.05	$106.15	$119.23	$95.38	$87.13	$80.51
S&P/TSX Composite Index	$100.00	$103.47	$115.51	$118.82	$128.30	$123.80	$126.18	$139.33
S&P/TSX Energy Index	$100.00	$112.27	$141.51	$136.75	$150.52	$151.15	$133.86	$142.55

Note:
(1) Assuming an investment of $100 on April 5, 2005.

REPORT ON EXECUTIVE COMPENSATION

Composition and Role of Compensation, Nominating and Corporate Governance Committee

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee composed of three directors, John A. Brussa (Chairman), Hank B. Swartout and Kenneth S. Woolner. All of the members of the committee are independent directors. The committee's mandate includes making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report on Executive Compensation

To: The Shareholders of Highpine Oil & Gas Limited

Our compensation philosophy is aimed at attracting and retaining quality and experienced people which is considered to be critical to the success of our company. The Chief Executive Officer of our company is excused from the Compensation, Nominating and Corporate Governance Committee and directors' meetings during any discussion of his compensation. Our current employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options and a retirement savings plan).

Recommendations for executive compensation are made by the committee to our full Board for approval.

Base Salaries

Base salary ranges for executive officers are determined upon review of comparative data compiled by our company for a number of comparable companies within the oil and gas industry of competitive salaries paid to executive officers. Base salaries paid to senior officers of our company, including the Chief Executive Officer, are comparable to the salaries of positions for our company's peer group, using such criteria as revenue, production, cash flow and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, will be reviewed annually.

We evaluate the following components in determining over-all compensation for the executives. Salaries and cash bonuses provide short-term remuneration while options and the retirement savings plan are viewed as both long-term incentives and commitment to our company. Both of these are evaluated in comparison to similar companies within the oil and gas industry.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, we may award cash bonuses to employees, including executive officers. The award of a bonus is recommended, in the case of employees, by senior management of our company, for approval by the committee. Bonus levels for Vice Presidents are established by the committee in consultation with the President and the Chief Executive Officer, and the Chief Executive Officer's bonus is established by the committee in consultation with the independent members of our Board. In the case of non-executive employees, bonuses are based on the employee's contribution in adding share value and reducing costs and the employee's contribution to overall corporate goals. In the case of executive officers, including the Chief Executive Officer, bonus awards are based on actual corporate and individual performance as assessed by the committee and/or the independent members of our Board, as applicable. We did not adopt a formal bonus plan for fiscal 2006. Bonuses in the aggregate amount of $175,000 were awarded to the executive officers named in the table under "Executive Compensation – Compensation of Executive Officers" included herein for 2006.

Long-Term Incentive Compensation - Stock Options

Individual stock options, in the case of employees, are granted by the committee on the recommendation of senior management. Individual stock options, in the case of Vice Presidents, are granted by the committee in consultation with the Chief Executive Officer, and option grants to the Chief Executive Officer are made by the committee in consultation with the independent members of our Board. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in our company's stock option plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the plan enables executives to develop and maintain a significant ownership position in our company.

Stock options are normally awarded by the committee upon the commencement of employment based on the level of responsibility within our company. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within our company. We also evaluate the number of options an individual has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of the Common Shares on the business day immediately preceding the date of grant. The current policy of our Board is that options generally vest at a rate of one-quarter on each of the first, second, third and fourth anniversaries of the date of grant and have a six year term.

Long-Term Incentive Compensation – Retirement Savings Plan

Effective January 1, 2007, all of our employees are eligible to participate in our registered retirement savings plan. Under this plan we make a voluntary contribution on a semi-monthly basis to the registered retirement savings plan of each employee equivalent to 2% of the employee's base salary and make a matching contribution on a semi-monthly basis to the registered retirement savings plan of each employee at a rate of $1.00 for every $1.00 contributed by the employee to a maximum of 3% of the base salary of the employee for the first 2.99 years of employment and 5% thereafter.

Summary

Our compensation policies have allowed our company to attract and retain a team of talented, motivated and experienced executive officers, professionals and support staff working towards the common goal of enhancing shareholder value. The committee and our Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of our company.

Submitted by the Compensation, Nominating and Corporate Governance Committee: John A. Brussa (Chair), Hank B. Swartout and Kenneth S. Woolner.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("**NI 58-101**") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for our company is that contained in Form 58-101F1 which is attached to NI 58-101 ("**Form 58-101F1 Disclosure**").

Set out below is a description of our current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. **Board of Directors**

(a) *Disclose the identity of directors who are independent.*

Our Board has determined that the following five (5) directors of our company are independent:

John A. Brussa
Timothy T. Hunt
Andrew Krusen
Hank B. Swartout
Kenneth S. Woolner

With respect to Mr. Brussa it was noted that the law firm of which he is a partner provides legal services to us, however, our Board determined that he is independent of us after considering such matters as the magnitude of his personal equity holdings of us, the annual billings of his law firm to us and his involvement with other issuers.

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

Our Board has determined that two members of our Board are not independent. Our Board has determined that A. Gordon Stollery is not independent as Mr. Stollery is the Chief Executive Officer of our company. In addition, our Board has determined that Richard G. Carl is not independent as Mr. Carl is the President and Chief Operating Officer of AGS Capital Corp., a company which is wholly-owned by Mr. Stollery, the Chief Executive Officer of our company.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

Our Board has determined that a majority of the directors are independent.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

The following directors of our company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer
John A. Brussa	6550568 Canada Inc. Baytex Energy Ltd. (a subsidiary of Baytex Energy Trust) Blackwatch Energy Services Operating Corp. (a subsidiary of Blackwatch Energy Services Trust) Capitol Energy Resources Ltd. Cirrus Energy Corporation Crew Energy Inc. Divestco Inc. E4 Energy Inc. Endev Energy Inc. Enseco Energy Services Corp. FET Resources Inc. (a subsidiary of Focus Energy Trust) Flagship Energy Inc. FET Resources Ltd. (a subsidiary of Focus Energy Trust) Galleon Energy Inc. Grand Petroleum Ltd. Harvest Operations Corp. (a subsidiary of Harvest Energy Trust) North American Energy Partners Inc. Ontario Energy Savings Corp. (a subsidiary of Energy Savings Income Fund) Orleans Energy Ltd. Penn West Petroleum Ltd. (a subsidiary of Penn West Energy Trust) Pilot Energy Ltd. Progress Energy Ltd. (a subsidiary of Progress Energy Trust) Rider Resources Ltd. SET Resources Inc. (a subsidiary of Sound Energy Trust)

Name of Director	Name of Other Issuer
	Storm Exploration Inc. Strategic Energy Fund Trafalgar Energy Ltd.
A. Gordon Stollery	AGS Energy 2004 Limited Partnership Pacific Rodera Energy Inc. Spry Energy Ltd.
Hank B. Swartout	Arcan Resources Ltd. Precision Drilling Corporation (administrator to Precision Drilling Trust)
Kenneth S. Woolner	Brompton Advantaged Equal Weight Oil & Gas Income Fund Brompton Equal Weight Oil & Gas Income Fund Brompton Trust Equal Weight Income Fund Brompton Equity Split Corp. Brompton MVP Income Fund Brompton Split Banc Corp. Brompton Stable Income Fund Brompton VIP Income Fund Business Trust Equal Weight Income Fund Flaherty & Crumrine Investment Grade Preferred Fund Open Range Energy Corp. Orleans Energy Ltd. Veteran Resources Inc. Winstar Resources Ltd. YEARS Financial Trust

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

The independent directors of our company regularly meet for a portion of each Board meeting without non-independent directors and management participation, and have met in camera four times since the beginning of the fiscal year ended December 31, 2006.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

A. Gordon Stollery, the Chairman of our Board, is not an independent director as Mr. Stollery is the Chief Executive Officer of our company. Our Board has not chosen an independent director to be Chairman, nor appointed a lead director. Our Board provides leadership for its independent directors by establishing committees which, with the exception of the Reserves Committee, are comprised solely of independent members. In addition, any committee or member of our Board may engage outside advisors at the expense of our company, subject to the approval of the Compensation, Nominating and Corporate Governance Committee. Our Board has established a Compensation, Nominating and Corporate Governance Committee,

which, as part of its corporate governance mandate, acts as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of our Board or individual members of our Board.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The attendance record of each of our directors for board meetings and committee meetings held since January 1, 2006, is as follows:

Name of Director	Attendance Record
John A. Brussa	6/8 Board Meetings 2/2 Compensation, Nominating and Corporate Governance Committee Meetings
Richard G. Carl	8/8 Board Meetings 3/3 Audit Committee Meetings 1/1 Compensation, Nominating and Corporate Governance Committee Meetings 2/2 Reserves Committee Meetings
Timothy T. Hunt	4/4 Board Meetings 1/1 Reserves Committee Meetings
Andrew Krusen	8/8 Board Meetings 5/5 Audit Committee Meetings 1/2 Reserves Committee Meetings
A. Gordon Stollery	8/8 Board Meetings
Hank B. Swartout	6/8 Board Meetings 5/5 Audit Committee Meetings 2/2 Compensation, Nominating and Corporate Governance Committee Meetings
Kenneth S. Woolner	7/8 Board Meetings 2/2 Audit Committee Meetings 1/1 Compensation, Nominating and Corporate Governance Committee Meetings

2. **Board Mandate**

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of our Board is attached as Schedule "A" hereto.

3. **Position Descriptions**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

Our Board has developed written position descriptions for the Chairman of our Board as well as the Chairman of each of our Board committees, being the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Reserves Committee.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

Our Board, with input from the Chief Executive Officer of our company has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) *Briefly describe what measures the board takes to orient new directors regarding:*

(i) *the role of the board, its committees and its directors; and*

(ii) *the nature and operation of the issuer's business.*

Upon joining our Board, management will provide a new director with access to all of the background documents of our company, including all corporate records, by-laws, corporate policies, organization structure, prior board and committee minutes, copies of the mandate of each of our Board and our committees, and relevant position descriptions. In addition, management will make a presentation to new directors regarding the nature and operations of our company's business.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

As part of continuing education, our Board will receive management presentations with respect to the operations and risks of our business at least four times per year, with a more significant presentation provided in conjunction with the annual budgeting process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

5. **Ethical Business Conduct**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available for review on SEDAR at www.sedar.com or on our website at www.highpineog.com.

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

Our Board monitors compliance with the Code of Business Conduct and Ethics by requiring each of the senior officers of our company to affirm in writing on an annual basis their agreement to abide by the Code of Business Conduct and Ethics, as to their ethical conduct and in respect of any conflicts of interest. To the extent that our management is unable to make a determination as to whether a breach of the Code has taken place, our Board will review any alleged breach of the Code to determine whether a breach has occurred. Any waiver of the Code for executive officers or directors will be made only by our Board or a committee of our Board. In addition, our Compensation, Nominating and Corporate Governance Committee has as part of its mandate the responsibility for reviewing management's monitoring of our company's compliance with the Code of Business Conduct and Ethics.

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

There have been no material change reports filed since the beginning of the year ended December 31, 2006, that pertain to any conduct of a director or executive officer that constitutes a departure from our company's code of business conduct and ethics.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. Our Code of Business Conduct and Ethics provides that activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by our Board; provided that the foregoing shall not apply to our directors who act as directors of other public or private companies who shall comply with the provisions of the *Business Corporations Act* (Alberta) in respect thereof and shall advise the Chairman of our Board of the holding of such directorships. Our Code of Business Conduct and Ethics provides that any potential conflicts of interest must be reported immediately to senior management, our Board or the Chairman of our Board, as appropriate.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

Our Audit Committee has adopted a "Whistleblower Program" which provides our employees, management, officers, directors, contractors, consultants and our committee members with the ability to report, on a confidential and anonymous basis, any complaints and concerns regarding accounting, internal auditing controls or auditing matters, including, but not limited to, unethical and unlawful accounting and auditing policies, practices or procedures, fraudulent or misleading financial information and instances of corporate fraud. Our Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within our company.

6. **Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

Our Board has delegated responsibility to the Compensation, Nominating and Corporate Governance Committee to recommend to our Board suitable candidates as nominees for election or appointment as

directors. Due to the small size of our Board, the committee canvasses all members of our Board for their input prior to making a recommendation to our Board. In identifying new candidates for Board nomination, our committee considers, among other things:

(i) the competencies and skills that our Board considers to be necessary for our Board, as a whole, to possess;

(ii) the competencies and skills that our Board considers each existing director to possess;

(iii) the competencies and skills each new nominee will bring to the boardroom; and

(iv) whether or not each new nominee can devote sufficient time and resources to his duties as a member of our Board.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are John A. Brussa (Chairman), Hank B. Swartout and Kenneth S. Woolner, each of whom has been determined to be independent.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for recommending suitable candidates as nominees for election or appointment as directors, and recommending the criteria governing the overall composition of our Board and governing the desirable individual characteristics for directors.

Pursuant to the mandate of the Compensation, Nominating and Corporate Governance Committee, the committee is to be comprised of at least three (3) directors of our company and all of such members shall be independent. Our Board is from time to time to designate one of the members of the committee to be the Chair of the committee. At present, the Chairman of the Compensation, Nominating and Corporate Governance Committee is John A. Brussa.

The Compensation, Nominating and Corporate Governance Committee meets at least one time per year and at such other times as the Chairman of the committee determines.

7. **Compensation**

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

Compensation of Directors

The Compensation, Nominating and Corporate Governance Committee annually conducts a review of directors' compensation for board and committee service and recommends changes to our Board where appropriate. Our Board considers and approves the adequacy and form of the compensation of directors upon recommendation of the Compensation, Nominating and Corporate Governance Committee and ensures the compensation realistically reflects the responsibilities and time involved in being an effective director.

For the purpose of conducting its annual review of directors' compensation, the Compensation, Nominating and Corporate Governance Committee refers to director compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

Compensation of Officers

See the disclosure under the heading "Report on Executive Compensation" for the process by which the compensation for our executive officers is determined.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are John A. Brussa (Chairman), Hank B. Swartout and Kenneth S. Woolner, each of whom has been determined to be independent.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of our company in the context of the budget and business plan of our company. As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company. Without limiting the generality of the foregoing, the committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for officers of our company and to recommend to our Board changes to improve our company's ability to recruit, retain and motivate officers;

(ii) to review and recommend to our Board the retainer and fees to be paid to members of our Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and to evaluate our Chief Executive Officer's performance in light of those corporate goals and objectives, and determine (or make recommendations to our Board with respect to) the Chief Executive Officer's compensation level based on such evaluation; and

(iv) to recommend to our Board with respect to non-Chief Executive Officer and director of compensation including to review management's recommendation for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-Chief Executive Officer and director compensation and make recommendations in respect thereof to our Board;

(v) to administer the stock option plan approved by our Board in accordance with its terms including the recommendation to our Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of our Board bonuses to be paid to officers and employees of our company and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the committee for inclusion in annual disclosure required by applicable securities laws to be made by our company including the Compensation Committee Report required to be included in the information circular – proxy statement of our company and review other executive compensation disclosure before our company discloses such information.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's*

directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

A compensation consultant or advisor has not, at any time since the beginning of the year ended December 31, 2006, been retained to assist in determining compensation for any of our company's directors and officers. We have obtained employee compensation data for companies in our peer group from the Towers Perrin Energy Industry Total Reward Database and we have obtained director and officer compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Our Board has created a Reserves Committee in addition to the Audit Committee and the Compensation, Nominating and Corporate Governance Committee. The members of the Reserves Committee are Timothy T. Hunt (Chairman), Richard G. Carl and Andrew Krusen. The Reserves Committee is responsible for:

(i) reviewing our company's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing our procedures for complying with our disclosure requirements and restrictions set forth under applicable securities requirements;

(ii) reviewing our company's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without limitation on the Reserves Data (as defined in National Instrument 51-101) (the "**Reserves Data**") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefore and whether there have been any disputes with management;

(v) providing a recommendation to our Board as to whether to approve the content or filing of the statement of the Reserves Data and other any information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing our company's procedures for reporting other information associated with oil and gas producing activities; and

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of our company's reserves.

Pursuant to the mandate of the Reserves Committee, the committee is to be comprised of at least three (3) directors of our company and a majority of such members shall be independent. Our Board is from time to time to designate one of the members of the committee to be the Chair of the committee. At present, the Chairman of the Reserves Committee is Timothy T. Hunt. The Reserves Committee meets at least one time per year and at such other times as the Chairman of the committee determines.

Our Board has created a Compensation, Nominating and Corporate Governance Committee which, as part of its mandate, has the responsibility for developing the approach of our company to matters concerning corporate governance and, from time to time, shall review and make recommendations to our Board as to such matters. Without the limiting the generality of the foregoing, the Compensation, Nominating and Corporate Governance Committee has the following corporate governance duties:

(i) annually review the mandates of our Board and its committees and recommend to our Board such amendments to those mandates as the committee believes are necessary or desirable;

(ii) to consider and, if thought fit, approve requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) to prepare and recommend to our Board annually a statement of corporate governance practices to be included in the our company's annual report or information circular as required by all of the stock exchanges on which the shares of our company are listed and any other regulatory authority;

(iv) to make recommendations to our Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) to review on a periodic basis the composition of our Board and ensure that an appropriate number of independent directors sit on our Board, analyzing the needs of our Board and recommending nominees who meet such needs;

(vi) to assess, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board;

(vii) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of our Board or individual members of our Board;

(viii) to develop and recommend to our Board for approval and periodically review structures and procedures designed to ensure that our Board can function effectively and independently of management;

(ix) make recommendations to our Board regarding appointments of corporate officers and senior management;

(x) review annually the committee's mandate and terms of reference;

(xi) to review and consider the engagement at the expense of our company of professional and other advisors by any individual director when so requested by any such director;

(xii) establish, review and update periodically a code of business conduct and ethics and ensure that management has established a system to monitor compliance with the code; and

(xiii) review management's monitoring of our company's compliance with the code of business conduct and ethics.

9. **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate the Compensation, Nominating and Corporate Governance Committee is responsible for assessing, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board. The Corporate Secretary, on behalf of the Chairman of our Compensation, Nominating and Corporate Governance Committee, circulates a detailed questionnaire addressed to each director, in his capacity as director and, as the case may be, as a member of one or more of the committees of our Board, aimed at obtaining their views on the effectiveness of our Board and its committees and contribution of its members. The results of the questionnaires are compiled by the Chairman of the

Compensation, Nominating and Corporate Governance Committee who then shares the results with the members of our Board and its committees at a meeting of our Board where any and all issues are discussed. Our Board takes appropriate action based upon the results of the review process.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors, proposed nominees for election as directors, executive officers, employees or former executive officers, directors or employees of us or our subsidiaries, or any associate of any such director, proposed nominee for director, executive officer or employee is, or has been at any time since the beginning of our most recently completed financial year, indebted to us or any of our subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of our most recently completed financial year has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of our last completed financial year or in any proposed transaction that has materially affected or would materially affect us or any of our subsidiaries, except as disclosed elsewhere in this information circular – proxy statement. John A. Brussa, a director of our company, and Fred D. Davidson, the Corporate Secretary of our company, are partners of Burnet, Duckworth & Palmer LLP, which firm receives fees for legal services provided to our company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of our last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the Meeting other than the election of directors.

AUDIT COMMITTEE INFORMATION

See the disclosure under the heading "Audit Committee Information" in our annual information form for the year ended December 31, 2006 for information in respect of our audit committee as required by Multilateral Instrument 52-110.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding our business is contained in our audited consolidated financial statements and management's discussion and analysis for the fiscal year ended December 31, 2006.

Additional information regarding our business including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com. Our securityholders may contact us to request a copy of our consolidated financial statements and management's discussion and analysis at:

Highpine Oil & Gas Limited
Suite 4000, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Phone: (403) 265-3333
Fax: (403) 265-3362

SCHEDULE "A"

HIGHPINE OIL & GAS LIMITED

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of Highpine Oil & Gas Limited ("**Highpine**" or the "**Corporation**") is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Highpine. In general terms, the Board will:

- in consultation with the Chief Executive Officer of the Corporation (the "**CEO**"), define the principal objectives of Highpine;
- supervise the management of the business and affairs of Highpine with the goal of achieving Highpine's principal objectives as developed in association with the CEO;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that an adequate system of internal control exists and that there are adequate management information systems.
- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.
- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct and Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings and review Board materials prior to meetings.

- Engage in the process of determining Board member qualifications with the Compensation, Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide a comprehensive orientation to each new director and provide continuing education as required.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Develop a clear position description for the Chairman of the Board.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees, approve their respective mandates and the limits of authority delegated to each committee and develop clear position descriptions for the Chair of each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

- Independent directors shall meet regularly without non-independent directors and management participation.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Having regard to the Disclosure, Confidentiality and Trading Policy, the Chairman of the Board will act as a liaison between stakeholders and independent directors of the Board.

HIGHPINE OIL & GAS LIMITED

Instrument of Proxy
For the Annual General Meeting of Shareholders

The undersigned shareholder of Highpine Oil & Gas Limited (the "**Company**") hereby appoints A. Gordon Stollery, Chairman and Chief Executive Officer of the Corporation, or Greg N. Baum, President and Chief Operating Officer of the Corporation, each of Calgary, Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the annual general meeting of the shareholders of the Company (the "**Meeting**") to be held on May 9, 2007 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this proxy in the following manner:

1. **FOR** ☐ or **AGAINST** ☐ a resolution fixing the number of directors to be elected at the Meeting at seven (7) members;

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election as directors for the ensuing year of the seven (7) nominees proposed by management in the information circular – proxy statement of the Company dated March 16, 2007;

3. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration as such; and

4. At the discretion of the said proxyholders, upon any permitted amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof, in such manner as such proxyholders, in their sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of our management. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above and who need not be a shareholder, to attend and to act for them and on their behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this _____ day of ______________, 2007.

____

(signature of shareholder)

____

(name of shareholder - please print)

Notes:

1. If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. If you are signing as executors, administrators, trustees, etc., you should so indicate and give your full title as such.

4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and received by our Corporate Secretary, c/o Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment or adjournments thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

HIGHPINE OIL & GAS LIMITED

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General Meeting of holders of class "A" common shares of Highpine Oil & Gas Limited (the "**Corporation**") held on May 9, 2007 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve fixing the number of members of the Board of Directors of the Corporation to be elected at the Meeting at seven members.	Resolution approved
2.	Ordinary resolution to approve the election of the seven nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated March 16, 2007.	Resolution approved
3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration as such.	Resolution approved

Dated at Calgary, Alberta this 9th day of May, 2007.

HIGHPINE OIL & GAS LIMITED

Per: (Signed) Fred D. Davidson
Fred D. Davidson
Corporate Secretary

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Highpine Oil & Gas Limited

Participation Fee for the Financial Year Ending: December 31, 2006

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Common Shares

Market value of equity securities:		
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	67,647,583	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	19.68	
Market value of class or series	$1,331,304,433.44	
		$1,331,304,433.44 A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		N/A (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$1,331,304,433.44
Total fee payable in accordance with Appendix A of the Rule		$29,700
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		N/A
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12		
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		N/A

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES UPDATED CORPORATE PRESENTATION

Calgary, Alberta, September 5, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce that it has posted an updated corporate presentation on its website at www.highpineog.com.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED PROVIDES PRODUCTION AND DRILLING UPDATE

Calgary, Alberta, September 28, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to provide an update on recent production and drilling activities in its core areas of Pembina and the West Central Alberta Gas Fairway.

PRODUCTION

Current production is estimated at approximately 16,000 boe/d, demonstrating our success and commitment in growing our production towards meeting our 2006 estimated exit rate of exceeding 23,000 boe/d. This volume includes only partial productive capacity restoration of the Pembina Nisku "II" pool and full capacity from the "VV" pool, with oil being processed at a non-operated oil battery and Highpine's operated battery respectively, both located at Violet Grove. This also includes production from the Company's recently announced oil discovery in Joffre and natural gas (with liquids) from Highpine's discoveries in Ante Creek. The current production level represents 43% growth over reported second quarter volumes, however, the delay in reaching this threshold will result in our third quarter average volumes being comparable to those reported in the previous quarter.

DRILLING

The Company also wishes to announce two (2) new Pembina wells have been cased as potential Nisku producers. Highpine's 4-21-47-11 W5M well (100% WI) encountered an approximate ten (10) metre hydrocarbon net pay column in the Nisku zone and its 2-28-47-11 W5M well (100% WI) discovered a new pool with an approximate twelve (12) metre net oil pay column in the Nisku zone. Both wells are expected to be completed, tested and on-stream (assuming satisfactory test results) prior to year-end. The Company's Nisku prospect at 1-12-51-7 W5M (75% WI) encountered a porous, but wet Nisku reef and has been abandoned. Further, Highpine has cased a well at 8-34-48-8 W5M as a potential water injection well which will provide pressure support for the Company's prolific 9-35-48-8 W5M well ("WW" pool) which is currently shut-in. Drilling operations shall commence shortly on the 7-34-48-8 W5M well which is expected to be cased as a Wabamun source well to supply water for the "WW" pool pressure maintenance scheme. It is anticipated that the "WW" pool should return to production prior to year-end. A second drilling rig will spud an exploration prospect at 11-25-48-9 W5M (100% WI before payout and 60% WI after payout) shortly, and will move immediately to spud 14-2-49-9 W5M (100% WI). Summarizing the Nisku drilling results for the third quarter to-date, Highpine has drilled 9 gross (7.7 net) Nisku wells resulting in 7 gross (5.9 net) potential Nisku producers, 1 gross (1.0 net) injection well and 1 gross (0.75 net) dry hole. The drilling success rate in targeted Nisku producing wells is 88%.

In addition to the above Nisku results, potential Rock Creek natural gas producers have been cased at 2-33-46-11 W5M (100% WI) and 3-26-48-9 W5M (100% WI). Both wells are awaiting completion and testing.

On the Pembina Nisku licensing front, the Company continues to gain momentum in having increased success in obtaining drilling licences. Highpine currently has eleven gross (9.7 net) fully approved drilling licences in place and expects to receive an additional eleven gross (9.7 net) drilling licenses in the short term. The Company also continues to work on many more Pembina Nisku drilling licenses beyond the foregoing licenses.

In the West Central Alberta Gas Fairway, an additional potential gas well (43% WI) has been cased at Ante Creek and two gross (1.2 net) wells have been cased as potential oil producers at Chip Lake. Follow-up drilling locations in both areas have been identified.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this news release contain forward-looking information including expectations of future production, procurement of drilling permits, plans for and results of exploration, development and drilling activities and other operational developments. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

For further information, please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED
ANNOUNCES UPDATED CORPORATE PRESENTATION

Calgary, Alberta, October 11, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce that it has posted an updated corporate presentation on its website at www.highpineog.com.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES THIRD QUARTER 2006 FINANCIAL AND OPERATING RESULTS AND PROVIDES OPERATIONAL UPDATE

Calgary, Alberta, November 8, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce its financial and operating results for the third quarter ended September 30, 2006. In addition, the Company wishes to provide an operational update.

Third Quarter Highlights:

Financial

- Total revenue increased 17% to $60.2 million from $51.5 million in the same period in 2005.
- Cash flow from operations increased 5% to $31.2 million ($0.49 per diluted share) from $29.8 million in the same period in 2005.
- Operating netback of $33.53/boe, before hedging activities, demonstrating Highpine's continued success in targeting high quality oil and gas production.
- Price risk management measures resulted in a realized hedging gain of $1.7 million.
- Completed acquisition of Kick Energy Corporation.

Operating

- Average daily production increased 26% to 10,814 boe/d from 8,608 boe/d in the same period in 2005. During October, average daily production was 15,000 boe/d. Recently, 2,200 boe/d has been shut-in due to the suspension of operations at a non-operated facility at Violet Grove.
- Drilled 19 gross (14.4 net) wells in the third quarter, resulting in an overall drilling success rate of 85%. In Pembina, 11 gross (9.3 net) wells were drilled at a success rate of 92%.
- Continued procurement of drilling licences in its Pembina Nisku play with 14 gross (12.7 net) fully approved drilled licences in place and 7 gross (5.7 net) additional licences expected in the near term.

Fourth Quarter Events:

- Highpine currently has three rigs actively drilling its Pembina Nisku inventory.
- In mid-October, Highpine cased a potential water source well at 7-34-48-8 W5M which was drilled to provide source water for the Nisku "WW" pool.

- Water injection (pressure maintenance) recently commenced in the Nisku "MM" pool.

- Good Production Practice has been obtained from the AEUB for the Nisku "AAA" and Nisku "ZZ" pools. Both pools are subject to minimum operating pressures and Highpine is implementing pressure maintenance schemes for both pools.

- To date, Highpine has drilled 5 gross (3.1 net) wells during the fourth quarter, resulting in an overall drilling success rate of 68%.

Drilling

Highpine had an excellent quarter in terms of delivering strong drilling results and making continued progress in obtaining drilling licences in Pembina.

Highpine participated in the drilling of 19 gross (14.4 net) wells in the third quarter of 2006 with an overall drilling success rate of 85%. In Pembina, 11 gross (9.3 net) wells were drilled in the third quarter, of which 9 gross (7.6 net) wells have been cased as potential producers. Positive momentum has continued into the fourth quarter as three drilling rigs are currently drilling Nisku prospects.

The Company currently has 14 gross (12.7 net) fully approved Pembina Nisku drilling licences and expects to obtain an additional 7 gross (5.7 net) drilling licences in the near term. Highpine continues to work to obtain numerous additional Pembina Nisku drilling licences.

Operations

During the third quarter, the Company's production averaged 10,814 boe/d, comprised of 6,675 bbls/d of oil and natural gas liquids and 24.8 mmcf/d of natural gas. Year-to-date production results have been impacted by the delayed start-up and downtime of non-operated facilities at Violet Grove and down-time in two other non-operated Pembina facilities that handle Highpine volumes, completion and tie-in delays and regulatory approval delays for pipeline and drilling licences. During 2006, Highpine's operated facility at Violet Grove has had a run rate operational efficiency in excess of 95%. Highpine intends to utilize its Pembina facilities operational expertise to assist other operators with their Pembina facilities and is currently rendering such assistance.

During October, average daily production was 15,000 boe/d. Recently, 2,200 boe/d has been shut-in due to the suspension of operations at a non-operated facility at Violet Grove. Highpine has completed and tested behind pipe volumes in excess of 8,000 boe/d, excluding shut-in production at Violet Grove, that are scheduled to be sequentially brought on stream between now and the end of the first quarter of 2007.

The Company anticipates providing an operational update in conjunction with its 2007 capital budget program guidance in early December.

Financial

HIGHLIGHTS

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
($000s, except per share and $/boe amounts)						
Financial						
Total revenue[1]	**60,205**	51,495	17	**187,386**	87,405	114
Cash flow from operations	**31,165**	29,796	5	**97,415**	46,593	109
Per share – diluted	**0.49**	0.65	(25)	**1.76**	1.40	26
Net earnings	**514**	6,683	(92)	**12,399**	7,419	67
Per share – diluted	**0.01**	0.15	(93)	**0.22**	0.22	--
Net debt[2]	**123,758**	86,773	43	**123,758**	86,773	43
Total assets	**1,361,249**	715,360	90	**1,361,249**	715,360	90
Corporate acquisitions[3]	**289,694**	--	100	**379,345**	257,314	47
Capital expenditures[4]	**56,144**	48,149	17	**149,503**	102,745	46
Total shares outstanding *(#)*	**67,641**	44,239	53	**67,641**	44,239	53
Weighted average shares outstanding *(#)*						
Basic	**62,479**	44,208	41	**54,408**	32,071	70
Diluted	**63,356**	45,737	39	**55,353**	33,271	66
Operating						
Average daily production						
Crude oil and NGLs *(bbls/d)*	**6,675**	5,562	20	**7,184**	3,345	115
Natural gas *(mcf/d)*	**24,837**	18,277	36	**23,708**	13,087	81
Total *(boe/d)*	**10,814**	8,608	26	**11,135**	5,526	102
Average selling prices[5]						
Crude oil and NGLs *($/bbl)*	**70.71**	72.89	(3)	**69.37**	66.70	4
Natural gas *($/mcf)*	**6.27**	10.07	(38)	**6.98**	8.76	(20)
Total *($/boe)*	**58.05**	68.47	(15)	**59.61**	61.12	(2)
Wells drilled – gross (net) *(#)*						
Oil	**3 (2.5)**	1 (1.0)	--	**7 (5.3)**	6 (4.0)	--
Gas	**12 (8.8)**	8 (4.1)	--	**35 (20.4)**	13 (5.9)	--
Abandoned / other	**4 (3.1)**	11 (8.5)	--	**13 (7.7)**	17 (12.3)	--
Total	**19 (14.4)**	20 (13.6)	--	**55 (33.4)**	36 (22.2)	--
Drilling success rate *(%)*	**85**	53	--	**82**	63	--
Operating netback *($/boe)*						
Oil and gas sales	**58.05**	68.47	(15)	**59.61**	61.12	(2)
Royalties	**(14.02)**	(16.40)	(15)	**(17.07)**	(15.01)	14
Operating costs	**(9.52)**	(6.74)	41	**(7.80)**	(6.46)	21
Transportation costs	**(0.98)**	(0.43)	128	**(0.75)**	(0.99)	(24)
Realized hedging gain (loss)	**1.68**	(3.35)	--	**1.31**	(3.18)	--
Operating netback	**35.21**	41.55	(15)	**35.30**	35.48	(1)

(1) Total revenue includes realized and unrealized hedging losses and gains.
(2) Net debt includes working capital excluding unrealized financial instruments.
(3) Corporate acquisitions only include the amounts allocated to property, plant and equipment.
(4) Capital expenditures are presented net of proceeds of disposals.
(5) The average selling prices reported are before hedging activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") is dated and based on information at November 6, 2006. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 and 2005 and the audited consolidated financial statements for the years ended December 31, 2005 and 2004 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

Certain information set forth in this MD&A contains forward-looking statements including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such statements may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on these statements. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

This MD&A uses the terms "cash flow from operations," "cash flow" and "cash flow per share," which are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities. Highpine also uses operating netbacks as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent ("boe") basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited, including the Company's annual information form, is available on SEDAR at www.sedar.com and on the Company's website at www.highpineog.com.

Financial Results

Acquisitions

On August 1, 2006, Highpine acquired Kick Energy Corporation ("Kick") for consideration of 14.8 million class A common shares ("Common Shares") of the Company at $283.3 million (the "Kick Acquisition"). Transaction costs of $0.6 million were also incurred by Highpine. Kick was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin with operations focused in the Pembina and Brazeau River areas of Alberta. The transaction has been accounted for using the purchase method with $289.7 million allocated to property, plant and equipment and $105.5 million to goodwill. The property, plant and equipment allocation includes $27.1 million for unproved lands and $5.5 million for seismic data. A working capital deficiency of $14.9 million and bank debt of $25.1 million were assumed by Highpine. Asset retirement obligations of $2.8 million and future tax liabilities of $68.6 million were also recorded.

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million Common Shares of the Company at $95.5 million (the "White Fire Acquisition"). Transaction costs of $0.5 million were also incurred by Highpine. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with $89.7 million allocated to property, plant and equipment and $36.0 million to goodwill. The property, plant and equipment allocation includes $25.8 million for unproved lands. A working capital deficiency of $13.8 million and bank debt of $4.5 million were assumed by Highpine. Asset retirement obligations of $1.1 million and future tax liabilities of $10.3 million were also recorded.

Oil and Gas Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
($000s)						
Crude oil and NGLs revenue	**43,421**	37,295	16	**136,040**	60,914	123
Natural gas revenue	**14,332**	16,925	(15)	**45,163**	31,292	44
	57,753	54,220	7	**181,203**	92,206	97
Realized hedging gain (loss)	**1,668**	(2,655)	--	**3,976**	(4,790)	--
Unrealized hedging gain (loss)	**784**	(70)	--	**2,207**	(11)	--
Total oil and gas revenue	**60,205**	51,495	17	**187,386**	87,405	114

Total oil and gas revenue for the three months ended September 30, 2006 improved to $60.2 million from $51.5 million in the comparable 2005 period due to increased production and hedging gains partially offset by significantly lower natural gas prices.

For the nine months ended September 30, 2006, total oil and gas revenue rose to $187.4 million from $87.4 million in the 2005 nine-month period as a result of significant production increases and hedging gains.

Production

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Daily Production						
Crude oil and NGLs *(bbls/d)*	**6,675**	5,562	20	**7,184**	3,345	115
Natural gas *(mcf/d)*	**24,837**	18,277	36	**23,708**	13,087	81
Boe/d	**10,814**	8,608	26	**11,135**	5,526	102
Production Mix						
Crude oil and NGLs	**62%**	65%	--	**65%**	61%	--
Natural gas	**38%**	35%	--	**35%**	39%	--
	100%	100%	--	**100%**	100%	--

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
(boe/d)						
Daily Production by Area						
Pembina	**7,481**	5,671	32	**7,847**	3,198	145
West Central Alberta Gas Fairway	**2,506**	2,016	24	**2,400**	1,458	65
Bantry / Retlaw	**452**	566	(20)	**469**	543	(14)
Other	**375**	355	6	**419**	327	28
Total	**10,814**	8,608	26	**11,135**	5,526	102

Production for the third quarter of 2006 rose 26% to 10,814 boe/d from 8,608 boe/d in 2005. Production at Pembina increased 32% primarily as a result of the Kick Acquisition on August 1, 2006, however was impacted by the temporary shut-in of two Nisku pools for the entire third quarter due to reservoir operating pressures being below the required minimum. Water injection schemes are being completed in the two pools and the shut-in volumes are expected to be restored in the fourth quarter of 2006. Production from the West Central Alberta Gas Fairway increased 24% over the comparable 2005 quarter as a result of the White Fire Acquisition and new discoveries at Windfall, Sakwatamau, Ante Creek and Wilson Creek.

Production for the nine months ended September 30, 2006 increased 102% to 11,135 boe/d from 5,526 boe/d in 2005 as a result of the Vaquero Energy Ltd. ("Vaquero"), White Fire and Kick acquisitions in addition to the Company's drilling programs.

Pricing

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Selling Prices Before Hedges						
Crude oil and NGLs *($/bbl)*	**70.71**	72.89	(3)	**69.37**	66.70	4
Natural gas *($/mcf)*	**6.27**	10.07	(38)	**6.98**	8.76	(20)
Total combined *($/boe)*	**58.05**	68.47	(15)	**59.61**	61.12	(2)

Realized selling prices before hedges decreased 15% to $58.05/boe in the third quarter of 2006 from $68.47/boe received for the same period a year ago due to lower natural gas and crude oil prices.

Commodity Price Risk Management

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Average volumes hedged *(boe/d)*	**5,500**	1,900	189	**4,487**	1,159	287
% of production hedged	**51%**	22%	132	**40%**	21%	90
Realized hedging gain (loss) *($000s)*	**1,668**	(2,655)	--	**3,976**	(4,790)	--
Realized hedging gain (loss) *($/boe)*	**1.68**	(3.35)	--	**1.31**	(3.18)	--

The Company realized a natural gas hedging gain of $2.2 million and a crude oil hedging loss of $0.6 million for the three months ended September 30, 2006. During the third quarter of 2005, the Company realized natural gas and crude oil hedging losses of $0.1 million and $2.5 million, respectively.

For the nine months ended September 30, 2006, Highpine realized a $4.7 million natural gas hedging gain and a $0.8 million crude oil hedging loss. For the 2005 nine-month period, the Company realized natural gas and crude oil hedging losses of $0.1 million and $4.6 million, respectively.

The following contracts are outstanding at September 30, 2006:

Term	Contract	Volume	Fixed Price
Jan 06 to Dec 06	Oil Collar	2,000 bbls/d	US $60.00 to $69.80/bbl
Jan 06 to Dec 06	Oil Collar	1,000 bbls/d	US $55.00 to $77.25/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl
Jan 06 to Dec 06	Gas Collar	5,000 GJs/d	CDN $9.00 to $14.70/GJ
Jun 06 to Mar 07	Gas Collar	5,000 GJs/d	CDN $5.40 to $12.00/GJ
Jul 06 to Mar 08	Gas Collar	5,000 GJs/d	CDN $6.00 to $11.10/GJ

As at September 30, 2006, the unrealized mark-to-market gain on outstanding crude oil contracts was $0.8 million and the unrealized mark-to-market gain on outstanding natural gas contracts was $3.0 million. The natural gas collars have not been designated as effective accounting hedges, and as such, the fair value of the natural gas collars has been recorded as an asset in the consolidated balance sheet.

Royalty Expense

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Total royalties, net of ARTC *($000s)*	**13,948**	12,986	7	**51,894**	22,643	129
As a % of oil and gas sales (before hedging)	**24%**	24%	--	**29%**	25%	16
$/boe	**14.02**	16.40	(15)	**17.07**	15.01	14

Royalties as a percentage of oil and gas sales before hedging averaged 24% for the third quarter of 2006, consistent with the comparative quarter. Royalty rates as a percentage of oil and gas sales have been higher in 2006 due to gross overriding royalties on certain Pembina wells along with higher Crown royalty rates on wells in the Pembina area.

Operating Costs

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Operating costs *($000s)*	**9,472**	5,341	77	**23,715**	9,748	143
$/boe	**9.52**	6.74	41	**7.80**	6.46	21

For both the three and nine months ended September 30, 2006, operating costs on a per boe basis rose over the comparable 2005 periods. The increases were a result of the Company incurring fixed costs at the Violet Grove oil battery while certain Pembina volumes were shut-in, increased costs at Pembina associated with sour oil production and higher overall processing costs on the Company's properties.

Transportation Costs

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Transportation costs *($000s)*	**979**	339	189	**2,291**	1,492	54
$/boe	**0.98**	0.43	128	**0.75**	0.99	(24)

Transportation costs consist primarily of natural gas pipeline tariffs and sulphur trucking charges. During the three months ended September 30, 2006, transportation costs rose 128% to $0.98/boe from $0.43/boe recorded in the 2005 period as a result of an increase in the proportion of natural gas production to total production in the third quarter of 2006 compared to the third quarter of 2005 combined with the timing of sulphur trucking charges being incurred.

During the nine months ended September 30, 2006, transportation costs decreased 24% to $0.75/boe from $0.99/boe. Transportation costs for the 2005 nine-month period include a $0.4 million sulphur trucking charge related to 2004 production.

Operating Netbacks

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
($/boe)						
Sales price before hedging	**58.05**	68.47	(15)	**59.61**	61.12	(2)
Royalties	**(14.02)**	(16.40)	(15)	**(17.07)**	(15.01)	14
Operating costs	**(9.52)**	(6.74)	41	**(7.80)**	(6.46)	21
Transportation costs	**(0.98)**	(0.43)	128	**(0.75)**	(0.99)	(24)
Netback before hedges	**33.53**	44.90	(25)	**33.99**	38.66	(12)
Realized hedging gain (loss)	**1.68**	(3.35)	--	**1.31**	(3.18)	--
Operating netbacks	**35.21**	41.55	(15)	**35.30**	35.48	(1)

Operating netbacks before realized hedging gains or losses were $33.53/boe for the third quarter of 2006 compared to $44.90/boe in the comparable period of 2005. The 25% decrease was due to sharply lower realized natural gas prices combined with higher operating and transportation costs.

Operating netbacks before realized hedging gains or losses were $33.99/boe for the nine months ended September 30, 2006 compared to $38.66/boe in the comparable period of 2005. The 12% decrease was due to lower realized natural gas prices as well as higher royalties and operating costs.

Operating netbacks for both the three and nine months ended September 30, 2006 were positively impacted by realized natural gas hedging gains. In 2005, Highpine realized crude oil hedging losses as a result of a swap entered into in 2004.

General and Administrative Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Gross expenses *($000s)*	**3,005**	2,043	47	**8,495**	4,644	83
Capitalized *($000s)*	**(724)**	(438)	65	**(2,022)**	(687)	194
Net expenses *($000s)*	**2,281**	1,605	42	**6,473**	3,957	64
$/boe	**2.29**	2.02	13	**2.13**	2.62	(19)
% capitalized	**24%**	21%	14	**24%**	15%	60

Net expenses rose 42% to $2.3 million in the third quarter of 2006 from $1.6 million in 2005 as a result of personnel obtained from the acquisitions made during the year as well as staff increases necessary to manage the growth of the Company. At September 30, 2006, Highpine had 55 Calgary based office employees compared to 32 at September 30, 2005. On a per boe basis, general and administrative expenses increased 13% to $2.29/boe in the third quarter of 2006 from $2.02/boe recorded in the 2005 three-month period due to temporarily shut-in production volumes.

Stock-Based Compensation

Stock-based compensation expense totaled $1.4 million in the third quarter of 2006 compared to $1.1 million in the comparative quarter. The increase was primarily the result of stock options that were granted to former Vaquero and White Fire employees who have remained with Highpine.

Interest and Finance Costs

Interest and finance costs for the third quarter of 2006 were $1.6 million versus $1.1 million recorded for the comparative quarter. The 45% increase was due to higher average debt levels and an increase in the prime interest rate. Interest and finance costs for the third quarter of 2006 increased $0.8 million from the second quarter of 2006 as a result of assuming $25.1 million of bank debt on completion of the Kick acquisition.

Depletion, Depreciation and Accretion

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Depletion, depreciation and accretion *($000s)*	**29,489**	20,550	43	**88,404**	34,603	155
DD&A rate $/boe	**29.64**	25.94	14	**29.08**	22.94	27

Depletion, depreciation and accretion ("DD&A") totaled $29.5 million or $29.64/boe for the third quarter of 2006 compared to $20.6 million or $25.94/boe for the comparative quarter, a 14% increase on a per boe basis. The higher DD&A rate is attributable to the White Fire and Kick acquisitions for which Highpine recorded a higher proportionate cost per barrel of proved reserves compared to existing Highpine properties.

Income Taxes

For the nine months ended September 30, 2006, a future tax reduction of $5.4 million was realized due to a decrease in the Canadian federal and Alberta tax rates, which resulted in a non-recurring $9.1 million tax reduction. Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine's management currently believes no cash income tax will be payable in 2006.

Cash Flow and Net Earnings

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2006	2005	% Change	**2006**	2005	% Change
Cash flow from operations *($000s)*	**31,165**	29,796	5	**97,415**	46,593	109
Per diluted share *($)*	**0.49**	0.65	(25)	**1.76**	1.40	26
Net earnings *($000s)*	**514**	6,683	(92)	**12,399**	7,419	67
Per diluted share *($)*	**0.01**	0.15	(93)	**0.22**	0.22	--

For the three months ended September 30, 2006, cash flow from operations increased 5% to $31.2 million from $29.8 million in the comparative quarter due to higher production volumes offset by lower commodity prices. On a per diluted share basis, cash flow decreased 25% to $0.49 from $0.65 in the third quarter of 2005 as a result of volumes from two Pembina Nisku pools being shut-in for the quarter. For the nine months ended September 30, 2006, cash flow increased 109% to $97.4 million from $46.6 million in the 2005 nine-month period. Cash flow per diluted share rose 26% to $1.76 in the first three quarters of 2006 from $1.40 in 2005.

Net earnings decreased 92% to $0.5 million in the third quarter of 2006 from $6.7 million in the comparative period due to higher depletion, depreciation and accretion expense. On a per diluted share

basis, net earnings declined to $0.01 from $0.15 recorded in the comparative period. During the first nine months of 2006, net earnings totaled $12.4 million, a 67% or $5.0 million improvement over the comparative period due to a $9.1 million non-recurring future tax reduction realized as a result of enacted Canadian federal and Alberta tax rate reductions. Earnings were negatively impacted by depletion, depreciation and accretion expense, which increased 27%/boe. Period-over-period earnings per diluted share were unchanged at $0.22.

Liquidity and Capital Resources

In the third quarter of 2006, the Company amended its credit facilities. The principal amount of the revolving term credit facility was increased to $205.0 million. The repayment terms of the revolving term credit facility were amended such that in the event that the term date is not extended, the balance under the facility would be repayable 365 days after the term date. As a result of the amendment, the balance outstanding under the facility has been reclassified as long-term in the consolidated balance sheet. The next term date is May 29, 2007.

At September 30, 2006, the Company had a revolving term credit facility of $205.0 million and a demand operating credit facility of $20.0 million with $113.3 million drawn against these facilities, thereby providing excess credit capacity of $111.7 million. At September 30, 2006, the Company had a working capital deficiency of $10.5 million and net debt of $123.8 million. The ratio of September 30, 2006 net debt to annualized year-to-date 2006 cash flow was 0.95 times.

As at	**September 30, 2006**	December 31, 2005
($000s)		
Capitalization		
Bank debt	**113,287**	104,707
Working capital deficiency[1]	**10,471**	4,892
Net debt	**123,758**	109,599
Shares outstanding *(#)*	**67,641**	44,250
Market price at end of period *($)*	**16.99**	20.70
Market capitalization	**1,149,221**	915,975
Total capitalization	**1,272,979**	1,025,574
Net debt as a % of total capitalization	**10%**	11%
Annualized cash flow	**129,873**	74,550
Net debt to cash flow ratio	**0.95**	1.47

(1) Working capital excludes unrealized financial instruments.

Highpine's remaining 2006 capital budget will be funded from the Company's credit facilities and cash flow from operations.

At November 6, 2006, the Company's bank debt was approximately $115 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and net of property dispositions, totaled $149.5 million for the nine months ended September 30, 2006 compared to $102.7 million in 2005. Highpine drilled 55 gross (33.4 net) wells during the first nine months of 2006. During the third quarter, the Company completed property acquisitions totaling $12.9 million.

	Nine Months Ended September 30,		
	2006	2005	% Change
($000s)			
Land	**16,148**	34,032	(53)
Seismic	**6,440**	5,969	8
Drilling and completions	**71,159**	35,304	102
Facilities and equipment	**25,896**	27,156	(5)
Property acquisitions and disposition (net)	**27,631**	(482)	--
Capitalized general and administrative	**2,022**	687	194
Office and other	**207**	79	162
Total	**149,503**	102,745	46

Shareholders' Equity

On August 1, 2006, the Company issued 14.8 million Common Shares to acquire all of the issued and outstanding shares of Kick for $283.3 million.

On February 21, 2006, the Company issued 4.1 million Common Shares to acquire all of the issued and outstanding shares of White Fire for $95.5 million.

On February 22, 2006, Highpine issued 4.3 million Common Shares at a price of $23.40 per share for gross proceeds totaling $100.6 million. Costs associated with the issuance of the Common Shares totaled $4.3 million resulting in net proceeds of $96.3 million.

Outstanding Common Shares

As at November 6, 2006, the Company had 67.6 million Common Shares outstanding and had granted options to employees to acquire a further 5.2 million Common Shares.

Future Accounting Change

Financial Instruments

The CICA has issued new accounting standards, CICA Handbook section 3855, "Financial Instruments Recognition and Measurement," CICA Handbook section 1530 "Comprehensive Income," and CICA Handbook section 3865 "Hedges." The standards deal with the recognition and measurement of financial instruments and comprehensive income. The new standards are effective for fiscal years beginning on or after October 1, 2006. The Company has not assessed the impact of these standards on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Highpine can be found in Note 2 to the December 31, 2005 consolidated financial statements. A summary of Highpine's critical accounting estimates can be found in the Company's Management's Discussion and Analysis for the year ended December 31, 2005.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licenses and other consents and approvals;
- Finding and producing reserves economically;
- Production risks associated with sour hydrocarbons;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Summary of Quarterly Results

	2006			2005				2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
($000s, except per share amounts)								
Financial								
Total revenue[1]	**60,205**	62,765	64,416	54,229	51,495	21,817	14,092	11,941
Net earnings (loss)	**514**	10,594	1,291	4,855	6,683	(32)	768	1,046
Per share – basic	**0.01**	0.20	0.03	0.11	0.15	(0.00)	0.04	0.05
Per share – diluted	**0.01**	0.20	0.03	0.11	0.15	(0.00)	0.04	0.05
Cash flow from operations	**31,165**	34,704	31,546	27,957	29,796	9,856	6,940	6,254
Per share – basic	**0.50**	0.66	0.66	0.63	0.67	0.31	0.34	0.31
Per share – diluted	**0.49**	0.65	0.65	0.62	0.65	0.31	0.32	0.31
Corporate acquisitions	**289,694**	--	89,651	--	--	257,314	--	--
Capital expenditures[2]	**56,144**	46,590	46,769	50,861	48,149	19,839	34,757	23,619
Total assets	**1,361,249**	920,941	910,157	753,690	715,360	677,834	198,599	163,388
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**6,675**	6,940	7,950	5,881	5,562	2,617	1,816	1,897
Gas *(mcf/d)*	**24,837**	25,562	20,681	16,006	18,277	11,593	9,293	6,784
Total *(boe/d)*	**10,814**	11,201	11,397	8,549	8,608	4,549	3,365	3,027

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Highpine's revenue fell in the third quarter of 2006 from the year's first and second quarters due to decreased production and lower natural gas prices. The Company's revenue for the three months ended September 30, 2006 increased over the previous five quarters primarily as a result of production from the properties acquired on the acquisitions of Vaquero in May 2005, White Fire in February 2006 and Kick in August 2006 as well as the Company's drilling programs.

Highpine's net earnings in the second quarter of 2006 include a non-recurring $9.1 million future income tax reduction as a result of enacted Canadian federal and Alberta tax rate reductions.

CONSOLIDATED BALANCE SHEETS

As at	**September 30, 2006**	December 31, 2005
($000s) (unaudited)		
Assets		
Current assets		
Accounts receivable	**61,888**	40,716
Prepaid expenses and deposits	**2,281**	1,795
Financial instruments *(note 7)*	**2,970**	763
	67,139	43,274
Property, plant and equipment *(note 3)*	**935,535**	493,330
Long-term investment, at cost	**1,150**	1,000
Deferred charges	**--**	251
Goodwill *(note 2)*	**357,425**	215,835
	1,361,249	753,690
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**74,640**	47,403
Bank indebtedness *(note 5)*	**--**	104,707
	74,640	152,110
Long-term debt *(note 5)*	**113,287**	--
Future income taxes	**156,260**	84,167
Asset retirement obligations *(note 4)*	**11,015**	5,898
Deferred lease inducements	**429**	492
Shareholders' equity		
Share capital *(note 6)*	**957,119**	479,496
Contributed surplus *(note 6)*	**8,200**	3,627
Retained earnings	**40,299**	27,900
	1,005,618	511,023
	1,361,249	753,690

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
($000s, except per share amounts) (unaudited)				
Revenues				
Oil and gas revenues	**57,753**	54,220	**181,203**	92,206
Royalties, net of ARTC	**(13,948)**	(12,986)	**(51,894)**	(22,643)
Financial instruments				
Realized gains (losses)	**1,668**	(2,655)	**3,976**	(4,790)
Unrealized gains (losses)	**784**	(70)	**2,207**	(11)
	46,257	38,509	**135,492**	64,762
Interest and other income	**21**	1	**58**	6
	46,278	38,510	**135,550**	64,768
Expenses				
Operating costs	**9,472**	5,341	**23,715**	9,748
Transportation costs	**979**	339	**2,291**	1,492
General and administrative	**2,281**	1,605	**6,473**	3,957
Depletion, depreciation and accretion	**29,489**	20,550	**88,404**	34,603
Interest and finance costs	**1,570**	1,080	**3,461**	2,439
Stock-based compensation *(note 6)*	**1,389**	1,080	**4,344**	1,852
	45,180	29,995	**128,688**	54,091
Earnings before taxes	**1,098**	8,515	**6,862**	10,677
Taxes (reduction)				
Current	**--**	419	**(127)**	550
Future *(note 8)*	**584**	1,413	**(5,410)**	2,708
	584	1,832	**(5,537)**	3,258
Net earnings	**514**	6,683	**12,399**	7,419
Retained earnings, beginning of period	**39,785**	16,362	**27,900**	23,992
Stock dividend and adjustment	**--**	--	**--**	(8,366)
Retained earnings, end of period	**40,299**	23,045	**40,299**	23,045
Net earnings per share *(note 6)*				
Basic	**0.01**	0.15	**0.23**	0.23
Diluted	**0.01**	0.15	**0.22**	0.22

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
($000s) (unaudited)				
Cash provided by (used in):				
Operating Activities				
Net earnings	**514**	6,683	**12,399**	7,419
Items not involving cash:				
Depletion, depreciation and accretion	**29,489**	20,550	**88,404**	34,603
Future income taxes (reduction)	**584**	1,413	**(5,410)**	2,708
Stock-based compensation	**1,389**	1,080	**4,344**	1,852
Unrealized losses (gains) on financial instruments	**(784)**	70	**(2,207)**	11
Abandonment expenditures	**(6)**	--	**(52)**	--
Amortization of deferred lease inducements	**(21)**	--	**(63)**	--
Funds from operations	**31,165**	29,796	**97,415**	46,593
Change in non-cash operating working capital	**(21,918)**	(14,940)	**(27,470)**	(29,505)
	9,247	14,856	**69,945**	17,088
Financing Activities				
Common shares issued for cash	--	--	**100,620**	72,000
Share issue costs	**(260)**	(2)	**(4,606)**	(4,811)
Proceeds on exercise of stock options	**67**	104	**1,150**	104
(Decrease) increase in bank indebtedness	**27,241**	23,821	**(20,985)**	17,818
	27,048	23,923	**76,179**	85,111
Investing Activities				
Property, plant and equipment additions	**(43,191)**	(48,631)	**(121,872)**	(103,227)
Property acquisitions	**(12,953)**	--	**(27,631)**	--
Purchase of investments	--	--	**(150)**	--
Net cash paid on business combination *(note 2)*	**(564)**	--	**(1,091)**	(429)
Proceeds on the disposition of property, plant and equipment	--	482	--	482
Deferred charges	--	--	**251**	--
Change in non-cash investing working capital	**20,413**	9,370	**4,369**	975
	(36,295)	(38,779)	**(146,124)**	(102,199)
Change in cash	--	--	--	--
Cash, beginning of period	--	--	--	--
Cash, end of period	--	--	--	--
Cash interest paid	**1,861**	982	**3,436**	1,946
Cash taxes paid	**(105)**	60	**263**	356

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2006 and 2005
(unaudited)

1. Significant Accounting Policies

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the audited annual consolidated financial statements for the year ended December 31, 2005. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended December 31, 2005.

2. Acquisitions

On August 1, 2006, Highpine acquired Kick Energy Corporation ("Kick") for consideration of 14.8 million class A common shares at $283.3 million. Kick was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with the allocation of the preliminary purchase price as follows:

($000s)	
Net assets acquired and liabilities assumed	
Property, plant and equipment (including unproved properties totaling $27,092 and seismic totaling $5,477)	289,694
Goodwill	105,544
Working capital (deficiency)	(14,870)
Bank indebtedness	(25,095)
Asset retirement obligations	(2,835)
Future income taxes	(68,605)
	283,833
Consideration	
Acquisition costs	564
Class A common shares issued	283,269
	283,833

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

2. Acquisitions (continued)

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million class A common shares at $95.5 million. White Fire was a public oil and gas exploration and production company active in the Western Canadian Sedimentary Basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

($000s)	
Net assets acquired and liabilities assumed	
Property, plant and equipment (including unproved properties totaling $25,800)	89,651
Goodwill	36,046
Working capital (deficiency)	(13,810)
Bank indebtedness	(4,470)
Asset retirement obligations	(1,145)
Future income taxes	(10,265)
	96,007
Consideration	
Acquisition costs	527
Class A common shares issued	95,480
	96,007

3. Property, Plant and Equipment

At September 30, 2006, approximately $167.5 million (December 31, 2005 – $112.4 million) of unproved property costs were excluded from the depletion calculation. Future development costs of $18.5 million (December 31, 2005 – $13.3 million) were included in the depletion calculation. Salvage value of $23.9 million (December 31, 2005 – $nil) was excluded from the depletion calculation. During the nine months ended September 30, 2006, general and administrative expenses of $2.4 million (September 30, 2005 – $0.7 million) were capitalized, including stock-based compensation of $0.4 million.

4. Asset Retirement Obligations

At September 30, 2006, the estimated total undiscounted cash flows required to settle asset retirement obligations were $17.4 million (December 31, 2005 – $10.0 million). Expenditures to settle asset retirement obligations will be incurred between 2006 and 2026. Estimated cash flows have been discounted using an annual credit adjusted risk-free interest rate of 8.0% per annum and have been inflated using an inflation rate of 2.0% per annum.

4. Asset Retirement Obligations (continued)

Changes to asset retirement obligations were as follows:

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
($000s)		
Asset retirement obligations, beginning of period	**5,898**	1,974
Liabilities acquired	**3,980**	1,903
Liabilities incurred	**730**	1,694
Liabilities settled	**(52)**	--
Accretion expense	**459**	327
Asset retirement obligations, end of period	**11,015**	5,898

5. Long-Term Debt

During the third quarter of 2006, the Company amended its credit facilities. At September 30, 2006, the Company had available a $205 million revolving term credit facility and a $20 million demand operating credit facility with a syndicate of Canadian financial institutions.

The revolving term credit facility has a 364-day extendable revolving period plus a one-year maturity. The term date of the revolving term credit facility is May 29, 2007. In the event that the term date of May 29, 2007 is not extended, the balance under the facility will be repayable on May 29, 2008. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25% depending on financial ratios of the Company. The demand operating facility bears interest at the lenders' prime rate.

The lenders review the credit facilities semi-annually. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

6. Share Capital

Nine Months Ended September 30, 2006	Shares	Amount
(000s)	*(#)*	*($)*
Class A common shares		
Balance, beginning of period	44,250	479,496
Issued to acquire White Fire *(note 2)*	**4,089**	**95,480**
Issued to acquire Kick *(note 2)*	**14,831**	**283,269**
Issued for cash	**4,300**	**100,620**
Stock options exercised	**171**	**1,150**
Contributed surplus transferred on exercise of stock options	**--**	**210**
Share issue costs less tax effect of $1,500	**--**	**(3,106)**
Balance, end of period	**67,641**	**957,119**

6. Share Capital (continued)

Per Share Amounts

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	**2006**	2005
(#000s)				
Weighted average number of common shares outstanding				
Basic	**62,479**	44,208	**54,408**	32,071
Dilutive effect of stock options	**877**	1,529	**945**	1,200
Diluted	**63,356**	45,737	**55,353**	33,271

Stock Options

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

A summary of changes is as follows:

	Nine Months Ended September 30, 2006		Year Ended December 31, 2005	
	Class A Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Class A Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(#000s)	*($)*	*(#000s)*	*($)*
Balance, beginning of period	**3,652**	**13.06**	1,542	5.26
Granted	**1,906**	**20.64**	2,308	18.96
Exercised	**(171)**	**(6.73)**	(47)	(3.89)
Cancelled	**(180)**	**(17.05)**	(224)	(17.00)
Stock dividend adjustment	**--**	**--**	73	--
Balance, end of period	**5,207**	**15.92**	3,652	13.06
Exercisable, end of period	**1,227**	**9.79**	556	4.33

The fair value of stock options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for the 2006 grants:

Weighted average expected volatility	33%
Risk-free rate of return	4.2%
Expected option life	4 years
Weighted average fair value per option	$7.42

The Company does not anticipate paying any dividends during the expected life of the options.

6. **Share Capital (continued)**

Contributed Surplus

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
($000s)		
Balance, beginning of period	**3,627**	511
Stock-based compensation expense, net of recovery	**4,783**	3,151
Transferred to share capital on exercise of stock options	**(210)**	(35)
Balance, end of period	**8,200**	3,627

During the nine months ended September 30, 2006, $0.4 million of stock-based compensation was capitalized.

7. **Commodity Price Risk Management**

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. The Company considers all of these transactions to be effective economic hedges; however, these transactions may not qualify as effective hedges for accounting purposes. The following commodity price risk management agreements have been entered into:

Financial WTI Crude Oil Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at September 30, 2006
		(bbls/d)	*($/bbl)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	2,000	US $60.00 to $69.80	(6)
Jan 06 to Dec 06	Collar	1,000	US $55.00 to $77.25	(2)
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	300
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	546

Financial AECO Natural Gas Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at September 30, 2006
		(GJs/d)	*($/GJ)*	*(CDN $000s)*
Jan 06 to Dec 06	Collar	5,000	CDN $9.00 to $14.70	1,666
Jun 06 to Mar 07	Collar	5,000	CDN $5.40 to $12.00	350
Jul 06 to Mar 08	Collar	5,000	CDN $6.00 to $11.10	954

The financial AECO natural gas contracts have not been designated as effective accounting hedges. Accordingly, the financial AECO natural gas contracts have been accounted for as an asset in the consolidated balance sheet based on their fair value.

8. Income Taxes

The provision for future income taxes for the nine months ended September 30, 2006 was reduced by $9.1 million due to the substantively enacted reduction in Canadian federal and Alberta provincial corporate income tax rates. The reduction was recorded in the second quarter of 2006.

9. Comparative Balances

Certain of the comparative balances have been reclassified to conform to the current period's presentation.

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this news release contain forward-looking information including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("**GAAP**") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The terms "cash flow from operations," "cash flow" and "cash flow per share," are not recognized measures under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries, and accordingly, it may not be comparable to measures used by other companies. Highpine calculates cash flow from operations as "funds from operations" before the change in non-cash working capital related to operating activities. Highpine also uses operating netbacks as an indicator of operating performance. Operating netback is calculated on a per boe basis

taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Cash flow from operations and operating netbacks are not recognized measures under GAAP. Management believes that in addition to net income, cash flow from operations and operating netbacks are useful supplemental measures as they demonstrate Highpine's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Readers are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating these measures may differ from other companies and, accordingly, they may not be comparable to measures used by other companies. For these purposes, Highpine defines cash flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netbacks as revenue less royalties and operating expenses.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED
ANNOUNCES UPDATED CORPORATE PRESENTATION

Calgary, Alberta, November 14, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce that it has posted an updated corporate presentation on its website at www.highpineog.com.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED PROVIDES OPERATIONAL UPDATE AND 2007 OUTLOOK

Calgary, Alberta, December 21, 2006 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to provide the following operational update, most notably in the Pembina Nisku core area, and 2007 capital budget and production guidance.

Operational Update

Drilling and Completions

Drilling momentum has continued into the fourth quarter during which, to date, 18 gross (13.3 net) wells have been drilled, with an overall success rate of 94%. Included in this total are 6 gross (5.3 net) wells that targeted Pembina Nisku prospects which resulted in 5 gross (4.3 net) potential producers at an 83% success rate.

Seven (7) Nisku wells have been completed and tested on a short term basis at rates ranging from 300 to 500 boe/d per well. Four (4) additional Nisku wells are scheduled to be completed and tested early in the new year.

A minimum of two drilling rigs will be drilling Highpine's Nisku prospect inventory throughout 2007 where the Company currently has 16 gross (13.4 net) approved Nisku drilling licenses in place and anticipates receiving an additional 5 gross (3.8 net) Nisku drilling licenses by the end of the first quarter of 2007. Highpine has recently identified several high quality drilling anomalies on its Crossfire acreage and is in the process of procuring drilling licenses in this area.

Production and Pressure Maintenance

Highpine's current production is approximately 14,000 boe/d, which includes only partial production restoration from the recent restart of a Dominion operated facility at Violet Grove. In order to ensure that this non-operated production remains on-stream, Highpine has initiated measures to install a pipeline interconnect to its operated facilities, which installation is expected to be completed by the end of January 2007.

Highpine's existing production capability is approximately 23,000 boe/d when accounting for full production from the Dominion operated facility, ongoing tie-ins and expected regulatory approvals. Seventeen (17) Pembina Nisku wells are at various stages of being tied-in and/or awaiting commencement of water injection. These wells, combined with the curtailed Dominion operated volumes, and eight (8) wells in the West Central Alberta Gas Fairway, represent in excess of 9,000 boe/d behind-pipe production net to Highpine. Substantially all of this production is anticipated to be on-stream by the end of the first quarter of 2007.

Final regulatory approval has been granted to inject water for pressure maintenance into the non-operated Nisku "SS" pool and Highpine understands that water injection has commenced. Final regulatory approval for pressure maintenance has also been granted for the Highpine operated Nisku

"WW" pool. Water source and injection wells, with associated facilities, are in place to commence water injection into the "WW" pool.

2007 Outlook

2007 Capital Budget and Production Guidance

Highpine's 2007 capital budget program will be $200 million, including the drilling of approximately 50 to 60 gross (42 to 50 net) wells. Approximately $150 million (75%) of the capital budget is targeted for exploration and development activity in Highpine's Pembina Nisku Fairway, including the drilling of approximately 30 to 35 gross (25 to 30 net) wells that will target production from the Nisku formation. This focus offers the highest potential production growth and economic returns when coupled with Highpine's drilling inventory depth and its success in procuring drilling licenses in Pembina.

Highpine is estimating an average 2007 production rate in excess of 20,000 boe/d.

2007 Financial Outlook and Commodity Hedges

Highpine is well positioned to finance its 2007 capital program with cash flow and credit facilities and expects to exit 2007 with a debt to cash flow ratio of less than one. In addition, Highpine has in place the following commodity hedges for 2007 to support its capital budget:

Oil	Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
	Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl
	Jan 07 to Dec 07	Swap	500 bbls/d	Cdn $73.00/bbl
	Jan 07 to Dec 07	Swap	500 bbls/d	Cdn $73.70/bbl
	Jan 07 to Dec 07	Swap	500 bbls/d	Cdn $74.70/bbl
Gas	Jun 06 to Mar 07	Gas Collar	5,000 GJ's/d	Cdn $5.40 to $12.00/GJ
	Jul 06 to Mar 08	Gas Collar	5,000 GJ's/d	Cdn $6.00 to $11.10/GJ
	Jan 07 to Dec 07	Swap	2,500 GJ's/d	Cdn $7.55/GJ
	Jan 07 to Dec 07	Swap	2,500 GJ's/d	Cdn $7.62/GJ

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this news release contain forward-looking information including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third

party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

For further information, please contact:

A. Gordon Stollery, Chairman and Chief Executive Officer
Greg N. Baum, President and Chief Operating Officer
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED
ANNOUNCES UPDATED CORPORATE PRESENTATION

Calgary, Alberta, January 18, 2007 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce that it has posted an updated corporate presentation on its website at www.highpineog.com.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

Greg Baum, President and Chief Operating Officer
Bob Rosine, Executive Vice President, Corporate Development
Harry Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED
ANNOUNCES UPDATED CORPORATE PRESENTATION

Calgary, Alberta, March 8, 2007 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce that it has posted an updated corporate presentation on its website at www.highpineog.com.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

Greg Baum, President and Chief Operating Officer
Bob Rosine, Executive Vice President, Corporate Development
Harry Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES 2006 FINANCIAL AND OPERATIONAL RESULTS AND PROVIDES 2007 OPERATIONS UPDATE

Calgary, Alberta, March 12, 2007 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce its financial and operational results from an exceptional growth year in 2006 and provide a 2007 operations update.

2006 Financial and Operational Highlights:

- Oil and gas revenue before hedging activities increased 68% to $247.8 million from $147.3 million in 2005.

- Cash flow increased 70% to $127.1 million from $74.6 million in 2005. Cash flow per diluted share increased 4% to $2.17 from $2.09 in 2005.

- Net capital expenditures, excluding corporate acquisitions, increased 45% to $222.2 million from $153.6 million in 2005.

- Completed a bought-deal financing which generated $100.6 million of gross proceeds.

- Completion of a $225 million credit facility with a syndication of bank lenders.

- Average daily production increased 87% to 11,779 boe/d from 6,288 boe/d in 2005 with a 2006 year end exit rate production of approximately 14,000 boe/d and March 2007 average production to-date in excess of 18,000 boe/d.

- Drilled and cased 74 (46.7 net) wells with an 85% success rate.

- Drilled 26 (18.7 net) wells in Pembina, resulting in 12 (8.9 net) successful Nisku oil and gas wells, 6 (4.4 net) Rock Creek/Ellerslie gas wells, 5 (3.2 net) service wells and 3 (2.2 net) dry holes. Success rate in wells targeting Nisku production was 80%. Of the 12 successful Nisku wells drilled, 9 wells represent new Nisku pool discoveries with significant future delineation drilling potential.

- Drilled 48 (27.9 net) wells in the West Central Alberta Gas Fairway, resulting in 40 (23.1 net) successful oil and gas wells and 8 (4.8 net) dry holes, for an overall success rate of 83%. Notable oil and gas discoveries were made in Ante Creek, Chip Lake and Joffre.

- Considerable progress in executing on operating activities in the Pembina Nisku Fairway including generation of fully approved Nisku drilling licences, implementation and operation of pressure maintenance (ie. water injection) schemes and reliable operation of Highpine's wells and facilities.

- Completed acquisitions of White Fire Energy Ltd. ("White Fire") and Kick Energy Corporation ("Kick") adding quality production, drilling prospects and strategic infrastructure in the Pembina Nisku Fairway. Experienced and knowledgeable senior management and directors were also added

through the acquisitions complimenting Highpine's staff and reinforcing Highpine's ability to execute its Pembina Nisku focussed business plan.

Year End Reserves and Finding, Development and Acquisition Costs ("FD&A") Highlights:

- Proved plus probable reserves increased 82% in 2006 to 44.4 mmboe, net of production and revisions.

- Proved reserves increased 86% in 2006 to 29.3 million barrels of oil equivalent (mmboe) net of production and revisions.

- Reserve replacement ratios of 566 percent and 415 percent on a proved plus probable and total proved basis respectively.

- Total 2006 FD&A costs, for proved plus probable reserves, were $27.23/boe before changes in future capital and after revisions ($30.47/boe including future capital). This amount is comprised of Finding and Development ("F&D") costs of $17.24/boe ($24.24/boe including future capital) for 2006 exploration and development activities and $35.85/boe for 2006 acquisition activities.

- In the Pembina Nisku Fairway, Highpine achieved an exceptional proved plus probable F&D cost for exploration and development activities of $10.62/boe before changes in future capital and after revisions ($18.92/boe including future capital). Highpine is committing over 75% of its 2007 capital expenditure budget to the Pembina Nisku Fairway due to ongoing success in Pembina during 2006 and hopes to maintain top decile F&D costs in the future as the Company drills its extensive inventory of Nisku locations.

- Acquisition costs were in line with expectations at $35.85 per boe on a proved plus probable reserves basis. The acquisition costs related to the acquisitions of White Fire and Kick, each of which added an inventory of quality drilling prospects.

Undeveloped Land Holdings:

- As of December 31, 2006, Highpine's net undeveloped land holdings increased 57% to 329,000 net acres from 210,000 net acres in 2005. Of the total 329,000 net acres, 162,000 net acres are in Pembina and 108,000 net acres are in the West Central Alberta Gas Fairway.

- The undeveloped land contains Highpine's inventory of approximately 325 gross (245 net) drilling locations of which 100 gross (80 net) locations are on the Pembina Nisku trend and the balance of the locations (225 gross (165 net)) target oil and gas in the shallow gas horizons in Pembina and multi-zone oil and natural gas (with liquids) in the West Central Alberta Gas Fairway.

2007 Operational Highlights:

- Highpine's production averaged in excess of 18,000 boe/d during February 2007. March average production to-date continues to be in excess of 18,000 boe/d with several Pembina Nisku well tie-in projects in progress that are anticipated to be completed by the end of the first quarter. The stated March volume does not include approximately 1,500 boe/d from the Dominion operated Nisku "II" oil pool that was shut-in on March 1, 2007 to allow reservoir pressures to build above the AEUB assigned minimum operating pressure ("MOP") for the field. This field is expected to be curtailed for approximately six to eight weeks. Despite our March average production to-date remaining in excess of 18,000 boe/d, without 1,500 boe/d contribution from the Nisku II pool, there remains the potential for short-term production reductions, particularly in situations where offset producers are not replacing voidage in common Nisku pools. An example of this, is the Nisku "WW" pool which could be temporarily shut-in for this reason. Highpine is replacing voidages in all of its operated pressure maintenance schemes in various Nisku pools. Overall, Nisku pools may experience production

fluctuations during 2007 for similar reasons, however, with Highpine's current productive capacity, well tie-ins in progress, and its anticipated drilling activities, Highpine is estimating an average 2007 production rate in excess of 20,000 boe/d.

- Highpine has continued to realize excellent drilling results thus far in 2007. Year-to-date, Highpine has participated in 12 (8.6 net) wells resulting in 9 (6.4 net) potential oil and gas producing wells, 2 (1.5 net) service wells and 1 (0.7 net) dry holes. Of the successful oil and gas wells, 4 (4.0 net) are in the Pembina Nisku Fairway. Highpine currently has 3 drilling operations in progress in Pembina targeting 3 potential Nisku producing wells.

FINANCIAL AND OPERATING RESULTS

The following table summarizes certain financial and operating information for the periods indicated:

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
($000s, except per share and $/boe amounts)						
Financial						
Total revenue[1]	**67,552**	54,229	25	**254,938**	141,634	80
Cash flow from operations	**29,657**	27,957	6	**127,072**	74,550	70
Per share – diluted	**0.44**	0.62	(29)	**2.17**	2.09	4
Net earnings (loss)	**(5,446)**	4,855	-	**6,953**	12,274	(43)
Per share – diluted	**(0.08)**	0.11	-	**0.12**	0.34	(65)
Net debt[2]	**169,570**	109,599	55	**169,570**	109,599	55
Total assets	**1,392,911**	753,690	85	**1,392,911**	753,690	85
Corporate acquisitions[3]	**-**	-	-	**379,345**	257,314	47
Capital expenditures[4]	**72,711**	50,861	43	**222,214**	153,606	45
Total shares outstanding *(#)*	**67,648**	44,250	53	**67,648**	44,250	53
Weighted average shares outstanding *(#)*						
Basic	**67,643**	44,239	53	**57,744**	35,051	65
Diluted	**67,643**	44,906	51	**58,674**	35,718	64
Operating						
Average daily production						
Crude oil and NGLs *(bbls/d)*	**8,653**	5,881	47	**7,554**	3,984	90
Natural gas *(mcf/d)*	**30,221**	16,006	89	**25,350**	13,823	83
Total *(boe/d)*	**13,690**	8,549	60	**11,779**	6,288	87
Average selling prices[5]						
Crude oil and NGLs *($/bbl)*	**58.37**	67.94	(14)	**66.19**	67.16	(1)
Natural gas *($/mcf)*	**7.24**	12.45	(42)	**7.06**	9.84	(28)
Total *($/boe)*	**52.88**	70.06	(25)	**57.64**	64.18	(10)
Wells drilled – gross (net) *(#)*						
Oil	8 (6.2)	3 (2.4)	-	15 (11.5)	9 (6.5)	-
Natural Gas	8 (4.6)	6 (5.0)	-	43 (25.0)	19 (11.0)	-
Abandoned / other	3 (2.5)	11 (6.6)	-	16 (10.2)	28 (18.9)	-
Total	19 (13.3)	20 (14.0)	-	74 (46.7)	56 (36.4)	-
Drilling success rate *(%)*	**95**	63	-	**85**	63	-
Operating netback *($/boe)*						
Oil and natural gas sales	**52.88**	70.06	(25)	**57.64**	64.18	(10)
Royalties	**(14.80)**	(20.79)	(29)	**(16.40)**	(16.99)	(3)
Operating costs	**(10.42)**	(6.14)	70	**(8.57)**	(6.35)	35
Transportation costs	**(0.62)**	(1.20)	(48)	**(0.71)**	(1.06)	(33)
Realized hedging gain (loss)	**0.58**	(2.32)	-	**1.09**	(2.88)	-
Operating netback	**27.62**	39.61	(30)	**33.05**	36.90	(10)

Notes:
(1) Total revenue includes realized and unrealized hedging losses and gains.
(2) Net debt includes working capital excluding unrealized financial instruments.
(3) Corporate acquisitions only include the amounts allocated to property, plant and equipment.
(4) Capital expenditures are presented net of proceeds of disposals.
(5) The average selling prices reported are before hedging activities.

2006 Financial Results:

Gross oil and gas revenue increased 68% in 2006 to $247.8 million, an increase of $100.5 million from $147.3 million in 2005. Cash flow increased 70% in 2006 to $127.1 million ($2.17/diluted share), an increase of $52.6 million from $74.6 million ($2.09/diluted share) in 2005. These increases can be attributed to growth in production volumes resulting from the acquisition of White Fire and Kick, and production increases in Highpine's core areas of Pembina and the West Central Alberta Gas Fairway.

Highpine's net capital expenditures in 2006 were $222.2 million, excluding the acquisitions of White Fire and Kick. This amount represents an increase of 45% from $153.6 million spent in 2005. The $222.2 million is comprised of $27.8 million on land and seismic, $110.7 million on drilling, $52.6 million on facilities and equipment, $27.5 million on property acquisitions and $3.6 million on capitalized general and administrative expenses and office equipment.

2006 Operational Results:

Highpine's production increased from 11,397 boe/d in the first quarter to a 2006 exit rate of approximately 14,000 boe/d. Highpine's operated wells and facilities in Pembina and in the West Central Alberta Gas Fairway, ran at an on-line efficiency rate of greater than 95% during the year. Despite strong operating performance, average volumes for the year were negatively impacted by delays in regulatory approvals or attainment of required services, and the periods of down-time experienced by the Dominion operated Violet Grove (Pembina) oil battery during the year.

Highpine participated in the drilling of 74 (46.7 net) wells in 2006 and achieved a drilling success rate of 85%. A total of 26 (18.7 net) wells were drilled in the Pembina Nisku Fairway due to progress made in obtaining well drilling licences. Results of the Pembina drilling program included 12 (8.9 net) Nisku oil and gas wells, 6 (4.4 net) shallow gas wells, 5 (3.2 net) service wells and 3 (2.2 net) dry holes. The overall drilling success rate in Pembina exceeded 80%.

The balance of the wells were drilled in the West Central Alberta Gas Fairway at an 83% overall success rate.

Water injection commenced into several Nisku pools in 2006, including the Nisku "GG", "II", "KK", "MM", "VV" and "SS" pools. In January 2007 water injection commenced into the "WW" and "ZZ" pools. Highpine is currently involved in 9 Nisku pool pressure maintenance schemes of which 7 are Company operated. The Wabamun water source with water injection into the Nisku aquifer has proven to be effective in maintaining reservoir pressure and increasing oil recovery in the Nisku pools. However, it will be necessary to monitor, on an ongoing basis, reservoir pressures in the Nisku pools and short-term production curtailments may be required to make up voidage replacement. Recent examples of this include the shutting-in of production from the non-operated Nisku "SS" and "II" pools. Highpine is successfully replacing voidage in all of its operated pressure maintenance schemes, however, there remains potential for short-term production reduction in situations where offset producers are not replacing voidage. The Nisku "WW" pool could be temporarily shut-in for this reason.

Production from various Nisku pools may fluctuate during 2007, for similar reasons, however, with Highpine's production capacity, well tie-ins in progress and 2007 drilling activities, the Company is estimating an average 2007 production rate in excess of 20,000 boe/d for the year.

Highpine's continued seismic and land acquisition programs in 2006 have maintained a multi-year inventory of future drilling opportunities. At year-end, Highpine's undeveloped land holdings totalled 329,000 net undeveloped acres of which 162,000 net acres (approximately 50%) are in Pembina and 108,000 net undeveloped acres are in Highpine's West Central Alberta Gas Fairway. Highpine also significantly increased its seismic data during 2006 to 1,930 square miles of 3D data and 3,600 miles of 2D data. Additional 3D seismic survey programs are being contemplated for 2007.

Highpine continued to execute its strategy of consolidating the Pembina Nisku Fairway by acquiring White Fire, Kick and selective assets in the Nisku Fairway during the year. The Company will continue to evaluate further strategic consolidation opportunities.

Year-end Reserves Summary:

As at December 31, 2006, the Company's total proved plus probable gross working interest reserves were 44,395 mboe, an increase of 82% compared to 24,356 mboe as at December 31, 2005.

The growth in reserve volumes resulted principally from Highpine's successful 2006 Pembina drilling program and the acquisition of White Fire and Kick.

Paddock has evaluated all of Highpine's reserves as at December 31, 2006. The December 31, 2006 reserves presented below, include Company working interests before royalty interests and before royalty costs. Where volumes are expressed on a barrel of oil equivalent (boe) basis, gas volumes have been converted to barrels of oil in the ratio of one barrel of oil to six thousand cubic feet of natural gas.

Summary of Crude Oil, NGL and Natural Gas Reserves and Net Present Values of Estimated Future Net Revenue as of December 31, 2006 Based on Forecast Price Assumptions*

December 31, 2006	Natural Gas	Crude Oil & NGLs	Total (6:1)
	(bcf)	*(mbbls)*	*(mboe)*
Proved developed producing	**45.49**	**11,249**	**18,831**
Proved developed non-producing	**16.86**	**3,478**	**6,289**
Proved undeveloped	**12.59**	**2,037**	**4,135**
Total proved	**74.94**	**16,764**	**29,254**
Probable additional	**37.73**	**8,852**	**15,141**
Total proved plus probable	**112.67**	**25,616**	**44,395**

** Highpine working interest only – does not include Highpine royalty interests and royalty costs*

Reserves Category	Net Present Values of Future Net Revenue Before Income Taxes Discounted at (%/year)				
	0	5	10	15	20
	(Thousand of Dollars)				
Proved					
Developed Producing	543,822	461,926	405,730	364,344	332,367
Developed Non-Producing	150,028	127,734	111,676	99,547	90,055
Total Developed	693,850	589,660	517,406	463,891	422,422
Undeveloped	90,164	64,901	50,105	40,159	32,923
Total Proved	784,014	654,561	567,511	504,050	455,345
Probable	435,116	278,815	206,469	163,100	133,629
Total Proved Plus Probable	1,219,130	933,376	773,980	667,150	588,974

Oil & Gas Price Forecast	WTI @ Cushing $US/BBL	$US/$CDN Exchange Rate	AECO C C$/MMBTU
Year			
2007	61.00	0.87	7.33
2008	60.00	0.87	7.91
2009	60.00	0.87	7.89
2010	58.00	0.87	7.87
2011	56.00	0.87	8.02

Reserves Reconciliation*

	Natural Gas		Crude Oil & NGLs		Combined BOE	
	Total Proved	Proved & Probable	Total Proved	Proved & Probable	Total Proved	Proved & Probable
	(bcf)		(mbbls)		(mboe)	
December 31, 2005	31.76	47.14	10,431	16,500	15,725	24,356
Drilling Additions	24.05	39.84	3,928	4,691	7,936	11,331
Acquisitions	25.96	36.58	4,591	6,969	8,917	13,065
Dispositions	-	-	-	-	-	-
Technical Revisions	2.42	(1.64)	572	214	975	(58)
Production	(9.25)	(9.25)	(2,758)	(2,758)	(4,299)	(4,299)
December 31, 2006	74.94	112.67	16,764	25,616	29,254	44,395

* *Highpine working interests only – does not include Highpine royalty interests and royalty costs*

Finding, Development and Acquisition Costs:

Highpine has calculated FD&A costs for 2006 and for the three year period from 2004 to 2006.

The 2006 F&D costs for the exploration and development program only, averaged $17.24 per boe for proved plus probable reserves and $21.81 per boe for proved reserves, before changes in future capital and after revisions ($24.24 and $26.65/boe respectively including future capital).

This 2006 F&D costs include top decile F&D costs of $10.62 per boe for proved plus probable reserves and $14.78 per boe for proved reserves ($18.92 and $21.06/boe, respectively including future capital) in the Pembina Nisku Fairway which yields superior reinvestment efficiency ratios of 3.2 and 2.3, displaying the economic power of the Nisku play type. The 2006 Pembina results support the realization of a vision of the high economic growth potential of the Nisku Fairway when it aggressively committed up-front capital expenditures for land, seismic and facilities during the past four years. Highpine also realized upward reserve revisions in several of its Nisku pools, reaffirming Highpine's confidence in the quality of its Pembina assets. Highpine expects to allocate the majority of its capital expenditure budgets in the foreseeable future to its Pembina Nisku Fairway to capitalize on its significant inventory of drilling locations and its progress in procuring drilling licences.

Despite a successful drilling year in Pembina, Corporate F&D costs of $24.24 per boe (including future capital) for proved plus probable reserves are higher than desired due primarily to negative performance based reserve revisions in certain properties in the West Central Alberta Gas Fairway. Highpine intends to allocate capital to select properties and drilling prospects contained in this Fairway.

The acquisition costs of $35.85 per boe proved plus probable reserves are in line with expectations from evaluations conducted when assessing the acquisitions. Highpine expects that these costs will decrease with future exploitation of the drilling prospects accompanying these acquisitions. For example, Highpine acquired 30 drillable Nisku prospects with the acquisition of Kick.

For the three year period ended December 31, 2006, F&D costs for the Company's exploration and development program only, averaged $17.37 per boe for proved plus probable reserves and $24.12 per

boe for proved reserves excluding an adjustment for future capital and after revisions ($22.00 and $27.46/boe respectively including future capital).

Stand alone Pembina, three year exploration and development program F&D costs averaged $12.49 per boe for proved plus probable reserves and $18.91 per boe for proved reserves before future capital ($17.85 and $23.04 per boe, respectively including future capital). Re-investment efficiency ratios for the same 3 year period are 3.0 and 2.0 for proved plus probable and total proved reserves respectively. These strong F&D costs create a strong re-investment efficiency ratio which clearly demonstrates Highpine's success in developing the robust economic potential of the Pembina Nisku Fairway.

Total 2006 FD&A costs, including changes in future capital, were $30.47 per boe for proved plus probable reserves and $39.59 per boe for proved reserves. Average FD&A costs for the three year period ended December 31, 2006 were $30.01 per boe proved plus probable reserves and $40.95 per boe for proved reserves. Highpine expects that its FD&A costs will improve in the future as it allocates the majority of its capital expenditures to the Pembina Nisku Fairway.

Total Proved Finding, Development and Acquisition Costs

Years ended December 31,	2006	2005	2004
(000s, except per unit)	*$*	*$*	*$*
Excluding effect of acquisition & dispositions			
Total exploration & development capital costs	**194,394**	147,306	66,000
Net change from previous year's estimated future development costs	**43,104**	3,773	9,520
Total estimated capital for finding & development costs	**237,499**	151,079	75,520
Additions to total proven reserves *(mboe)*	**8,911**	3,673	4,318
Finding & development costs *($/boe) Before Change in Future Development Costs*	**21.81**	40.10	15.29
Finding & development costs *($/boe)*	**26.65**	41.13	17.49
Three-year average finding & development cost *($/boe)*	**27.46**	-	-
Including effect of acquisition & dispositions			
Total exploration & development capital costs	**662,751**	552,606	113,747
Net change from previous year's estimated future development costs	**43,104**	3,773	9,520
Total estimated capital for finding & development costs	**705,855**	556,379	123,267
Additions to total proven reserves *(mboe)*	**17,829**	9,844	6,165
Finding & development costs *($/boe) Before Change in Future Development Costs*	**37.17**	56.14	18.45
Finding & development costs *($/boe)*	**39.59**	56.52	19.99
Three-year average finding & development cost *($/boe)*	**40.95**	-	-

Total Proved Plus Probable Finding, Development and Acquisition Costs

Years ended December 31,	2006	2005	2004
(000s, except per unit)	*$*	*$*	*$*
Excluding effect of acquisition & dispositions			
Total exploration & development capital costs	**194,394**	147,306	66,000
Net change from previous year's estimated future development costs	**78,896**	16,637	13,160
Total estimated capital for finding & development costs	**273,291**	163,943	79,160
Additions to total proved plus probable reserves *(mboe)*	**11,273**	5,399	6,804
Finding & development costs *($/boe) Before Change in Future Development Costs*	**17.24**	27.28	9.70
Finding & development costs *($/boe)*	**24.24**	30.36	11.63
Three-year average finding & development cost *($/boe)*	**22.00**	-	-

Including effect of acquisition & dispositions			
Total estimated exploration & development capital costs	**662,751**	552,606	113,747
Net change from previous year's estimated future development costs	**78,896**	16,637	13,160
Total estimated capital for finding & development costs	**741,647**	569,243	126,907
Additions to total proved plus probable reserves *(mboe)*	**24,338**	14,474	9,106
Finding & development costs *($/boe) Before Change in Future Development Costs*	**27.23**	38.18	12.49
Finding & development costs *($/boe)*	**30.47**	39.33	13.94
Three-year average finding & development cost *($/boe)*	**30.01**	-	-

Note: The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

2007 Outlook:

The Company is positioned to achieve its most successful operating year in its history. The 2006 Pembina drilling success was an important step towards achieving the long term vision of being a high growth exploration and production company targeting Devonian reefs. Year to date, production has increased from approximately 16,000 boe/d in January, to in excess of 18,000 boe/d in February. Current production continues to be in excess of 18,000 boe/d without contribution from the Nisku II pool. Several Pembina Nisku wells are expected to be tied-in and brought on stream prior to the end of March. Highpine is estimating an average 2007 production rate in excess of 20,000 boe/d. The production forecast remains conservative because of the possibility of production fluctuations associated with the ongoing need to monitor reservoir pressures in certain Nisku pools and/or additional downtime in major gas processing facilities, both of which may result in short-term shut-ins.

The 2007 capital expenditure program will be approximately $200 million, which includes the drilling of approximately 50 to 60 gross (42 to 50 net) wells. Approximately $150 million (75%) of the capital budget is targeted for drilling, facilities and well tie-ins in the Pembina Nisku Fairway, including the drilling of approximately 30 to 35 gross (25 to 30 net) wells that will target production from the Nisku formation. Approximately $20 million of the capital budget has been allocated for exploration and development activity in the West Central Alberta Gas Fairway and $30 million for unallocated land and seismic purchases.

In 2007 to date, 12 (8.6 net) wells were drilled resulting in 4 (4.0 net) potential Nisku oil and gas wells, 5 (2.4 net) potential gas wells, 2 (1.5 net) service wells and 1 (0.7 net) dry holes achieving a 100% success rate in production targeted wells.

Highpine has posted an updated corporate presentation on its website at www.highpineog.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) is dated and based on information at March 12, 2007. This MD&A has been prepared by management and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2006 and 2005 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

Certain information set forth in this MD&A contains forward-looking statements including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such statements may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and natural gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production of oil and natural gas and production risks associated with sour hydrocarbons, dependence on third-party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third-party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on these statements. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

This MD&A uses the terms "cash flow from operations," "cash flow", "cash flow per share," and "operating netback" which are not recognized measures under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Highpine calculates cash from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Highpine also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe (as defined below) basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited, including the Company's annual information form, is available on SEDAR at www.sedar.com and on the Company's website at www.highpineog.com.

Financial Results

Oil and Natural Gas Revenue

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
($000s)						
Crude oil and natural gas liquids (NGLs) revenue	**46,469**	36,760	26	**182,509**	97,674	87
Natural gas revenue	**20,132**	18,336	10	**65,295**	49,629	32
	66,601	55,097	21	**247,804**	147,303	68
Realized hedging gain (loss)	**727**	(1,823)	-	**4,703**	(6,613)	-
Unrealized hedging gain (loss)	**224**	955	(77)	**2,431**	944	158
Total oil and natural gas revenue	**67,552**	54,229	25	**254,938**	141,634	80

For the twelve months ended December 31, 2006, total oil and natural gas revenue rose to $254.9 million from $141.6 million in the 2005 twelve-month period. The increase was due primarily to production increases which resulted in a $116.0 million increase in revenues. Decreases in commodity prices, primarily natural gas were partially offset by the Company's commodity price risk management program.

Production

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
Daily Production						
Crude oil and NGLs *(bbls/d)*	**8,653**	5,881	47	**7,554**	3,984	90
Natural gas *(mcf/d)*	**30,221**	16,006	89	**25,350**	13,823	83
Boe/d	**13,690**	8,549	60	**11,779**	6,288	87
Production Mix						
Crude oil and NGLs	**63%**	69%	-	**64%**	63%	-
Natural gas	**37%**	31%	-	**36%**	37%	-
	100%	100%	-	**100%**	100%	-

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
(boe/d)						
Daily Production by Area						
Pembina Nisku Fairway	**9,740**	6,090	60	**8,324**	3,927	112
West Central Alberta Gas Fairway	**3,166**	1,597	98	**2,640**	1,492	77
Bantry / Retlaw	**492**	565	(13)	**475**	576	(18)
Other	**292**	297	(2)	**340**	293	16
Total	**13,690**	8,549	60	**11,779**	6,288	87

Production for the twelve months ended December 31, 2006 increased 87 percent to 11,779 boe/d from 6,288 boe/d in 2005. The acquisition of White Fire Energy Ltd. ("White Fire") contributed 600 boe/d from February 22, 2006 onward. The acquisition of Kick Energy Corporation ("Kick") added 3,600 boe/d from August 1, 2006 onwards. Additional production gains are attributable to a full year of production from the acquisition of Vaquero Energy Ltd. ("Vaquero") which was completed on May 31, 2005, bringing on new production from the Company's drilling program and property acquisitions.

The Company is estimating that bringing currently shut-in volumes on-stream and continued drilling success should result in its average 2007 production rate exceeding 20,000 boe/d.

Pricing

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
Selling Prices Before Hedges						
Crude oil and NGLs *($/bbl)*	**58.37**	67.94	(14)	**66.19**	67.16	(1)
Natural gas *($/mcf)*	**7.24**	12.45	(42)	**7.06**	9.84	(28)
Total combined *($/boe)*	**52.88**	70.06	(25)	**57.64**	64.18	(10)

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
Benchmark Prices						
WTI oil *(US$/bbl)*	**60.22**	60.05	-	**66.25**	56.61	17
US$/Cdn$ exchange rate	**0.87**	0.85	2	**0.88**	0.83	6
AECO natural gas *($/mcf)*	**6.91**	11.37	(39)	**6.51**	8.73	(34)

An increase in the WTI benchmark price for crude oil of 17 percent was offset by a stronger Canadian dollar. A 34 percent decrease in average AECO prices was the primary driver of the decrease in realized natural gas prices.

Commodity Price Risk Management

The Company enters into derivative instruments to manage its commodity price exposure. The Company does not enter into derivative instrument contracts for trading or speculative purposes.

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
Average volumes hedged *(boe/d)*	**5,500**	868	534	**4,736**	1,086	336
Percent of production hedged	**40%**	10%	300	**40%**	17%	135
Realized hedging gain (loss) *($000s)*	**727**	(1,823)	-	**4,703**	(6,613)	-
Realized hedging gain (loss) *($/boe)*	**0.58**	(2.32)	-	**1.09**	(2.88)	-

For the twelve months ended December 31, 2006, Highpine realized a $5.3 million natural gas hedging gain and a $0.6 million crude oil hedging loss.

The following contracts are outstanding at December 31, 2006:

Term	Contract	Volume	Fixed Price
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $73.00/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $73.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $74.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $75.82/bbl
Jan 07 to Dec 07	Natural Gas Swap	2,500 GJs/d	Cdn $7.55/GJ
Jan 07 to Dec 07	Natural Gas Swap	2,500 GJs/d	Cdn $7.62/GJ
Jun 06 to Mar 07	Natural Gas Collar	5,000 GJs/d	Cdn $5.40 to $12.00/GJ
Jul 06 to Mar 08	Natural Gas Collar	5,000 GJs/d	Cdn $6.00 to $11.10/GJ

As at December 31, 2006, the unrealized mark-to-market gain on outstanding crude oil contracts was $1.1 million and the unrealized mark-to-market gain on outstanding natural gas contracts was $2.1 million. The unrealized mark-to-market gain has been recorded as a current asset in the consolidated balance sheets.

Royalty Expense

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
Total royalties, net of ARTC *($000s)*	**18,635**	16,352	14	**70,529**	38,995	81
As a percent of oil and natural gas sales (before hedging)	**28%**	30%	(7)	**28%**	26%	8
$/boe	**14.80**	20.79	(29)	**16.40**	16.99	(3)

Royalty rates as a percentage of oil and natural gas sales were higher in 2006 than in 2005 due to gross overriding royalties on certain Pembina wells along with a higher proportion of the Company's production coming from Pembina which attracts higher Crown royalties.

Operating Costs

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
Operating costs *($000s)*	**13,124**	4,827	172	**36,839**	14,575	153
$/boe	**10.42**	6.14	70	**8.57**	6.35	35

For the twelve month period ended December 31, 2006, operating costs on a per boe basis increased 35 percent over 2005. The increases were a result of the Company incurring fixed costs at the Violet Grove oil battery while certain Pembina volumes were shut-in, increased costs at Pembina associated with sour oil production and higher overall processing costs on some of the Company's properties.

Transportation Costs

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
Transportation costs *($000s)*	**778**	947	(18)	**3,069**	2,439	26
$/boe	**0.62**	1.20	(48)	**0.71**	1.06	(33)

For the twelve months ended December 31, 2006, transportation costs decreased 33 percent to $0.71/boe from $1.06/boe in 2005. Transportation costs for the 2005 twelve-month period were higher as a $0.4 million sulphur trucking charge related to 2004 production was included in 2005.

Operating Netback

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
($/boe)						
Sales price before hedging	**52.88**	70.06	(25)	**57.64**	64.18	(10)
Royalties	**(14.80)**	(20.79)	(29)	**(16.40)**	(16.99)	(3)
Operating costs	**(10.42)**	(6.14)	70	**(8.57)**	(6.35)	35
Transportation costs	**(0.62)**	(1.20)	(48)	**(0.71)**	(1.06)	(33)
Netback before hedges	**27.04**	41.93	(36)	**31.96**	39.78	(20)
Realized hedging gain (loss)	**0.58**	(2.32)	-	**1.09**	(2.88)	-
Operating netback	**27.62**	39.61	(30)	**33.05**	36.90	(10)

Operating netback before realized hedging gains or losses was $31.96/boe for the twelve months ended December 31, 2006 compared to $39.78/boe in 2005. The 20 percent decrease was due to lower realized natural gas prices as well as higher operating costs.

Operating netback for the year ended December 31, 2006 was positively impacted by realized natural gas hedging gains.

General and Administrative Expenses

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
Gross expenses *($000s)*	**4,436**	2,510	77	**12,931**	7,154	81
Capitalized *($000s)*	**(1,227)**	(690)	78	**(3,249)**	(1,377)	136
Net expenses *($000s)*	**3,209**	1,820	76	**9,682**	5,777	68
$/boe	**2.55**	2.31	10	**2.25**	2.52	(11)
percent capitalized	**28%**	27%	4	**25%**	19%	32

Net expenses rose 68 percent to $9.7 million in 2006 from $5.8 million in 2005 as a result of salaries related to personnel obtained from the corporate acquisitions made during the year as well as staff increases necessary to manage the growth of the Company. At December 31, 2006, Highpine had 55 Calgary based office employees compared to 39 at December 31, 2005. On a per boe basis, general and administrative expenses decreased 11 percent to $2.25/boe in 2006 from $2.52/boe in 2005.

Stock-Based Compensation

Stock-based compensation expense totaled $5.7 million in 2006 compared to $3.2 million in 2005. The increase was primarily the result of stock options that were granted to new employees as well as to former Vaquero and White Fire employees who remained with the Company.

Interest and Finance Costs

Interest and finance costs for 2006 were $5.1 million versus $3.6 million in 2005. The 42 percent increase was due to higher average debt levels and an increase in the prime interest rate.

Depletion, Depreciation and Accretion

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
Depletion and depreciation *($000s)*	**36,682**	19,180	91	**124,627**	53,566	133
Accretion of asset retirement obligation *($000s)*	**220**	110	100	**679**	327	108
Total DD&A	**36,902**	19,290	91	**125,306**	53,893	133
DD&A rate $/boe	**29.31**	24.53	19	**29.15**	23.48	24

The depletion, depreciation, and accretion (DD&A) rate increased to $29.15/boe from $23.48/boe in 2005. The higher DD&A rate is primarily attributable to the White Fire and Kick acquisitions for which Highpine recorded a higher proportionate cost per barrel of proved reserves compared to the Company's existing properties.

Income Taxes

For the twelve months ended December 31, 2006, a future tax reduction of $8.0 million was realized due to a decrease in the Canadian federal and Alberta tax rates, which resulted in a non-recurring $9.1 million tax reduction.

Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, Highpine's management currently believes no cash income tax will be payable in 2007 or 2008.

Cash Flow and Net Earnings

	Three months ended December 31,			Twelve months ended December 31,		
	2006	2005	% Change	**2006**	2005	% Change
Cash from operations *($000s)*	**29,657**	27,957	6	**127,072**	74,550	70
Per diluted share *($)*	**0.44**	0.62	(29)	**2.17**	2.09	4
Net earnings(loss) *($000s)*	**(5,446)**	4,855	-	**6,953**	12,274	(43)
Per diluted share *($)*	**(0.08)**	0.11	-	**0.12**	0.34	(65)

For the twelve months ended December 31, 2006, cash flow increased 70 percent to $127.1 million from $74.6 million in the 2005 twelve-month period. Cash flow per diluted share increased 4 percent to $2.17 in 2006 from $2.09 in 2005.

During 2006, net earnings totaled $7.0 million, a 43 percent decrease from 2005. Net earnings for 2006 include a $9.1 million non-recurring future tax reduction realized as a result of enacted Canadian federal and Alberta tax rate reductions. Earnings were negatively impacted by higher DD&A and lower natural gas prices.

Liquidity and Capital Resources

In the third quarter of 2006 the Company increased its syndicated credit facilities to $205 million. The repayment terms of the revolving term credit facility were amended such that in the event that the term date is not extended, the balance under the facility would be repayable 365 days after the term date. As a result of the amendment, the balance outstanding under the facility has been reclassified as long-term in the consolidated balance sheet. The next term date is May 29, 2007.

At December 31, 2006, the Company had a revolving term credit facility of $205 million and a demand operating credit facility of $20 million with $138.9 million drawn against these facilities, thereby providing remaining credit capacity of $86.1 million. At December 31, 2006, the Company had a working capital deficiency of $30.7 million and net debt of $169.6 million. The ratio of December 31, 2006 net debt to 2006 cash flow was 1.33 times.

As at	December 31, 2006	December 31, 2005
($000s)		
Capitalization		
Bank debt	**138,890**	104,707
Working capital deficiency[1]	**30,680**	4,892
Net debt	**169,570**	109,599
Shares outstanding *(#)*	**67,648**	44,250
Market price at end of period *($)*	**15.70**	20.70
Market capitalization	**1,062,074**	915,975
Total capitalization	**1,231,644**	1,025,574
Net debt as a percent of total capitalization	**14%**	11%
Cash flow	**127,072**	74,550
Net debt to cash flow ratio	**1.33**	1.47

(1) Working capital excludes unrealized financial instruments.

Highpine's 2007 capital budget of $200 million is expected to be funded from the Company's existing credit facilities and cash flow from operations.

At March 12, 2007, the Company's bank debt was approximately $142 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and property dispositions, totaled $194.8 million for the twelve months ended December 31, 2006 compared to $149.9 million for 2005.

Highpine acquired White Fire in February 2006 for total consideration of $114.3 million. The Company acquired Kick in August 2006 for total consideration of $326.6 million. Both White Fire and Kick had operations focused in Highpine's Pembina Nisku fairway.

Highpine also completed property acquisitions totaling $27.5 million in 2006. The property acquisitions were in Pembina, Brazeau River and Ante Creek.

Highpine drilled 74 gross (46.7 net) wells in 2006.

	Twelve months ended December 31,		
	2006	2005	% Change
($000s)			
Land	**17,392**	42,346	(59)
Geologic and geophysical	**10,431**	14,064	(26)
Drilling and completions	**110,665**	53,233	108
Facilities and equipment	**52,649**	36,441	44
Capitalized general and administrative	**3,258**	1,202	171
Office and other	**358**	2,610	(86)
Total capital expenditures	**194,753**	149,896	30
Property acquisitions	**27,461**	4,119	567
Property dispositions	**-**	(409)	-
Corporate acquisitions [1]	**440,895**	399,415	10
Total capital expenditures and acquisitions	**663,109**	553,021	20

(1) Represents total consideration for the transactions, including fees, but is prior to the related future income tax liability and asset retirement obligation.

Shareholders' Equity

On August 1, 2006, the Company issued 14.8 million Common Shares to acquire all of the issued and outstanding shares of Kick for $283.3 million.

On February 21, 2006, the Company issued 4.1 million Common Shares to acquire all of the issued and outstanding shares of White Fire for $95.5 million.

On February 22, 2006, Highpine issued 4.3 million Common Shares at a price of $23.40 per share for gross proceeds totaling $100.6 million. Costs associated with the issuance of the Common Shares totaled $4.3 million resulting in net proceeds of $96.3 million.

Outstanding Common Shares

As at March 12, 2007, the Company had 67.7 million Common Shares outstanding and had granted options pursuant to its stock option plan to optionees to acquire a further 4.5 million Common Shares with an average exercise price of $15.31 per share.

FOURTH QUARTER REVIEW

Highpine increased its average production to 13,690 boe/d in the fourth quarter of 2006 compared to 8,549 boe/d in the fourth quarter of 2005. The increase in production is attributable to the White Fire and Kick acquisitions as well as the Company's drilling programs.

Highpine incurred $72.8 million of capital expenditures in the fourth quarter of 2006 compared to $50.8 million in the fourth quarter of 2005. Capital expenditures were focused on the Company's drilling programs and tie-ins of wells.

Highpine's cash flow per diluted share decreased 29 percent in the quarter as a result of realizing significantly lower commodity prices as well as incurring higher operating costs. Highpine incurred a net loss of $5.4 million in the fourth quarter of 2006 primarily as a result of higher DD&A expense.

Future Accounting Change

Financial Instruments

The Canadian Institute of Chartered Accountants (CICA) has issued new accounting standards, CICA Handbook section 3855, "Financial Instruments Recognition and Measurement," CICA Handbook section 1530 "Comprehensive Income," and CICA Handbook section 3865 "Hedges." The standards deal with the recognition and measurement of financial instruments and comprehensive income. The new standards are effective for fiscal years beginning on or after October 1, 2006. The Company is currently assessing the impact of these standards on its financial statements.

Critical Accounting Estimates

The preparation of the Company's financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time.

Depletion, Depreciation and Accretion

Highpine follows CICA accounting guideline AcG-16 on full cost accounting in the oil and natural gas industry to account for oil and natural gas properties. Under this method, all costs associated with the acquisition of, exploration for, and the development of crude oil and natural gas reserves are capitalized and costs associated with production are expensed. The capitalized costs are depleted using the unit-of-production method based on estimated proved reserves using management's best estimate of future prices. Reserves estimates can have a significant impact on earnings, as they are a key component in the calculation of depletion.

Asset Impairment

Producing properties and unproved properties are assessed for impairment annually, or as economic events dictate. The cash flows used in the impairment assessment require management to make estimates and assumptions as to recoverable reserves, future commodity prices and operating costs. Changes in any of the estimates or assumptions could result in an impairment of the carrying value of producing properties and unproved properties.

Asset Retirement Obligations

Asset retirement obligations require that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation. Estimates of future liabilities and cash flows are subject to uncertainty associated with the method of reclamation and remediation, environmental legislation, the timing of reclamation and remediation activities and the cost of reclamation and remediation activities.

Purchase Price Allocation

Business acquisitions are accounted for by the purchase method of accounting. Under this method, the purchase price is allocated to the assets acquired and the liabilities assumed based on the fair value at the time of acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require the most judgment and include estimates of reserves acquired, future commodity prices and discount rates. Future net earnings can be affected as a result of changes in future depletion and depreciation, asset impairment or goodwill impairment.

Goodwill Impairment

Goodwill is subject to impairment tests annually, or as economic events dictate, by comparing the fair value of the reporting entity to its carrying value, including goodwill. If the fair value of the reporting entity is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the implied value of the goodwill. The determination of fair value requires management to make assumptions and estimates about recoverable reserves, future commodity prices, operating costs, production profiles and discount rates. Changes in any of these assumptions, such as a downward revision in reserves, a decrease in future commodity prices, an increase in operating costs or an increase in discount rates could result in an impairment of all or a portion of the goodwill carrying values in future periods.

Accounting for Stock Options

The Company recognizes compensation expense on options granted pursuant to its stock option plan. Compensation expense is based on the theoretical fair value of each option at its grant date, the estimation of which requires management to make assumptions about the future volatility of the Company's stock price, future interest rates and the timing of optionee's decisions to exercise the options. The effects of a change in one or more of these variables could result in a materially different fair value.

Disclosure Controls

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation that the Company's disclosure controls and procedures were operating effectively during 2006 to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

Internal Controls Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. During 2006, the Company engaged external consultants to assist in documenting and assessing the Company's design of internal control over financial reporting. No material changes were identified in Company's internal control of financial reporting during the three months ended December 31, 2006, that had materially affected, or are reasonably likely to materially affect, the Company's internal control of financial reporting.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licenses and other consents and approvals;
- Finding and producing reserves economically;
- Production risks associated with sour hydrocarbons;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict either the nature of those requirements or the impact on the Company and its operations and financial condition.

Selected Annual Information

	2006	2005	2004
Financial			
($000s, except per share amounts)			
Total revenue[1]	254,938	141,634	41,025
Net earnings	6,953	12,274	3,177
Per share – basic	0.12	0.35	0.19
Per share – diluted	0.12	0.34	0.19
Cash flow from operations	127,072	74,550	19,773
Per share – basic	2.20	2.13	1.18
Per share – diluted	2.17	2.09	1.16
Corporate acquisitions	379,840	257,314	51,151
Capital expenditures[2]	222,214	153,606	61,133
Long-term debt	138,890	-	-

Total assets	1,392,911	753,690	163,388
Operating			
Average daily production			
Oil and NGLs *(bbls/d)*	7,554	3,984	1,578
Natural Gas *(mcf/d)*	25,350	13,823	6,423
Total *(boe/d)*	11,779	6,288	2,648

Notes:

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Summary of Quarterly Results

	2006				2005			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial								
($000s, except per share amounts)								
Total revenue[1]	**67,552**	60,205	62,765	64,416	54,229	51,495	21,817	14,093
Net earnings (loss)	**(5,446)**	514	10,594	1,291	4,855	6,683	(32)	768
Per share – basic	**(0.08)**	0.01	0.20	0.03	0.11	0.15	(0.00)	0.04
Per share – diluted	**(0.08)**	0.01	0.20	0.03	0.11	0.15	(0.00)	0.04
Cash flow from operations	**29,657**	31,165	34,704	31,546	27,957	29,796	9,856	6,941
Per share – basic	**0.44**	0.50	0.66	0.66	0.63	0.67	0.31	0.32
Per share – diluted	**0.44**	0.49	0.65	0.65	0.62	0.65	0.31	0.32
Corporate acquisitions	**-**	289,694	-	89,651	-	-	257,314	-
Capital expenditures[2]	**72,711**	56,144	46,590	46,769	50,861	48,149	19,839	34,757
Long-term debt	**138,890**	113,287	-	-	-	-	-	-
Total assets	**1,392,911**	1,361,249	920,941	910,157	753,690	715,360	677,834	198,599
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**8,653**	6,675	6,940	7,950	5,881	5,562	2,617	1,816
Natural Gas *(mcf/d)*	**30,221**	24,837	25,562	20,681	16,006	18,277	11,593	9,293
Total *(boe/d)*	**13,690**	10,814	11,201	11,397	8,549	8,608	4,549	3,365

Notes:

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

CONSOLIDATED BALANCE SHEETS

As at December 31	**2006**	2005
($000s) (unaudited)		
Assets		
Current assets		
Accounts receivable	**54,944**	40,716
Prepaid expenses and deposits	**2,928**	1,795
Financial instruments *(note 10)*	**3,194**	763
	61,066	43,274
Property, plant and equipment *(note 4)*	**972,599**	493,330
Long-term investment, at cost *(note 5)*	**1,150**	1,000
Deferred charges	**-**	251
Goodwill *(note 3)*	**358,096**	215,835
	1,392,911	753,690
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**88,552**	47,403
Bank indebtedness	**-**	104,707
	88,552	152,110
Long-term debt *(note 6)*	**138,890**	-
Future income taxes *(note 11)*	**151,802**	84,167
Asset retirement obligations *(note 7)*	**11,258**	5,898
Deferred lease inducements	**408**	492
Shareholders' equity		
Share capital *(note 8)*	**957,186**	479,496
Contributed surplus *(note 8)*	**9,962**	3,627
Retained earnings	**34,853**	27,900
	1,002,001	511,023
Commitments *(note 9)*		
	1,392,911	753,690

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	**2006**	2005
($000s, except per share amounts) (unaudited)				
Revenues				
Oil and natural gas revenues	**66,601**	55,097	**247,804**	147,303
Royalties, net of ARTC	**(18,635)**	(16,352)	**(70,529)**	(38,995)
Financial instruments				
Realized gains (losses)	**727**	(1,823)	**4,703**	(6,613)
Unrealized gains	**224**	955	**2,431**	944
	48,917	37,877	**184,409**	102,639
Interest and other income	**27**	1	**85**	7
	48,944	37,878	**184,494**	102,646
Expenses				
Operating costs	**13,124**	4,827	**36,839**	14,575
Transportation costs	**778**	947	**3,069**	2,439
General and administrative	**3,209**	1,820	**9,682**	5,777
Depletion, depreciation and accretion	**36,902**	19,290	**125,306**	53,893
Interest and finance costs	**1,615**	1,192	**5,076**	3,631
Stock-based compensation *(note 8)*	**1,333**	1,299	**5,677**	3,151
	56,961	29,375	**185,649**	83,466
Earnings (loss) before taxes	**(8,017)**	8,503	**(1,155)**	19,180
Taxes (reduction)				
Current	**-**	173	**(127)**	723
Future *(note 11)*	**(2,571)**	3,475	**(7,981)**	6,183
	(2,571)	3,648	**(8,108)**	6,906
Net earnings (loss)	**(5,446)**	4,855	**6,953**	12,274
Retained earnings, beginning of period	**40,299**	23,045	**27,900**	23,992
Stock dividend and adjustment *(note 8)*	**-**	-	**-**	(8,366)
Retained earnings, end of period	**34,853**	27,900	**34,853**	27,900
Net earnings (loss) per share *(note 8)*				
Basic	**$ (0.08)**	$ 0.11	**$ 0.12**	$ 0.35
Diluted	**$ (0.08)**	$ 0.11	**$ 0.12**	$ 0.34

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	**2006**	2005
($000s) (unaudited)				
Cash provided by (used in):				
Operating Activities				
Net earnings (loss)	**(5,446)**	4,855	**6,953**	12,274
Items not involving cash:				
Depletion, depreciation and accretion	**36,902**	19,290	**125,306**	53,893
Future income taxes (reduction)	**(2,571)**	3,475	**(7,981)**	6,183
Stock-based compensation	**1,333**	1,299	**5,677**	3,151
Unrealized (gains) on financial instruments	**(224)**	(955)	**(2,431)**	(944)
Abandonment expenditures	**(316)**	-	**(368)**	-
Amortization of deferred lease inducements	**(21)**	(7)	**(84)**	(7)
	29,657	27,957	**127,072**	74,550
Change in non-cash operating working capital	**9,452**	11,488	**(18,018)**	(18,017)
	39,109	39,445	**109,054**	56,533
Financing Activities				
Common shares issued for cash	**-**	-	**100,620**	72,000
Share issue costs	**-**	-	**(4,606)**	(4,811)
Proceeds on exercise of stock options	**52**	72	**1,202**	176
Increase in bank debt	**25,603**	15,039	**4,618**	32,857
	25,655	15,111	**101,834**	100,222
Investing Activities				
Property, plant and equipment additions	**(72,806)**	(46,669)	**(194,753)**	(149,896)
Property acquisitions	**95**	(4,119)	**(27,461)**	(4,119)
Purchase of investments	**-**	-	**(150)**	-
Net cash paid on business combination *(note 3)*	**-**	-	**(1,091)**	(429)
Proceeds on the disposition of property, plant and equipment	**-**	(73)	**-**	409
Deferred lease inducements	**-**	581	**-**	581
Deferred charges	**-**	(251)	**251**	(251)
Change in non-cash investing working capital	**7,947**	(4,025)	**12,316**	(3,050)
	(64,764)	(54,556)	**(210,888)**	(156,755)
Change in cash	**-**	-	**-**	-
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**-**	-	**-**	-
Cash interest paid	**1,429**	1,124	**4,865**	3,070
Cash taxes paid	**-**	138	**263**	494

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Twelve months ended December 31, 2006 and 2005
(unaudited) (tabular amounts in thousands of dollars, unless otherwise noted)

1. Description of Business

Highpine Oil & Gas Limited (the "Company") was incorporated under the laws of the Province of Alberta on April 2, 1998. The Company is engaged in the exploration for, and the development and production of crude oil, natural gas and natural gas liquids in Western Canada.

2. Significant Accounting Policies

a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.

b) Property, plant and equipment

The Company follows the full cost method of accounting for exploration and development expenditures wherein all costs related to the exploration for and the development of oil and natural gas reserves are capitalized and accumulated in one cost centre. These costs include lease acquisition costs, geological and geophysical expenses, carrying charges of unproved properties, costs of drilling and completing wells and oil and natural gas production equipment.

Proceeds received from the disposal of properties are normally credited against accumulated costs unless this would result in a significant change in the depletion rate of more than 20 percent, in which case a gain or loss is computed and reflected in the consolidated statement of earnings.

Depletion, depreciation and amortization

Depletion of exploration and development costs and depreciation of production equipment are provided on the unit-of-production method based upon estimated proved oil and natural gas reserves before royalties in each cost centre as determined by independent engineers. For purposes of this calculation, reserves and production of natural gas are converted to common units based on their approximate relative energy content. The cost of acquiring and evaluating unproved properties is initially excluded from the depletion calculation. These properties are assessed periodically for impairment. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.
Office furniture, equipment and computers are depreciated on a declining balance basis at 20 percent per year. Leasehold improvements are amortized on a straight line basis over the lease term. Buildings are amortized on a straight line basis over 20 years. Land is not depreciated.

Ceiling test

The Company places a limit on the carrying value of property, plant and equipment which may be depleted against revenues of future periods (the "ceiling test"). The ceiling test is an impairment test whereby the carrying amount of property, plant and equipment is compared to the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties. If the carrying amount exceeds the undiscounted cash flows, an impairment loss would be determined by comparing the carrying amount to the sum of the net present value of future pre-tax cash flows from proved plus probable reserves and the lower of cost or market value of the Company's unproved properties. The impairment loss would be recorded in earnings.

c) Asset retirement obligations

The Company recognizes the fair value of an Asset Retirement Obligation (ARO) in the period in which it is incurred. The fair value of the estimated ARO is recorded as a liability on a discounted basis, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted using the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to earnings in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Goodwill

The Company records goodwill when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is not

amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the segment is compared to its fair value. When the fair value of the segment exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the Company's goodwill exceeds its fair value, in which case the implied fair value of the Company's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of the goodwill is determined in a business combination using the fair value of the Company as if it were the purchase price. When the carrying amount of the Company's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

e) Revenue recognition

Revenues from the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer.

f) Long-term investment

The Company's long-term investment is accounted for by the cost method (see note 5). The net income of this company is reflected in the determination of the net earnings of the Company only to the extent of dividends received.

The carrying value of the Company's long-term investment is periodically reviewed by management to determine if the facts and circumstances suggest that the investment may be impaired. Any impairment identified through this assessment would result in a write-down of the investment and a corresponding charge to earnings.

g) Financial instruments

The Company may enter into derivative instrument contracts to manage its commodity price exposure. The Company does not enter into derivative instrument contracts for trading or speculative purposes. When the Company enters into a hedge, it formally assesses both at the hedge's inception and on an ongoing basis whether the hedge is highly effective in offsetting charges in cash flows of the hedged item. Financial instruments that are considered highly effective are not recognized on the balance sheet and realized gains and losses are recognized in revenues in the same period in which the revenues associated with the hedged transactions are recorded. Financial instruments that do not qualify as effective hedges for accounting purposes or were not designated as effective hedges at inception are recorded on a mark-to-market basis with the resulting gains or losses taken into earnings.

h) Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on the differences between the carrying amount of assets and liabilities in the consolidated balance sheet and their tax basis using income tax rates substantively enacted at the balance sheet date. The effect of a change in rates on future income tax liabilities and assets is recognized in the period in which the change occurs.

i) Stock-based compensation plans

The Company has a stock option plan. The Company records compensation expense using the fair value method. Under the fair value method, a compensation cost is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration received together with the amount previously recorded in contributed surplus is recorded as an increase to share capital.

The Company has a deferred share unit plan. The Company accrues a liability equal to the closing price of the Company's class A common shares ("Common Shares") for each unit issued under the plan.

j) Flow-through shares

The tax attributes of expenditures financed by the issuance of flow-through shares are renounced to investors in accordance with income tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by a corresponding amount.

k) Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents and therefore classifies them with cash.

l) Earnings per share

Basic earnings per Common Share are computed by dividing earnings by the weighted average number of Common Shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue Common Shares were exercised or converted to Common Shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase Common Shares at the average market price for the reporting period.

m) Joint interests

Substantially all of the Company's exploration and development activities are conducted jointly with others. Accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

n) Measurement uncertainty

The amounts recorded for the depletion and depreciation of oil and natural gas properties and for the determination of asset retirement obligations are based on estimates. The ceiling test calculation and the goodwill impairment test are based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effects of changes in such estimates in future years on financial statements could be significant.

o) Deferred lease inducements

Deferred lease inducements are accounted for as a reduction of rent expense over the term of the lease.

3. Acquisitions

On August 1, 2006, Highpine acquired Kick Energy Corporation ("Kick") for consideration of 14.8 million Common Shares at $283.3 million. Kick was a publicly traded oil and natural gas exploration and production company active in the Western Canada Sedimentary Basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment (including unproved properties totaling $27,092 and seismic totaling $5,477)	$	289,694
Goodwill		106,215
Working capital (deficiency)		(17,680)
Bank indebtedness		(25,095)
Asset retirement obligations		(2,835)
Future income taxes		(66,466)
	$	283,833
Consideration		
Acquisition costs	$	564
Class A common shares issued		283,269
	$	283,833

On February 21, 2006, Highpine acquired White Fire Energy Ltd. ("White Fire") for consideration of 4.1 million Common Shares at $95.5 million. White Fire was a publicly traded oil and natural gas exploration and production company active in the Western Canada Sedimentary Basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment (including unproved properties totaling $25,800)	$	89,651
Goodwill		36,046
Working capital (deficiency)		(13,810)
Bank indebtedness		(4,470)
Asset retirement obligations		(1,145)
Future income taxes		(10,265)
	$	96,007
Consideration		
Acquisition costs	$	527
Class A common shares issued		95,480
	$	96,007

On May 31, 2005, the Company acquired Vaquero Energy Ltd. ("Vaquero") for consideration of 19.5 million Common Shares at $350.9 million. Vaquero was a publicly traded oil and natural gas exploration and production company active in the Western Canada sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment (including unproved properties totalling $78,657)	$	257,314
Goodwill		201,754
Working capital (deficiency)		(11,062)
Bank indebtedness		(37,028)
Asset retirement obligations		(1,903)
Financial instruments		(181)
Future income taxes		(57,569)
	$	351,325
Consideration		
Acquisition costs	$	429
Class A common shares issued		350,896
	$	351,325

4. Property, Plant and Equipment

2006	Cost	Accumulated depletion and depreciation	Net book value
Petroleum and natural gas properties	$ 1,169,995	$ 200,211	$ 969,784
Land, buildings and leaseholds	2,389	219	2,170
Office equipment and computers	1,002	357	645
	$ 1,173,386	$ 200,787	$ 972,599
2005			
Petroleum and natural gas properties	$ 566,538	$ 75,869	$ 490,669
Land, buildings and leaseholds	2,358	41	2,317
Office equipment and computers	594	250	344
	$ 569,490	$ 76,160	$ 493,330

At December 31, 2006, approximately $152.2 million (December 31, 2005 – $112.4 million) of unproved property costs and unevaluated seismic costs were excluded from the depletion calculation. Future development costs of $56.4 million (December 31, 2005 – $13.3 million) were included in the depletion calculation. Salvage value of $23.9 million (December 31, 2005 – $nil) was excluded from the depletion calculation. During the twelve months ended December 31, 2006, general and administrative expenses of $4.1 million (December 31, 2005 – $1.4 million) were capitalized, including stock-based compensation of $0.9 million.

The Company performed a ceiling test at December 31, 2006 to assess the recoverable value of property, plant and equipment and other assets. The future oil and natural gas future prices are based on the commodity price forecast of the Company's independent reserve evaluators.

The following table summarizes the benchmark prices used in the ceiling test calculation. The Canadian dollar prices have been adjusted for commodity quality differentials specific to the Company.

	Oil ($/bbl)	Natural Gas ($/mcf)	Condensate ($/bbl)	NGLs $/bbl)
2007	$ 63.88	$ 7.77	$ 61.76	$ 47.85
2008	62.84	8.41	60.69	46.97
2009	62.76	8.37	60.65	46.94
2010	60.50	8.34	58.55	45.30
2011	58.12	8.49	56.48	43.68
2012 and thereafter	61.70	9.23	61.13	47.68

Prices after 2011 escalate at approximately 1% to 2% per annum

5. Long-Term Investment

At December 31, 2006 the Company's long-term investment of $1.2 million was comprised of 1,080,000 common shares of In Depth Resources Ltd., a privately held oil and natural gas company in which the Chairman of the Company is a director. The investment represents approximately 10 percent of the outstanding common shares of In Depth Resources Ltd. The Company has a right of first refusal to participate in certain prospects generated by In Depth Resources Ltd.

6. Long-Term Debt

At December 31, 2006, the Company had available a $205 million revolving term credit facility with a syndicate of Canadian financial institutions and a $20 million demand operating credit facility with its primary financial institution.

The revolving term credit facility has a 364-day extendable revolving period plus a one-year maturity. The term date of the revolving term credit facility is May 29, 2007. In the event that the term date of May 29, 2007 is not extended, the balance under the facility will be repayable on May 28, 2008. The revolving term credit facility

bears interest within a range of the lenders' prime rate to prime plus 0.25 percent depending on financial ratios of the Company. The demand operating facility bears interest at the lenders' prime rate.

The lenders review the credit facilities semi-annually. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

Interest expense includes $5.0 million (2005 - $3.6 million) in respect of debt initially incurred for a period exceeding one year.

7. Asset Retirement Obligations

At December 31, 2006, the estimated total undiscounted cash flows required to settle asset retirement obligations were $17.9 million (December 31, 2005 – $10.0 million). Expenditures to settle asset retirement obligations will be incurred between 2007 and 2027. Estimated cash flows have been discounted using an annual credit-adjusted risk-free interest rate of 8.0 percent per annum and have been inflated using an inflation rate of 2.0 percent per annum.

Changes to asset retirement obligations were as follows:

	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
Asset retirement obligations, beginning of period	**5,898**	1,974
Liabilities acquired	**3,980**	1,903
Liabilities incurred	**1,069**	1,694
Liabilities settled	**(368)**	-
Accretion expense	**679**	327
Asset retirement obligations, end of period	**11,258**	5,898

8. Share Capital

(a) Authorized:

(i) an unlimited number of Class A common shares without par value; and

(ii) an unlimited number of Class B common shares without par value issuable in series. The Class B common shares are non-voting and are not entitled to the receipt of dividends.

	Twelve months ended December 31, 2006		Twelve months ended December 31, 2005	
	Shares	Amount	Shares	Amount
	(thousands)	*($thousands)*	*(thousands)*	*($thousands)*
Class A common shares				
Balance, beginning of period	**44,250**	**479,496**	15,208	24,247
Issued to acquire Vaquero *(note 3)*	-	-	19,494	350,896
Issued to acquire White Fire *(note 3)*	**4,089**	**95,480**	-	-
Issued to acquire Kick *(note 3)*	**14,831**	**283,269**	-	-
Issued for cash	**4,300**	**100,620**	4,000	72,000
Conversion of Class B shares	-	-	1,271	1
Special warrants exercised	-	-	3,300	28,582
Stock dividend and adjustment	-	-	930	8,366
Flow-through shares renounced	-	-	-	(1,613)
Stock options exercised	**178**	**1,202**	47	176
Contributed surplus transferred on exercise of stock options	-	**225**	-	35
Share issue costs less tax effect of (2006 - $1,500; 2005 - $1,617)	-	**(3,106)**	-	(3,194)

Balance, end of period	**67,648**	**957,186**	44,250	479,496
Class B common shares:				
Balance, beginning of period	-	-	1,271	1
Conversion of class B shares	-	-	(1,271)	(1)
Balance, end of period	-	-	-	-
Special warrants:				
Balance, beginning of period	-	-	3,300	28,582
Exercised	-	-	(3,300)	(28,582)
Balance, end of period	-	-	-	-
Total		**957,186**		479,496

On August 1, 2006, the Company issued 14.8 million Common Shares to acquire all of the issued and outstanding shares of Kick for $283.3 million.

On February 21, 2006, the Company issued 4.1 million Common Shares to acquire all of the issued and outstanding shares of White Fire for $95.5 million.

On February 22, 2006, the Company issued 4.3 million Common Shares at a price of $23.40 per share for gross proceeds totalling $100.6 million. Costs associated with the issuance of the Common Shares totalled $4.3 million resulting in net proceeds of $96.3 million.

On May 31, 2005, the Company issued 19.5 million Common Shares to acquire all of the issued and outstanding shares of Vaquero.

On April 5, 2005, 4.0 million Common Shares of the Company were issued pursuant to the Company's initial public offering. Costs associated with the initial public offering totalled approximately $4.8 million.

On March 31, 2005, 3.5 million Common Shares of the Company were issued upon the exercise of the special warrants.

On February 15, 2005, the Company declared a stock dividend in the amount of $7.0 million which resulted in 0.047 of a Common Share being issued for each issued and outstanding Common Share. In accordance with the terms of the issued and outstanding special warrants of the Company the stock dividend resulted in an additional 0.2 million Common Shares being issuable upon exercise of the outstanding special warrants.

On February 3, 2005, the Company filed Articles of Amendment to amend the provisions of the series 1 class B shares and as such, the series 1 class B shares were automatically converted into Common Shares on February 4, 2005.

Per Share Amounts

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	**2006**	2005
	(thousands)	*(thousands)*	***(thousands)***	*(thousands)*
Weighted average number of Common Shares outstanding				
Basic	**67,643**	44,239	**57,744**	35,051
Dilutive effect of stock options	-	667	**930**	667
Diluted	**67,643**	44,906	**58,674**	35,718

Anti-dilutive options excluded from the calculation of diluted earnings per share were 3.2 million (2005 – 232,000).

Stock Options

The Company has a stock option plan pursuant to which options to purchase Common Shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

A summary of changes is as follows:

	Twelve months ended December 31, 2006		Twelve months ended December 31, 2005	
	Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(thousands)	*($/share)*	*(thousands)*	*($/share)*
Balance, beginning of period	**3,652**	**13.06**	1,542	5.26
Granted	**2,016**	**20.42**	2,308	18.96
Exercised	**(178)**	**(6.75)**	(47)	(3.89)
Cancelled	**(413)**	**(18.06)**	(224)	(17.00)
Stock dividend adjustment	**-**	**-**	73	-
Balance, end of period	**5,077**	**15.80**	3,652	13.06
Exercisable, end of period	**1,271**	**9.44**	556	4.33

8. Share Capital (continued)

Details of the exercise prices and expiry dates of options outstanding at December 31, 2006 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise price	Common Shares Issuable	Weighted Average Years to Expiry	Weighted Average Exercise Price	Common Shares Issuable	Weighted Average Exercise Price
	(thousands)	*(years)*	*($/share)*	*(thousands)*	*($/share)*
$2.60 - $5.00	1,023	2.74	$ 3.68	676	$ 3.43
$8.10 - $14.00	463	4.00	$ 10.32	191	$ 9.55
$16.35 - $23.25	3,591	4.97	$ 19.96	404	$ 19.43
	5,077	4.43	$ 15.80	1,271	$ 9.44

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions.

	2006	2005
Weighted average expected volatility (%)	**34**	45
Risk-free rate of return (%)	**4.9**	4.5
Expected option life (years)	**4**	4
Weighted average fair value ($/share)	**7.39**	7.43

The Company does not anticipate paying any dividends during the expected life of the options.

Contributed Surplus

	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
Balance, beginning of period	**3,627**	511
Stock-based compensation expense, net of recovery	**5,677**	3,151
Capitalized stock-based compensation expense	**883**	-
Transferred to share capital on exercise of stock options	**(225)**	(35)
Balance, end of period	**9,962**	3,627

Deferred Share Units Plan

In 2006, the Company implemented a deferred share unit (DSU) plan for outside directors. Under the terms of the plan, DSUs awarded will vest immediately and will be settled with cash in the amount equal to the closing price of the Company's Common Shares on the date the director specifies upon tendering their resignation from the Board.

The Company has recorded $137,000 of expense in the year relating to DSUs and there are 8,800 DSUs outstanding at year-end.

9. Commitments

The Company is committed to operating leases for office space and equipment annually as follows:

2007	$	1,309
2008		1,247
2009		1,243
2010		1,212
2011		1,212
Thereafter		1,112

10. Financial Instruments

a) Commodity Price Risk Management

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. The derivative instruments have been accounted for as an asset on the consolidated balance sheets based on their fair value. The following commodity price risk management agreements were in place as at December 31, 2006.

Financial WTI Crude Oil Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at December 31, 2006
		(bbls/d)	*($/bbl)*	*(CDN $000s)*
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	643
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	1,206
Jan 07 to Dec 07	Swap	500	Cdn $73.00	(419)
Jan 07 to Dec 07	Swap	500	Cdn $73.70	(295)
Jan 07 to Dec 07	Swap	500	Cdn $74.70	(116)
Jan 07 to Dec 07	Swap	500	Cdn $75.82	83

Financial AECO Natural Gas Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at December 31, 2006
		(GJs/d)	*($/GJ)*	*(CDN $000s)*
Jun 06 to Mar 07	Collar	5,000	Cdn $5.40 to $12.00	36
Jul 06 to Mar 08	Collar	5,000	Cdn $6.00 to $11.10	481
Jan 07 to Dec 07	Swap	2,500	Cdn $7.55	756
Jan 07 to Dec 07	Swap	2,500	Cdn $7.62	819

Subsequent to December 31, 2006, the Company entered into the following financial AECO natural gas contracts:

Term	Contract	Volume *(GJs/d)*	Fixed Price *($/GJ)*
Feb 07 to Mar 08	Swap	1,250	Cdn $7.68
Feb 07 to Mar 08	Swap	1,250	Cdn $7.70

b) Credit Risk

A substantial portion of the Company's accounts receivable are with customers and joint venture partners in the oil and natural gas industry and are subject to normal industry credit risks.

c) Fair Value

The carrying values of the Company's financial assets and liabilities, with the exception of the Company's long-term investment (note 5), approximated their fair values as at December 31, 2006 and 2005. The fair value of the Company's long-term investment was considered undeterminable due to the inability to apply a valuation method or obtain market prices.

d) Interest Rate Risk

The Company is exposed to interest rate risk on debt instruments to the extent of changes in the prime rate.

e) Foreign Currency Exchange Risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar-denominated prices.

11. Income Taxes

The provision for income taxes differs from the result that would be obtained by applying the combined Canadian federal and provincial income tax rate of 34.50 percent (2005 – 37.62 percent) to earnings (loss) before taxes. The difference results from the following:

	2006	2005
Statutory income tax rate	**34.50%**	37.62%
Computed expected income taxes (reduction)	**$ (397)**	$ 7,216
Add (deduct)		
Non-deductible Crown payments, net of Alberta Royalty Tax Credits	**4**	5,326
Resource allowance	**(222)**	(4,466)
Large corporation tax	**(127)**	723
Stock based compensation	**1,958**	1,185
Effect of change in tax rate and other	**(9,324)**	(3,085)
	$ (8,108)	$ 6,906

The components of the future income tax liability at December 31, 2006 and 2005 are as follows:

	2006	2005
Property, plant and equipment	$ 133,018	$ 68,203
Partnership deferral	39,770	28,182
Asset retirement obligations	(3,419)	(1,983)
Attributed royalty income deductible for provincial taxes	(3,678)	(2,074)
Share issue costs	(2,710)	(2,758)
Loss carryforward	(12,186)	(5,700)
Financial instruments	970	257
Long-term investments	37	40
Future income tax liability	$ 151,802	$ 84,167

The provision for future income taxes for the twelve months ended December 31, 2006 was reduced by $9.1 million due to the substantively enacted reduction in Canadian federal and Alberta provincial corporate income tax rates. The reduction was recorded in the second quarter of 2006.

12. Comparative Balances

Certain of the comparative balances have been reclassified to conform to the current period's presentation.

Message from Management:

Highpine thanks its shareholders for their patience and support as it overcomes the challenges associated with developing one of the extraordinary plays in western Canada. The Company is well positioned to realize superior economic growth potential from the Pembina Nisku Fairway due to the infrastructure base and operations team which it established during 2006.

Shareholders are invited to attend the Annual General Meeting of Shareholders on Wednesday, May 9, 2007 in the Grand Lecture Theatre of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary, Alberta, commencing at 10:00 a.m. (MDT).

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The aggregate of the exploration and development costs incurred in the Company's financial year ended December 31, 2006 and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

Statements in this news release contain forward-looking information including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates,

health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The terms Cash flow from operations "cash flow", and "cash flow per share" and "operating netbacks" are not recognized measures under GAAP. Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Highpine calculates cash from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Highpine also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe (as defined below) basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the Pembina Nisku and West Central Alberta Gas Fairways, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

Greg Baum, President and Chief Operating Officer
Bob Rosine, Executive Vice President, Corporate Development
Harry Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES
FILING OF ANNUAL INFORMATION FORM

Calgary, Alberta, March 30, 2007 – Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") has filed its annual information form for the year ended December 31, 2006, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101. Copies of this document may be obtained via the SEDAR website at www.sedar.com or Highpine's website at www.highpineog.com.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the Pembina Nisku and West Central Alberta Gas Fairways, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

Greg Baum, President and Chief Operating Officer
Bob Rosine, Executive Vice President, Corporate Development
Harry Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED
PROVIDES PRODUCTION UPDATE

Calgary, Alberta, April 10, 2007 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to provide a first quarter production update.

Highpine's average production for the first quarter of 2007 exceeded 17,000 boe/d.

Highpine's March 2007 production averaged approximately 18,000 boe/d. The March volumes did not include any production from the Dominion operated Pembina Nisku "II" pool which was shut in during the month to rebuild reservoir pressure and were also further reduced by a short term failure of a non-operated gas plant injection well which is now repaired.

On April 10, 2007, the Nisku "WW" pool was temporarily shut-in to allow reservoir pressure to build above the AEUB assigned minimum operating pressure ("MOP") for the pool. Despite Highpine replacing its voidage in the "WW" pool, the reservoir pressure dropped below the MOP as voidage from another operator's offsetting production in the pool was not replaced.

Highpine's current production remains in excess of 17,000 boe/d without any contribution from the Nisku "II" and "WW" pools.

Highpine is placing new Nisku production on stream at this time. In addition, the Nisku "II" pool and Highpine's approximate 1,500 boe/d of working interest production therefrom, curtailed on March 1, 2007, is scheduled to re-commence production next week. Additional water source and injection capacity have been added to the Nisku "II" pool which will reduce the likelihood of future shut-ins.

Highpine continues to estimate an average 2007 production rate in excess of 20,000 boe/d, notwithstanding production fluctuations which may be experienced by Highpine's Nisku pools during the year.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this news release contain forward-looking information including expectations of future production, plans for and results of exploration and development activities and other operational developments. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those

predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

For further information, please contact:

Greg Baum, President and Chief Operating Officer
Bob Rosine, Executive Vice President, Corporate Development
Harry Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES FIRST QUARTER 2007 FINANCIAL AND OPERATIONAL RESULTS AND PROVIDES OPERATIONS UPDATE

Calgary, Alberta, May 8, 2007 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce its financial and operational results for the first quarter ended March 31, 2007 and provide a second quarter operations update:

First Quarter Highlights:

- Total revenue before hedging increased 47% to \$90.8 million from \$61.8 million in the first quarter of 2006.
- Cash flow from operations increased 41% to \$44.6 million from \$31.5 million in the same period in 2006. Cash flow per diluted share was \$0.66 in the first quarter of 2007.
- Average daily production increased 52% to 17,375 boe/d from 11,397 boe/d in the same period in 2006 and increased 27% from 13,690 boe/d in the fourth quarter of 2006. Production during the first week of May 2007 averaged approximately 18,000 boe/d, without any contribution from the Nisku "WW" pool. In addition, there remains several other Nisku oil and gas well tie-ins to be completed in the second quarter.
- Drilled 16 gross (11.4 net) wells in the first quarter, resulting in a 79% success rate in drilled wells. Results include 5 gross (4.4 net) potential Nisku producing wells, 6 gross (2.9 net) gas wells, 2 gross (1.7 net) service wells and 3 gross (2.4 net) dry holes.

Second Quarter Update:

- On April 21, 2007 Highpine re-commenced oil production from the Nisku "II" Pool. This pool was shut-in on March 1, 2007 in order to allow water injection to re-pressurize the reservoir above the EUB assigned minimum operating pressure or "MOP".
- Negotiating with an offset producer in the Nisku "SS" and "WW" pools which would allow water injection to re-commence in the two pools. It is anticipated the "WW" pool will re-commence production in July 2007. Additional water source and injection capacity has been added to the Nisku "WW" Pool which should reduce the likelihood of further shut-ins.
- Hired Jim Broughton as Vice President, Exploitation. Jim's extensive knowledge and experience in the Pembina Nisku trend will strengthen Highpine's management team and the Company's ability to execute its Pembina Nisku business plan.
- Increased bank credit facility to \$250 million with a syndication of bank lenders.

Operations:

- Production averaged 17,375 boe/d, comprised of 10,750 bbls/d of oil and natural gas liquids and 39.7 mmcf/d of natural gas. Production in the first quarter was impacted by the March shut-in of the Nisku "II" pool, representing approximately 1,500 boe/d of working interest volumes. The Nisku "II" pool re-commenced production on April 21, 2007.

- The tie-in of behind-pipe production volumes and the management of the Nisku reservoir were high priorities in the first quarter. Approximately 10 Nisku oil and gas well tie-ins were completed during the first quarter and 9 Nisku oil and gas well tie-ins remain to be completed during the second quarter. Water injection commenced in the Nisku "WW" and "ZZ" pools, increasing to 9 the total number of pressure maintenance schemes with which Highpine is involved, 7 of which are operated. The Wabamun formation has proven to be a very effective source of water for injection in these schemes.

Drilling:

- Highpine participated in the drilling of 16 gross (11.4 net) wells in the first quarter of 2007. Results consist of 11 gross (7.3 net) oil and gas wells, 2 gross (1.7 net) service wells and 3 gross (2.4 net) dry holes for an overall success rate of 79% in drilled wells, that targeted oil and gas prospects. In Pembina Nisku, 5 gross (4.4 net) wells were cased as potential oil and gas producers. The 3 gross (2.4 net) dry holes were also in the Pembina Nisku. Notable gas wells drilled included successful wells in Edson and Ante Creek.

Exploration:

- Highpine expanded its 3 dimensional seismic data base ("3D") and its undeveloped land holdings in the first quarter. The Company shot a 100 square mile 3D survey on the northeast part of the Pembina Nisku trend, following which it acquired additional highly prospective acreage. The Company's undeveloped land base now stands at 336,000 net acres, of which 176,000 net acres are in West Pembina. Additional Nisku drilling locations were added to the Company's inventory as a result of the acquired undeveloped lands.

Production Outlook:

- Highpine continues to estimate an average 2007 production rate in excess of 20,000 boe/d.

Financial and Operating Results:

	Three months ended March 31,		
	2007	2006	% Change
($000s, except per share and share numbers)			
Financial			
Total revenue(1)	**85,911**	64,416	33
Cash from operations(2)	**44,630**	31,546	41
Per share – diluted	**0.66**	0.65	2
Net earnings (loss)	**(6,406)**	1,291	-
Per share – diluted	**(0.09)**	0.03	-
Net debt(3)	**201,102**	46,249	335
Total assets	**1,421,510**	910,157	56
Corporate acquisitions(4)	**-**	89,651	(100)
Capital expenditures(5)	**75,822**	46,769	62
Total shares outstanding *(#)*	**67,661**	52,772	28
Weighted average shares outstanding *(#)*			
Basic	**67,657**	47,796	42
Diluted	**67,657**	48,217	40
Operating			
Average daily production			
Crude oil and NGLs *(bbls/d)*	**10,750**	7,950	35
Natural gas *(mcf/d)*	**39,749**	20,681	92
Total *(boe/d)*	**17,375**	11,397	52
Average selling prices(6)			
Crude oil and NGLs *($/bbl)*	**63.39**	64.80	(2)
Natural gas *($/mcf)*	**8.22**	8.29	(1)
Total *($/boe)*	**58.04**	60.26	(4)
Wells drilled – gross (net) *(#)*			
Oil	**2(1.4)**	3(1.8)	-
Natural Gas	**9(5.9)**	19(10.0)	-
Abandoned / other	**5(4.1)**	6(2.9)	-
Total	**16(11.4)**	28(14.7)	-
Drilling success rate *(%)*	**79**	80	-
Operating netback *($/boe)*			
Oil and natural gas sales	**58.04**	60.26	(4)
Royalties	**(17.09)**	(19.49)	(12)
Operating costs	**(9.19)**	(6.72)	37
Transportation costs	**(1.02)**	(0.50)	104
Realized hedging gain	**1.15**	0.46	150
Operating netback	**31.89**	34.01	(6)

Notes:
(1) Total revenue includes realized and unrealized hedging losses and gains.
(2) Cash from operations is calculated as cash flow from operating activities before the change in non-cash working capital and abandonment expenditures.
(3) Net debt includes working capital excluding unrealized financial instruments.
(4) Corporate acquisitions only include the amounts allocated to property, plant and equipment.
(5) Capital expenditures are presented net of proceeds of disposals.
(6) The average selling prices reported are before hedging activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) is dated and based on information at May 8, 2007. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2007 and audited consolidated financial statements for the years ended December 31, 2006 and 2005 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

Certain information set forth in this MD&A contains forward-looking statements including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such statements may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and natural gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production of oil and natural gas and production risks associated with sour hydrocarbons, dependence on third-party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third-party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on these statements. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

This MD&A uses the terms "cash flow from operations," "cash flow" and "cash flow per share," which are not recognized measures under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it demonstrates Highpine's ability to generate cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Highpine calculates cash from operations as cash from operating activities before the change in non-cash working capital related to operating activities and abandonment expenditures.

The following table reconciles the cash flow from operating activities to cash from operations:

	Three months ended March 31,	
	2007	2006
($000s)		
Cash flow from operating activities	**45,745**	15,425
Change in non-cash operating working capital	**(1,631)**	16,121
Abandonment expenditures	**516**	-
Cash from operations	**44,630**	31,546

Highpine also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited, including the Company's annual information form, is available on SEDAR at www.sedar.com and on the Company's website at www.highpineog.com.

Financial Results

Oil and Natural Gas Revenue

	Three months ended March 31,		
	2007	2006	% Change
($000s)			
Crude oil and natural gas liquids (NGLs) revenue	**61,335**	46,368	32
Natural gas revenue	**29,416**	15,438	91
	90,751	61,806	47
Realized hedging gain	**1,795**	468	284
Unrealized hedging gain (loss)	**(6,635)**	2,142	-
Total oil and natural gas revenue	**85,911**	64,416	33

For the three months ended March 31, 2007, total oil and natural gas revenue increased to $85.9 million from $64.4 million for the three months ended March 31, 2006 due to production volume increases generated in the quarter. An unrealized hedging loss of $6.6 million was recorded in the first quarter of 2007.

Production

	Three months ended March 31,		
	2007	2006	% Change
Daily Production			
Crude oil and NGLs *(bbls/d)*	**10,750**	7,950	35
Natural gas *(mcf/d)*	**39,749**	20,681	92
Boe/d	**17,375**	11,397	52
Production Mix			
Crude oil and NGLs	**62%**	70%	-
Natural gas	**38%**	30%	-
	100%	100%	-

	Three months ended March 31,		
	2007	2006	% Change
(boe/d)			
Daily Production by Area			
Pembina Nisku Fairway	**13,164**	8,486	55
West Central Alberta Gas Fairway	**3,335**	2,030	64
Bantry / Retlaw	**588**	495	19
Other	**288**	386	(25)
Total	**17,375**	11,397	52

Production for the three months ended March 31, 2007 increased 52 percent to 17,375 boe/d from 11,397 boe/d for the three months ended March 31, 2006. The increase is attributable to production from the acquisition of Kick Energy Corporation ("Kick") on August 1, 2006 and new production from the Company's drilling program.

The Company estimates that bringing currently shut-in volumes on-stream and drilling success should result in 2007 average production exceeding 20,000 boe/d.

Pricing

	Three months ended March 31,		
	2007	2006	% Change
Selling Prices Before Hedges			
Crude oil and NGLs *($/bbl)*	**63.39**	64.80	(2)
Natural gas *($/mcf)*	**8.22**	8.29	(1)
Total combined *($/boe)*	**58.04**	60.26	(4)

	Three months ended March 31,		
	2007	2006	% Change
Benchmark Prices			
WTI oil *(US$/bbl)*	**57.87**	63.35	(9)
US$/Cdn$ exchange rate	**0.85**	0.87	(2)
AECO natural gas *($/mcf)*	**7.39**	7.50	(1)

A decrease in the WTI benchmark price for crude oil of 9 percent was offset by a weaker Canadian dollar. Average AECO prices were largely flat from the first quarter of 2006 to the first quarter of 2007.

Commodity Price Risk Management

Highpine's ability to execute its business strategy is dependent on generating cash flow that can be reinvested into its capital program. Highpine utilizes financial and physical commodity price hedges to protect cash flow against commodity price volatility. Highpine may enter into commodity price hedges to a maximum of 50 percent of budgeted production.

Three months ended March 31,		**2007**		2006
	Crude Oil & NGLs (bbl)	**Natural Gas (mcf)**	**Total (boe)**	Total (boe)
Average volumes hedged (per day)	**5,500**	**16,667**	**8,278**	3,833
Percent of production hedged	**51%**	**42%**	**48%**	34%
Realized hedging gain ($)	**1.54**	**0.08**	**1.15**	0.46

For the three months ended March 31, 2007, Highpine realized a $0.3 million natural gas hedging gain and a $1.5 million crude oil hedging gain compared to a $0.5 million natural gas hedging gain for the three months ended March 31, 2006.

Three months ended March 31,	2007			2006
	Crude Oil & NGLs	**Natural Gas**	**Total**	Total
($000s)				
Realized hedging gain	**1,494**	**301**	**1,795**	468
Unrealized hedging gain (loss)	**(3,355)**	**(3,280)**	**(6,635)**	2,142
Total hedging gain (loss)	**(1,861)**	**(2,979)**	**(4,840)**	2,610

The following contracts were outstanding at March 31, 2007:

Term	Contract	Volume	Fixed Price
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $73.00/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $73.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $74.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $75.82/bbl
Jan 07 to Dec 07	Natural Gas Swap	2,500 GJs/d	Cdn $7.55/GJ
Jan 07 to Dec 07	Natural Gas Swap	2,500 GJs/d	Cdn $7.62/GJ
Feb 07 to Dec 07	Natural Gas Swap	1,250 GJs/d	Cdn $7.68/GJ
Feb 07 to Dec 07	Natural Gas Swap	1,250 GJs/d	Cdn $7.70/GJ
Jul 06 to Mar 08	Natural Gas Collar	5,000 GJs/d	Cdn $6.00 to $11.10/GJ

As at March 31, 2007, the unrealized mark-to-market loss on outstanding crude oil contracts was $2.3 million and the unrealized mark-to-market loss on outstanding natural gas contracts was $1.2 million.

Royalty Expense

	Three months ended March 31,		
	2007	2006	% Change
Total royalties, net of ARTC *($000s)*	**26,718**	19,994	34
As a percent of oil and natural gas sales (before hedging)	**29%**	32%	(9)
$/boe	**17.09**	19.49	(12)

Royalty rates as a percentage of oil and natural gas sales were lower in the first quarter of 2007 compared to the first quarter of 2006. The decrease in royalties as a percentage of revenues is primarily due to wells with gross overriding royalties comprising a lower proportion of the Company's production in 2007.

During the first quarter of 2006 and the year ended December 31, 2006, the Company received $125,000 and $500,000 of Alberta Royalty Tax credits (ARTC), respectively. The ARTC program has been discontinued for 2007.

Operating Costs

	Three months ended March 31,		
	2007	2006	% Change
Operating costs *($000s)*	**14,374**	6,895	108
$/boe	**9.19**	6.72	37

For the three months ended March 31, 2007, operating costs on a per boe basis increased 37 percent over the first quarter of 2006. The increases were a result of processing costs on Pembina sour production increases made in the quarter.

Transportation Costs

	Three months ended March 31,		
	2007	2006	% Change
Transportation costs *($000s)*	**1,592**	518	207
$/boe	**1.02**	0.50	104

For the three months ended March 31, 2007, transportation costs increased 104 percent to $1.02/boe from $0.50/boe in the first quarter of 2006. The increase is attributable to higher sulphur transportation charges as a result of the increase in sour oil production.

Operating Netback

	Three months ended March 31,		
	2007	2006	% Change
($/boe)			
Sales price before hedging	**58.04**	60.26	(4)
Royalties	**(17.09)**	(19.49)	(12)
Operating costs	**(9.19)**	(6.72)	37
Transportation costs	**(1.02)**	(0.50)	104
Netback before hedges	**30.74**	33.55	(8)
Realized hedging gain	**1.15**	0.46	150
Operating netback	**31.89**	34.01	(6)

Operating netback before realized hedging gains was $30.74/boe for the three months ended March 31, 2007 compared to $33.55/boe for the three months ended March 31, 2006. The 8 percent decrease was due to a combination of lower commodity prices and higher operating and transportation costs.

General and Administrative Expenses

	Three months ended March 31,		
	2007	2006	% Change
Gross expenses *($000s)*	**4,125**	2,591	59
Capitalized *($000s)*	**(770)**	(596)	29
Net expenses *($000s)*	**3,355**	1,995	68
$/boe	**2.15**	1.94	11
Percent capitalized	**19%**	23%	(17)

Net expenses increased 68 percent to $3.4 million in the first quarter of 2007 from $2.0 million in the first quarter of 2006 as a result of staff increases necessary to manage the growth of the Company. At March 31, 2007, Highpine had 58 Calgary based office employees compared to 51 at March 31, 2006. On a per boe basis, general and administrative expenses increased 11 percent to $2.15/boe from $1.94/boe in the first quarter of 2006 .

Stock-Based Compensation

Stock-based compensation expense totaled $1.1 million in the first three months of 2007 compared to $1.5 million in the first three months of 2006.

On March 21, 2007, 1.9 million stock options which had been granted to non-officer employees at exercise prices ranging from $14.92 to $23.25 were repriced to an exercise price of $12.05. The vesting period of all repriced options was reset such that the repriced options vest as to one-quarter thereof on each of the first, second, third and fourth anniversaries of the repricing. The reprice had minimal impact on the Company's first quarter stock based compensation expense as it occurred late in the quarter. An additional $5.1 million of stock based compensation expense will be recorded over the four year vesting period of the repriced options as a result of the reprice.

Interest and Finance Costs

Interest and finance costs for the first quarter of 2007 were $1.9 million versus $1.1 million in the first quarter of 2006. This increase was primarily due to higher average debt levels in the first quarter of 2007 compared to the first quarter of 2006.

Depletion, Depreciation and Accretion

	Three months ended March 31,		
	2007	2006	% Change
Depletion and depreciation *($000s)*	**45,385**	29,042	56
Accretion of asset retirement obligation *($000s)*	**225**	118	91
Total DD&A	**45,610**	29,160	56
DD&A rate $/boe	**29.16**	28.43	3

The depletion, depreciation, and accretion (DD&A) rate increased to $29.16/boe from $28.43/boe in the first quarter of 2006. The higher DD&A rate is primarily attributable to the Kick acquisition for which Highpine recorded a higher proportionate cost per barrel of proved reserves compared to the Company's existing properties.

Income Taxes

The Company recorded a current tax provision of $180,000 in the first quarter of 2006 in respect of the federal Large Corporations Tax (LCT). However, the 2006 Federal Budget eliminated the LCT effective January 1, 2006. The Company did not incur any cash taxes in the first quarter of 2007.

For 2007 and subsequent years, Crown charges are fully deductible for income tax purposes. Resource allowance which was intended to compensate taxpayers for non-deductible Crown charges has also been eliminated.

Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, the Company currently believes no cash income tax will be payable in 2007 or 2008.

Cash From Operations and Net Earnings

	Three months ended March 31,		
	2007	2006	% Change
Cash from operations *($000s)*	**44,630**	31,546	41
Per diluted share *($)*	**0.66**	0.65	2
Net earnings (loss) *($000s)*	**(6,406)**	1,291	-
Per diluted share *($)*	**(0.09)**	0.03	-

For the three months ended March 31, 2007, cash from operations increased 41 percent to $44.6 million from $31.5 million for the three months ended March 31, 2006 due to the production increases realized in the quarter. Cash flow per diluted share increased 2 percent to $0.66.

During the first three months of 2007, Highpine incurred a net loss of $6.4 million, compared to net earnings of $1.3 million for the three months ended March 31, 2006. The net loss incurred in the first quarter of 2007 is primarily attributable to a $6.6 million unrealized hedging loss recorded in the current period.

Liquidity and Capital Resources

At March 31, 2007, the Company had a revolving term credit facility of $205 million and a demand operating credit facility of $20 million with $158 million drawn against these facilities, thereby providing remaining credit capacity of $67 million. At March 31, 2007, the Company had a working capital deficiency of $43 million and net debt of $201 million.

As at	**March 31, 2007**	December 31, 2006
($000s)		
Capitalization		
Bank debt	**157,870**	138,890
Working capital deficiency[1]	**43,232**	30,680
Net debt	**201,102**	169,570
Shares outstanding *(#)*	**67,661**	67,648
Market price at end of period *($)*	**13.70**	15.70
Market capitalization	**926,956**	1,062,074
Total capitalization	**1,128,058**	1,231,644
Net debt as a percent of total capitalization	**18%**	14%
Annualized cash from operations	**178,420**	127,440
Net debt to annualized cash from operations ratio	**1.13**	1.33

(1) Working capital excludes unrealized financial instruments.

On May 3, 2007, the Company's revolving term credit facility was increased to $230 and was extended to May 28, 2008 thereby providing a total available bank line of $250 million to the Company.

Highpine expects to incur an additional $125 million of capital expenditures on its 2007 capital budget. The remaining expenditures are expected to be funded from the increase to the Company's credit facilities and cash from operations.

At May 8, 2007, the Company's bank debt was approximately $185 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and property dispositions, totaled $75.8 million for the three months ended March 31, 2007 compared to $46.8 million for the first quarter of 2006. The Company's capital program is heavily weighted to the Pembina Nisku fairway which accounted for 78% of first quarter 2007 capital expenditures. The Company expanded its Pembina Nisku fairway land base through Crown land sales. The Company drilled 12 gross (9.2 net) wells in its Pembina Nisku fairway consisting of two oil wells, five gas wells, two service wells and three dry and abandoned wells.

	Three months ended March 31,		
	2007	2006	% Change
($000s)			
Land	**6,361**	8,952	(29)
Geologic and geophysical	**5,459**	2,974	84
Drilling and completions	**43,112**	25,426	70
Facilities and equipment	**20,091**	8,478	137
Capitalized general and administrative	**770**	596	29
Office and other	**29**	133	(78)
Total capital expenditures	**75,822**	46,559	63
Property acquisitions	**-**	210	(100)
Corporate acquisitions [(1)]	**-**	114,287	(100)
Total capital expenditures and acquisitions	**75,822**	161,056	(53)

(1) Represents total consideration for the transactions, including fees, but is prior to the related future income tax liability and asset retirement obligation.

Outstanding Common Shares

As at May 8, 2007, the Company had 67.7 million class A common shares outstanding and had granted options to directors, officers, employees and consultants to acquire a further 5.9 million class A common shares with an average exercise price of $12.12 per share.

Change in Accounting Policies

Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") section 3855 "Financial Instruments - Recognition and Measurement," section 1530 "Comprehensive Income," section 3865 "Hedges" and section 3861 "Financial Instruments – Disclosure and Presentation". The standards deal with the recognition and measurement of financial instruments and comprehensive income. These standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2007 opening balances. See Note 2 to the consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time.

<u>Internal Controls Over Financial Reporting</u>

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. During the three months ended March 31, 2007, the Company implemented a new accounting system which is expected to strengthen internal control over financial reporting by improving system access controls.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licences and other consents and approvals;
- Finding and producing reserves economically;
- Production risks associated with sour hydrocarbons;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict either the nature of those requirements or the impact on the Company and its operations and financial condition.

Selected Annual Information

	2006	2005	2004
Financial			
($000s, except per share amounts)			
Total revenue[(1)]	254,938	141,634	41,025
Net earnings	6,953	12,274	3,177
Per share – basic	0.12	0.35	0.19
Per share – diluted	0.12	0.34	0.19
Cash from operations	127,440	74,550	19,773
Per share – basic	2.21	2.13	1.18
Per share – diluted	2.17	2.09	1.16
Corporate acquisitions	379,345	257,314	51,151
Capital expenditures[(2)]	222,214	153,606	61,133
Total assets	1,392,911	753,690	163,388
Long-term debt	138,890	-	-
Operating			
Average daily production			
Oil and NGLs *(bbls/d)*	7,554	3,984	1,578
Natural Gas *(mcf/d)*	25,350	13,823	6,423
Total *(boe/d)*	11,779	6,288	2,648

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Summary of Quarterly Results

	2007		2006			2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Financial								
($000s, except per share amounts)								
Total revenue[(1)]	**85,911**	67,552	60,205	62,765	64,416	54,229	51,495	21,817
Net earnings (loss)	**(6,406)**	(5,446)	514	10,594	1,291	4,855	6,683	(32)
Per share – basic	**(0.09)**	(0.08)	0.01	0.20	0.03	0.11	0.15	(0.00)
Per share – diluted	**(0.09)**	(0.08)	0.01	0.20	0.03	0.11	0.15	(0.00)
Cash from operations	**44,630**	29,973	31,171	34,750	31,546	27,957	29,796	9,856
Per share – basic	**0.66**	0.44	0.50	0.66	0.66	0.63	0.67	0.31
Per share – diluted	**0.66**	0.44	0.49	0.65	0.65	0.62	0.65	0.31
Corporate acquisitions	**-**	-	289,694	-	89,651	-	-	257,314
Capital expenditures[(2)]	**75,822**	72,711	56,144	46,590	46,769	50,861	48,149	19,839
Total assets	**1,421,510**	1,392,911	1,361,249	920,941	910,157	753,690	715,360	677,834
Long-term debt	**157,870**	138,890	113,287	-	-	-	-	-
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**10,750**	8,653	6,675	6,940	7,950	5,881	5,562	2,617
Natural Gas *(mcf/d)*	**39,749**	30,221	24,837	25,562	20,681	16,006	18,277	11,593
Total *(boe/d)*	**17,375**	13,690	10,814	11,201	11,397	8,549	8,608	4,549

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	December 31, 2006
($000s)(unaudited)		
Assets		
Current assets		
Accounts receivable	**56,205**	54,944
Prepaid expenses and deposits	**2,973**	2,928
Financial instruments *(notes 2 and 7)*	**-**	3,194
	59,178	61,066
Property, plant and equipment *(note 3)*	**1,003,086**	972,599
Long-term investment, at cost *(notes 2 and 8)*	**1,150**	1,150
Goodwill	**358,096**	358,096
	1,421,510	1,392,911
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**102,410**	88,552
Financial instruments *(notes 2 and 7)*	**3,441**	-
	105,851	88,552
Long-term debt *(note 4)*	**157,870**	138,890
Future income taxes	**149,412**	151,802
Asset retirement obligations *(note 5)*	**11,281**	11,258
Deferred lease inducements	**387**	408
Shareholders' equity		
Share capital *(note 6)*	**957,403**	957,186
Contributed surplus *(note 6)*	**10,859**	9,962
Retained earnings	**28,447**	34,853
	996,709	1,002,001
Subsequent event *(note 4)*		
	1,421,510	1,392,911

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND RETAINED EARNINGS

	Three months ended March 31,	
	2007	2006
($000s, except per share amounts)(unaudited)		
Revenues		
Oil and natural gas revenues	**90,751**	61,806
Royalties, net of ARTC	**(26,718)**	(19,994)
Financial instruments *(note 7)*		
Realized gains	**1,795**	468
Unrealized (losses) gains	**(6,635)**	2,142
	59,193	44,422
Expenses		
Operating costs	**14,374**	6,895
Transportation costs	**1,592**	518
General and administrative	**3,355**	1,995
Depletion, depreciation and accretion	**45,610**	29,160
Interest and finance costs	**1,856**	1,125
Stock-based compensation *(note 6)*	**1,121**	1,520
	67,908	41,213
Earnings (loss) before taxes	**(8,715)**	3,209
Taxes (reduction)		
Current	**-**	180
Future	**(2,309)**	1,738
	(2,309)	1,918
Net earnings (loss) and comprehensive income	**(6,406)**	1,291
Retained earnings, beginning of period	**34,853**	27,900
Retained earnings, end of period	**28,447**	29,191
Net earnings (loss) per share *(note 6)*		
Basic	**$ (0.09)**	$ 0.03
Diluted	**$ (0.09)**	$ 0.03

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,	
	2007	2006
($000s)(unaudited)		
Cash provided by (used in):		
Operating Activities		
Net earnings (loss)	**(6,406)**	1,291
Items not involving cash:		
Depletion, depreciation and accretion	**45,610**	29,160
Future income taxes (reduction)	**(2,309)**	1,738
Stock-based compensation	**1,121**	1,520
Unrealized losses (gains) on financial instruments	**6,635**	(2,142)
Amortization of deferred lease inducements	**(21)**	(21)
Abandonment expenditures	**(516)**	-
Change in non-cash operating working capital	**1,631**	(16,121)
	45,745	15,425
Financing Activities		
Common shares issued for cash	**-**	100,620
Share issue costs	**-**	(4,339)
Proceeds on exercise of stock options	**176**	998
Increase (decrease) in bank indebtedness	**18,980**	(74,821)
	19,156	22,458
Investing Activities		
Property, plant and equipment additions	**(75,822)**	(46,559)
Property acquisitions	**-**	(210)
Purchase of investments	**-**	(150)
Net cash paid on business combination	**-**	(527)
Deferred charges	**-**	251
Change in non-cash investing working capital	**10,921**	9,312
	(64,901)	(37,883)
Change in cash	**-**	-
Cash, beginning of period	**-**	-
Cash, end of period	**-**	-
Cash interest paid	**2,207**	748
Cash taxes paid	**1,025**	280

See accompanying notes to the interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended March 31, 2007 and 2006
(tabular amounts in thousands of dollars, unless otherwise noted)

1. Significant Accounting Policies

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting policies and follow the same accounting policies as the most recent audited annual consolidated financial statements, except as noted below. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2006 and 2005.

2. Change in Accounting Policy

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") section 3855, "Financial Instruments - Recognition and Measurement," section 1530 "Comprehensive Income," section 3865 "Hedges" and section 3861 "Financial Instruments – Disclosure and Presentation." These standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2007 opening balances.

i) Financial instruments

All financial instruments must initially be recognized at fair value on the balance sheet date. The Company has classified each financial instrument into the following categories: held for trading financial assets and financial liabilities, loans or receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification. Unrealized gains and losses on held for trading financial instruments are recognized in earnings. Gains and losses on available for sale financial assets are recognized in other comprehensive income and are transferred to earnings when the asset is derecognized. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

Upon adoption and with any new financial instrument, an irrevocable election is available that allows entities to classify any financial asset or financial liability as held for trading, even if the financial instrument does not meet the criteria to designate it as held for trading. The Company has not elected to classify any financial assets or financial liabilities as held for trading unless they meet the held for trading criteria. A held for trading financial instrument is not a loan or receivable and includes one of the following criteria:

- it is a derivative, except for those derivatives that have been designated as effective hedging instruments;
- it has been acquired or incurred principally for the purpose of selling or repurchasing in the near future; or
- it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking.

ii) Derivative instruments and hedging activities

The Company may enter into derivative instrument contracts to manage its commodity price exposure, foreign exchange exposure and interest rate exposure. The Company does not enter into derivative instrument contracts for trading or speculative purposes. The Company may choose to designate derivative instruments as hedges. Hedge accounting continues to be optional.

iii) Comprehensive income

Comprehensive income consists of net earnings and other comprehensive income ("OCI"). OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge and the change in fair value of any available for sale financial instruments. Amounts included in OCI are shown net of

tax. Accumulated other comprehensive income is a new equity category comprised of the cumulative amounts of OCI.

3. Property, Plant and Equipment

	March 31, 2007			December 31, 2006
	Cost	Accumulated depletion and depreciation	Net book value	Net book value
Petroleum and natural gas properties	$ 1,245,837	$ 245,516	$ 1,000,321	$ 969,784
Land, buildings and leaseholds	2,389	268	2,121	2,170
Office equipment and computers	1,033	389	644	645
	$ 1,249,259	$ 246,173	$ 1,003,086	$ 972,599

At March 31, 2007, approximately $155.9 million (December 31, 2006 – $152.2 million) of unproved property costs and unevaluated seismic costs were excluded from the depletion calculation. Future development costs of $39.7 million (December 31, 2006 – $56.4 million) were included in the depletion calculation. Salvage value of $23.9 million (December 31, 2006 – $23.9) was excluded from the depletion calculation. During the three months ended March 31, 2007, cash general and administrative expenses of $0.8 million (three months ended March 31, 2006 – $0.6 million) were capitalized. The Company also capitalized $0.4 million of stock based compensation expense for the three months ended March 31, 2007 and recovered $0.6 million of stock based compensation which had been capitalized in 2006 as a result of the cancellation of options.

4. Long-Term Debt

At March 31, 2007, the Company had available a $205 million revolving term credit facility with a syndicate of Canadian financial lenders and a $20 million demand operating credit facility with a Canadian financial lender.

The revolving term credit facility has a 364-day extendable revolving period plus a one-year maturity. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25 percent depending on financial ratios of the Company. The demand operating facility bears interest at the lenders' prime rate.

The lenders review the credit facilities semi-annually. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

On May 3, 2007, the revolving term credit facility was increased from $205 million to $230 million and the term date was extended to May 28, 2008.

Interest expense includes $1.9 million (three months ended March 31, 2006 - $1.1 million) in respect of debt repayable for a period exceeding one year.

5. Asset Retirement Obligations

At March 31, 2007, the estimated total undiscounted cash flows required to settle asset retirement obligations were $18.1 million (December 31, 2006 – $17.9 million). Expenditures to settle asset retirement obligations will be incurred between 2007 and 2027. Estimated cash flows have been discounted using an annual credit-adjusted risk-free interest rate of 8.0 percent per annum and have been inflated using an inflation rate of 2.0 percent per annum.

Changes to asset retirement obligations were as follows:

	Three months ended March 31, 2007	Year ended December 31, 2006
Asset retirement obligations, beginning of period	**11,258**	5,898
Liabilities acquired	**-**	3,980
Liabilities incurred	**314**	1,069
Liabilities settled	**(516)**	(368)
Accretion expense	**225**	679
Asset retirement obligations, end of period	**11,281**	11,258

6. Share Capital

Authorized:

(i) an unlimited number of class A common shares without par value; and

(ii) an unlimited number of class B common shares without par value issuable in series. The class B common shares are non-voting and are not entitled to the receipt of dividends.

	Three months ended March 31, 2007		Year ended December 31, 2006	
	Shares	Amount	Shares	Amount
	(thousands)	*($thousands)*	*(thousands)*	*($thousands)*
Class A common shares				
Balance, beginning of period	**67,648**	**957,186**	44,250	479,496
Issued to acquire White Fire	**-**	**-**	4,089	95,480
Issued to acquire Kick	**-**	**-**	14,831	283,269
Issued for cash	**-**	**-**	4,300	100,620
Stock options exercised	**13**	**176**	178	1,202
Contributed surplus transferred on exercise of stock options	**-**	**41**	-	225
Share issue costs less tax effect of (2007 - nil; 2006 – $1,500)	**-**	**-**	-	(3,106)
Balance, end of period	**67,661**	**957,403**	**67,648**	**957,186**

Per Share Amounts

	Three months ended March 31,	
	2007	2006
	(thousands)	*(thousands)*
Weighted average number of common shares outstanding		
Basic	**67,657**	47,796
Dilutive effect of stock options	**-**	421
Diluted	**67,657**	48,217

Anti-dilutive options excluded from the calculation of diluted earnings per share were 5.8 million (2006 – 30,000).

Stock Options

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

In March 2007, 1,850,500 stock options previously granted to non-officer employees at exercise prices ranging from $14.92 to $23.25 were repriced. The new exercise price was set at $12.05 which was the closing price of the Company's class A common shares on the day preceding the repricing. The vesting period of the repriced stock options, including vested stock options, was reset. As a result of the stock options repricing, the fair value of the stock options, calculated using the Black-Scholes model, increased by $5.1 million. The increase in the fair value of the stock options will be amortized over the four year vesting period of the repriced options. All other characteristics of the repriced options, including the expiry date, remain unchanged.

A summary of changes is as follows:

	Three months ended March 31, 2007		Year ended December 31, 2006	
	Class A Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Class A Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(thousands)	*($/share)*	*(thousands)*	*($/share)*
Balance, beginning of period	**5,077**	**15.80**	3,652	13.06
Granted	**1,368**	**12.16**	2,016	20.42
Exercised	**(13)**	**(13.79)**	(178)	(6.75)
Cancelled	**(637)**	**(19.29)**	(413)	(18.06)
Repriced	**(1,851)**	**(19.67)**	-	-
Repriced	**1,851**	**12.05**	-	-
Balance, end of period	**5,795**	**12.13**	5,077	15.80
Exercisable, end of period	**1,169**	**7.81**	1,271	9.44

Details of the exercise prices and expiry dates of options outstanding at March 31, 2007 are as follows:

Range of Exercise price	Options Outstanding: Common Shares Issuable	Options Outstanding: Weighted Average Years to Expiry	Weighted Average Exercise Price	Options Exercisable: Common Shares Issuable	Options Exercisable: Weighted Average Exercise Price
	(thousands)	*(years)*	*($/share)*	*(thousands)*	*($/share)*
$2.60 - $3.50	554	1.92	$ 2.76	513	$ 2.73
$4.50 - $5.00	469	3.16	$ 4.76	235	$ 4.76
$8.10 - $9.00	303	3.67	$ 8.38	151	$ 8.38
$12.05 - $14.00	3,228	5.93	$ 12.09	30	$ 14.00
$18.00 - $21.65	1,241	4.79	$ 20.14	240	$ 20.53
	5,795	4.96	$ 12.13	1,169	$ 7.81

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions.

	Three months ended March 31, 2007
Weighted average expected volatility (%)	**51**
Risk-free rate of return (%)	**4.2**
Expected option life (years)	**4**
Weighted average fair value ($/share)	**5.37**

The Company does not anticipate paying any dividends during the expected life of the options.

Contributed Surplus

	Three months ended March 31, 2007	Year ended December 31, 2006
Balance, beginning of period	**9,962**	3,627
Stock-based compensation expense, net of recovery	**1,121**	5,677
Capitalized stock-based compensation expense	**443**	883
Recovery of capitalized stock-based compensation expense	**(626)**	-
Transferred to share capital on exercise of stock options	**(41)**	(225)
Balance, end of period	**10,859**	9,962

Deferred Share Units Plan

In 2006, the Company implemented a deferred share unit ("DSU") plan for non-management directors. Under the terms of the plan, DSUs awarded will vest immediately and will be settled with cash in the amount equal to the closing price of the Company's class A common shares on the date the Director specifies upon tendering their resignation from the Board.

The Company has recorded a liability of $140,000 relating to DSUs and there are 10,220 DSUs outstanding at March 31, 2007.

7. Commodity Price Risk Management

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. Derivative instruments are classified as held for trading and recorded at fair value on the consolidated balance sheet. No derivative instruments were designated as hedges during the three months ended March 31, 2007.

Realized Financial Instrument Gain

The realized hedging gain of $1.8 million for the three months ended March 31, 2007 relates to the cash settlement of derivative instruments.

Unrealized Financial Instrument Gain (Loss)

The unrealized financial instrument loss of $6.6 million for the three months ended March 31, 2007 represents the change in fair value of the Company's financial risk management agreements from December 31, 2006 to March 31, 2007. The loss is calculated as follows:

	Three months ended March 31, 2007
Balance, beginning of period	**3,194**
Change in fair value of derivative instrument contracts	**(6,635)**
Balance, end of period	**(3,441)**

The following commodity price risk management agreements were in place as at March 31, 2007.

Financial WTI Crude Oil Contracts

Term	Contract	Volume *(bbls/d)*	Fixed Price *($/bbl)*	Unrealized Gain (Loss) As at March 31, 2007 *(CDN $000s)*
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	7
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	126
Jan 07 to Dec 07	Swap	500	Cdn $73.00	(793)
Jan 07 to Dec 07	Swap	500	Cdn $73.70	(688)
Jan 07 to Dec 07	Swap	500	Cdn $74.70	(537)
Jan 07 to Dec 07	Swap	500	Cdn $75.82	(369)

Financial AECO Natural Gas Contracts

Term	Contract	Volume	Fixed Price	Unrealized Gain (Loss) As at March 31, 2007
		(GJs/d)	*($/GJ)*	*(CDN $000s)*
Jul 06 to Mar 08	Collar	5,000	Cdn $6.00 to $11.10	(413)
Jan 07 to Dec 07	Swap	2,500	Cdn $7.55	(196)
Jan 07 to Dec 07	Swap	2,500	Cdn $7.62	(149)
Feb 07 to Mar 08	Swap	1,250	Cdn $7.68	(229)
Feb 07 to Mar 08	Swap	1,250	Cdn $7.70	(200)

8. Long-term Investment

At March 31, 2007, the Company's long-term investment of $1.2 million was comprised of 1,080,000 common shares of In-Depth Resources Ltd. ("In-Depth"), a privately held oil and natural gas company. The investment in In-Depth has been classified as available for sale and recorded at cost.

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this news release contain forward-looking information including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The terms "cash flow from operations", "cash flow", and "cash flow per share" and "operating netbacks" are not recognized measures under GAAP. Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Highpine calculates cash from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Highpine also uses operating netback as an indicator of operating

performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the Pembina Nisku and West Central Alberta Gas Fairways, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

Highpine has posted an updated corporate presentation on the website at www.highpineog.com

For further information, please contact:

Greg Baum, President and Chief Operating Officer
Bob Rosine, Executive Vice President, Corporate Development
Harry Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES MANAGEMENT CHANGES

Calgary, Alberta, May 16, 2007 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") today announced that Greg Baum, President and Chief Operating Officer, and Bob Fryk, Senior Vice President, have resigned effective May 15, 2007.

Concurrent with this announcement, the Board of Directors of Highpine has formed a search committee comprised of Gordon Stollery, Tim Hunt and Hank Swartout, to embark on a process to recruit a President. Gordon Stollery, the Chief Executive Officer of Highpine, has assumed the position of President on an interim basis. Hank Swartout, an independent director, has been appointed non-executive Chairman of the Board to replace Mr. Stollery in order to assist Mr. Stollery in his expanded duties.

"Greg and Bob were instrumental in assembling Highpine's first-class asset base in Central Alberta and we thank them both for their commitment and service to the Company during their tenure here. We wish them well in the future," said Gordon Stollery, Highpine's President and Chief Executive Officer. Mr. Stollery added that "These steps will allow the Company to develop and expand its excellent asset base and position itself strategically going forward".

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the Pembina Nisku and West Central Alberta Gas Fairways, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

Gordon Stollery, President and Chief Executive Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Highpine and West Announce Resolution of Pembina Nisku Fairway Issues

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

CALGARY, May 22 /CNW/ - Highpine Oil & Gas Limited ("Highpine", TSX: "HPX") and West Energy Ltd. ("West", TSX: "WTL") are pleased to announce that Gordon Stollery, CEO of Highpine and Michael Columbos, Chairman of West have signed an agreement to resolve the outstanding issues between Highpine and West along the Pembina Nisku fairway. The Companies will implement and reinstate coordinated enhanced oil recovery schemes (EOR) for the Nisku WW and SS pools, produce the Nisku KK pool at its potential and remove their outstanding objections filed with the Alberta Energy and Utilities Board (AEUB) with respect to each others Nisku projects. Highpine and West will apply immediately to the AEUB to reactivate the Nisku WW and SS pools EOR schemes. Following the approval of the AEUB, production from the WW and SS pools should commence before the end of June.

With this agreement, Highpine and West will now focus on bringing their respective Nisku production potential on stream and drilling additional wells along the Pembina Nisku Fairway. Both Highpine and West have active Nisku drilling programs planned for the rest of the year.

The Toronto Stock Exchange has neither approved or disapproved the information contained herein.

%SEDAR: 00021806E

/For further information: Gordon Stollery, President and Chief Executive Officer, Email: gstollery(at)highpineog.com, Phone: (403) 265-3333 OR Michael Columbos, Chairman, Email: mac(at)columbos.ca, Phone: (403) 716-3450/
(HPX. WTL.)

CO: West Energy Ltd.; Highpine Oil & Gas Limited

CNW 08:54e 22-MAY-07

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED TO PRESENT AT THE CAPP IS 2007 OIL AND GAS INVESTMENT SYMPOSIUM

Calgary, Alberta, June 18, 2007 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce that it will be presenting at the CAPP IS 2007 Oil & Gas Investment Symposium, which is taking place June 18 to June 20, 2007 in Calgary, Alberta at the Hyatt Regency Calgary. Mr. Bob Rosine, Executive Vice President, Corporate Development of Highpine, is scheduled to present at approximately 11:00 a.m. (MDT) on Tuesday, June 19, 2007 and at 11:25 a.m. Wednesday, June 20, 2007. Both presentations will take place in Room #1 and will address Highpine's 2007 financial and operating performance, its corporate strategy and its 2007 outlook. Highpine has posted an updated corporate presentation on its website at www.highpineog.com.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, President & Chief Executive Officer
Bob Rosine, Executive Vice President, Corporate Development
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

Media Contact: Shauna MacDonald (403) 538-5645

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED ANNOUNCES SECOND QUARTER 2007 FINANCIAL AND OPERATIONAL RESULTS

Calgary, Alberta, August 9, 2007 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") announces its financial and operational results for the second quarter ended June 30, 2007 and provides an operational update:

FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
($000s, except per share and share numbers)						
Financial						
Total revenue[(1)]	**103,769**	62,765	65	**189,680**	127,181	49
Cash from operations[(2)]	**46,869**	34,750	35	**91,499**	66,296	38
Per share – diluted	**0.68**	0.65	5	**1.35**	1.29	5
Net earnings (loss)	**1,060**	10,594	(90)	**(5,346)**	11,885	-
Per share – diluted	**0.02**	0.20	(90)	**(0.08)**	0.23	-
Net debt[(3)]	**178,170**	58,057	207	**178,170**	58,057	207
Total assets	**1,415,081**	920,941	54	**1,415,081**	920,941	54
Corporate acquisitions[(4)]	**-**	-	-	**-**	89,651	(100)
Capital expenditures[(5)]	**24,670**	46,590	(47)	**100,492**	93,359	8
Total shares outstanding *(#)*	**67,744**	52,796	28	**67,744**	52,796	28
Weighted average shares outstanding *(#)*						
Basic	**67,688**	52,788	28	**67,673**	50,306	35
Diluted	**68,489**	53,741	27	**67,673**	51,285	32
Operating						
Average daily production						
Crude oil and NGLs *(bbls/d)*	**11,025**	6,940	59	**10,888**	7,442	46
Natural gas *(mcf/d)*	**41,449**	25,562	62	**40,604**	23,135	76
Total *(boe/d)*	**17,933**	11,201	60	**17,655**	11,298	56
Average selling prices[(6)]						
Crude oil and NGLs *($/bbl)*	**66.57**	73.23	(9)	**65.01**	68.76	(5)
Natural gas *($/mcf)*	**8.19**	6.62	24	**8.21**	7.36	12
Total *($/boe)*	**59.86**	60.48	(1)	**58.97**	60.37	(2)
Wells drilled – gross (net) *(#)*						
Oil	**1(0.8)**	1(1.0)	-	**3(2.2)**	4(2.8)	-
Natural Gas	**-(-)**	2(0.9)	-	**9(5.9)**	22(11.0)	-
Abandoned / other	**1(0.2)**	3(1.7)	-	**6(4.4)**	9(4.6)	-
Total	**2(1.0)**	6(3.6)	-	**18(12.5)**	35(18.4)	-
Drilling success rate *(%)*	**75**	67	-	**79**	78	-

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Operating netback *($/boe)*						
Oil and natural gas sales	**59.86**	60.48	(1)	**58.97**	60.37	(2)
Royalties	**(16.77)**	(17.61)	(5)	**(16.92)**	(18.56)	(9)
Operating costs	**(10.16)**	(7.21)	41	**(9.69)**	(6.96)	39
Transportation costs	**(1.10)**	(0.78)	41	**(1.06)**	(0.64)	66
Realized hedging gain	**0.61**	1.81	(66)	**0.87**	1.13	(23)
Operating netback	**32.44**	36.69	(12)	**32.17**	35.34	(9)

Notes:

(1) Total revenue includes realized and unrealized hedging losses and gains.

(2) Cash from operations is calculated as cash flow from operating activities before the change in non-cash working capital and abandonment expenditures.

(3) Net debt includes working capital excluding unrealized financial instruments.

(4) Corporate acquisitions only include the amounts allocated to property, plant and equipment.

(5) Capital expenditures include property acquisitions and are presented net of proceeds of disposals.

(6) The average selling prices reported are before hedging activities.

SECOND QUARTER HIGHLIGHTS

- Second quarter production averaged 17,933 boe/d consisting of 11,025 bbls/d of oil and NGL's and 41.45 mmcf/d of gas, compared to 11,201 boe/d in the second quarter of 2006, an increase of 60 percent.

- Production per diluted share in the second quarter was up 26 percent compared to the same period in 2006.

- Total revenue before hedging increased 58 percent to $97.7 million from $61.6 million in the second quarter of 2006.

- Cash from operations increased 35 percent to $46.9 million from $34.8 million in the second quarter of 2006. Cash flow per diluted share was $0.68. Earnings were $1.1 million ($0.02 per diluted share).

- Capital expenditures during the quarter were $24.7 million compared to $46.6 million during the same period in 2006.

- Highpine obtained four (4) critical sour Nisku well licences in the Pembina area during the second quarter. Currently, 19 Nisku well licence applications are awaiting approval at the Energy Utilities Board ("EUB").

- During the second quarter, 2 wells were drilled resulting in 1 (0.8 net) oil well and 1 (0.2 net) dry hole. During the first half of 2007, 18 (12.5 net) wells were drilled resulting in 3 (2.2 net) oil wells 9 (5.9 net) gas wells 2 (1.7 net) service wells and 4 (2.7 net) dry holes.

- The Company has a drilling inventory of over 325 net locations in Pembina and West Central Alberta. At our current pace of 45 to 65 net wells per year, this equates to over five years of drilling inventory.

- Highpine ended the second quarter with total debt (including working capital deficiency) of $178.2 million on a credit facility of $250 million.

OPERATIONS UPDATE

During the second quarter, production averaged 17,933 boe/d, despite the shut-in of our prolific 9-35-48-8 W5M well in the "WW" Pool from April 7, 2007 through the balance of the quarter. Water injection recommenced into the "WW" Pool June 23, 2007 with the reservoir pressure exceeding MOP (Minimum Operating Pressure) by mid July and production recommencing July 23, 2007 at over 2,000 boe/d. Also our 3-34-48-8 W5M "SS" well is scheduled to resume normal production in the range of 300 boe/d by late August, after installation of an ESP (electric submersible pump). This well had also been shut-in for the second quarter.

Spring breakup normally occurs in the second quarter, reducing drilling and other field activities and this year was no exception. We participated in just two wells in the quarter; one oil well and one dry hole.

In the third quarter to-date, 2 (1.0 net) Rock Creek wells have been drilled and cased and are scheduled for completion this month. However, three (3) drilling rigs are currently active on Company operated wells all targeting the Nisku formation. The Company plans to have 2 to 4 drilling rigs active targeting the Nisku and Rock Creek horizons operating through the balance of 2007 and into 2008.

Going forward into the third quarter, we have had several plant issues arise from third party operated facilities. One of our important but non-operated sour gas processing facilities went down on July 7, 2007 for four days of unscheduled plant maintenance and did not resume production until August 5, 2007. Further, the operator of the "II" and "QQ" Pool shut down production from these pools from July 15 to July 31 for unscheduled plant modifications. Compounding all of this has been unusually wet weather in Pembina, slowing down all field activities. The net result is that our previous forecasted production increases will likely be deferred until September, as August had always been a scheduled plant maintenance month for another major plant which processes our sour gas.

Highpine has been successful in obtaining four (4) critical sour Nisku well licences in the Pembina area during the second quarter. We have 19 Nisku well licence applications filed with the EUB awaiting licencing approval (9 of which will be going to EUB public hearings). Highpine is working on 16 additional Nisku well licence applications that will be submitted to the EUB for approval during the third and fourth quarter. The Company has an EUB public hearing date set for September 17, 2007 for two Nisku wells near the community of Rocky Rapids and has requested two additional hearings for seven (7) well locations. Highpine is awaiting the EUB to set public hearing dates.

Highpine's board of directors has approved an incremental $22 million for its capital program for the remainder of 2007 to drill an additional twelve (12) Rock Creek gas wells in the Pembina area. Highpine has identified in excess of 150 Rock Creek drilling locations on Company lands in Pembina.

OUTLOOK

Highpine's Pembina drilling inventory continues to expand in both the Nisku and Rock Creek hydrocarbon horizons. The Company continues to acquire land and farmin to other operators as we expand our position in West Pembina. Under a recently secured pooling and farmin agreement, the Company will drill 5 new Nisku reefs defined on 3D seismic to earn 100% working interest in up to five and one half (5.5) sections of land adjacent to the Company's holdings in Pembina.

The Company has the potential to annually drill 25 to 35 net Pembina Nisku wells and 20 to 30 net Rock Creek wells, for at least the next three years.

Highpine will continue to evaluate select strategic acquisitions that complement and augment "organic" production and reserve growth.

Given third party operational issues and shutdowns, compositional gas/condensate/oil phase behavior changes, and the late start to the summer drilling program, the 2007 average annual guidance is expected to be 18,500 boe/d.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) is dated and based on information at August 8, 2007. This MD&A has been prepared by management and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2007 and audited consolidated financial statements for the years ended December 31, 2006 and 2005 for a complete understanding of the financial position and results of operations of Highpine Oil & Gas Limited ("Highpine" or the "Company").

Certain information set forth in this MD&A contains forward-looking statements including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such statements may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and natural gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production of oil and natural gas and production risks associated with sour hydrocarbons, dependence on third-party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third-party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on these statements. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

This MD&A uses the terms "cash flow from operations," "cash flow" and "cash flow per share," which are not recognized measures under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it demonstrates Highpine's ability to generate cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Highpine calculates cash from operations as cash from operating activities before the change in non-cash working capital related to operating activities and abandonment expenditures.

The following table reconciles the cash flow from operating activities to cash from operations:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
($000s)				
Cash flow from operating activities	**46,898**	45,273	**92,643**	60,698
Change in non-cash operating working capital	**(258)**	(10,569)	**(1,889)**	5,552
Abandonment expenditures	**229**	46	**745**	46
Cash from operations	**46,869**	34,750	**91,499**	66,296

Highpine also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Where amounts are expressed on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet equal to one barrel of oil equivalent unless otherwise indicated. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe figures may be misleading, particularly if used in isolation.

All references to dollar values refer to Canadian dollars unless otherwise stated.

Additional information relating to Highpine Oil & Gas Limited, including the Company's annual information form, is available on SEDAR at www.sedar.com and on the Company's website at www.highpineog.com.

Financial Results

Oil and Natural Gas Revenue

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
($000s)						
Crude oil and natural gas liquids (NGLs) revenue	**66,789**	46,251	44	**128,123**	92,619	38
Natural gas revenue	**30,896**	15,393	101	**60,313**	30,831	96
	97,685	61,644	58	**188,436**	123,450	53
Realized hedging gain	**1,000**	1,840	(46)	**2,795**	2,308	21
Unrealized hedging gain (loss)	**5,084**	(719)	-	**(1,551)**	1,423	-
Total oil and natural gas revenue	**103,769**	62,765	65	**189,680**	127,181	49

For the six months ended June 30, 2007 total oil and natural gas revenue increased to $189.7 million from $127.2 million for the six months ended June 30, 2006 due to production volume increases.

For the three months ended June 30, 2007, total oil and gas revenue increased to $103.8 million from $62.8 million for the three months ended June 30, 2006 due to production volume increases and a $5.1 million unrealized hedging gain.

Production

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Daily Production						
Crude oil and NGLs *(bbls/d)*	**11,025**	6,940	59	**10,888**	7,442	46
Natural gas *(mcf/d)*	**41,449**	25,562	62	**40,604**	23,135	76
Boe/d	**17,933**	11,201	60	**17,655**	11,298	56
Production Mix						
Crude oil and NGLs	61%	62%	(2)	62%	66%	(6)
Natural gas	39%	38%	3	38%	34%	12
	100%	100%	-	100%	100%	-

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
(boe/d)						
Daily Production by Area						
Pembina Nisku Fairway	**14,166**	7,584	87	**13,667**	8,033	70
West Central Alberta Gas Fairway	**2,959**	2,840	4	**3,146**	2,389	32
Bantry / Retlaw	**564**	460	23	**576**	478	21
Other	**244**	317	(23)	**266**	398	(33)
Total	**17,933**	11,201	60	**17,655**	11,298	56

Production for the six months ended June 30, 2007 increased 56 percent to 17,655 boe/d from 11,298 boe/d for the six months ended June 30, 2006. The increase is attributable to production from the

acquisition of Kick Energy Corporation ("Kick") on August 1, 2006 and new production from the Company's drilling program.

Production for the three months ended June 30, 2007 increased 60 percent to 17,933 boe/d from 11,201 boe/d for the three months ended June 30, 2006. The increase in production is a result of bringing new wells from the Company's drilling program on stream.

Pricing

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Selling Prices Before Hedges						
Crude oil and NGLs *($/bbl)*	**66.57**	73.23	(9)	**65.01**	68.76	(5)
Natural gas *($/mcf)*	**8.19**	6.62	24	**8.21**	7.36	12
Total combined *($/boe)*	**59.86**	60.48	(1)	**58.97**	60.37	(2)

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Benchmark Prices						
WTI oil *(US$/bbl)*	**64.94**	70.70	(8)	**61.46**	67.13	(8)
US$/Cdn$ exchange rate	**0.91**	0.89	2	**0.88**	0.88	-
AECO natural gas *($/mcf)*	**7.09**	6.03	18	**7.24**	6.76	7

A decrease in the WTI benchmark price for crude oil of 8 percent combined with a stronger Canadian dollar resulted in a lower realized price for the three months ended June 30, 2007 compared to the three months ended June 30, 2006. Average AECO prices were 18 percent higher in the second quarter of 2007 compared to the second quarter of 2006 resulting in higher realized natural gas prices.

The WTI benchmark price for crude oil was 8 percent lower for the first six months of 2007 compared to the first six months of 2006. Average AECO prices were 7 percent higher for the first six months of 2007 compared to the first six months of 2006.

Commodity Price Risk Management

Highpine's ability to execute its business strategy is dependent on generating cash flow that can be reinvested into its capital program. Highpine utilizes financial and physical commodity price hedges to protect cash flow against commodity price volatility. Highpine may enter into commodity price hedges to a maximum of 50 percent of budgeted production.

Six months ended June 30,	**2007**			2006
	Crude Oil & NGLs (bbl)	**Natural Gas (mcf)**	**Total (boe)**	Total (boe)
Average volumes hedged (per day)	**5,500**	**14,583**	**7,931**	3,972
Percent of production hedged	**51%**	**36%**	**45%**	35%
Realized hedging gain ($)	**1.03**	**0.10**	**0.87**	1.13

For the six months ended June 30, 2007, Highpine realized a $0.8 million natural gas hedging gain and a $2.0 million crude oil hedging gain. For the six months ended June 30, 2006, Highpine realized a $2.5 million natural gas hedging gain and a $0.2 million crude oil hedging loss.

For the three months ended June 30, 2007, Highpine realized a $5.1 million unrealized hedging gain. The gain was primarily related to weakening forward prices for natural gas.

Six months ended June 30,	2007			2006
	Crude Oil & NGLs	**Natural Gas**	**Total**	Total
($000s)				
Realized hedging gain	**2,030**	**765**	**2,795**	2,308
Unrealized hedging gain (loss)	**(1,644)**	**93**	**(1,551)**	1,423
Total hedging gain (loss)	**386**	**858**	**1,244**	3,731

The following contracts were outstanding at June 30, 2007:

Term	Contract	Volume	Fixed Price
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $55.00 to $86.15/bbl
Jan 07 to Dec 07	Oil Collar	1,750 bbls/d	US $60.00 to $80.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $73.00/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $73.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $74.70/bbl
Jan 07 to Dec 07	Oil Swap	500 bbls/d	Cdn $75.82/bbl
Jan 07 to Dec 07	Natural Gas Swap	2,500 GJs/d	Cdn $7.55/GJ
Jan 07 to Dec 07	Natural Gas Swap	2,500 GJs/d	Cdn $7.62/GJ
Feb 07 to Mar 08	Natural Gas Swap	1,250 GJs/d	Cdn $7.68/GJ
Feb 07 to Mar 08	Natural Gas Swap	1,250 GJs/d	Cdn $7.70/GJ
Jul 06 to Mar 08	Natural Gas Collar	5,000 GJs/d	Cdn $6.00 to $11.10/GJ

As at June 30, 2007, the unrealized mark-to-market loss on outstanding crude oil contracts was $0.5 million and the unrealized mark-to-market gain on outstanding natural gas contracts was $2.2 million.

Royalty Expense

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Total royalties, net of ARTC *($000s)*	**27,361**	17,952	52	**54,079**	37,946	43
As a percent of oil and natural gas sales (before hedging)	**28%**	29%	(3)	**29%**	31%	(6)
$/boe	**16.77**	17.61	(5)	**16.92**	18.56	(9)

Royalty rates as a percentage of oil and natural gas sales were slightly lower in the second quarter of 2007 compared to the second quarter of 2006. The decrease in royalties as a percentage of revenues is due to certain wells with gross overriding royalties being shut-in during the quarter combined with receiving a royalty refund relating to a 2006 Gas Cost Allowance adjustment.

Royalty rates as a percentage of oil and natural gas sales were lower during the first six months of 2007 compared to the first six months of 2006 primarily due to wells with gross overriding royalties comprising a lower proportion of the Company's total production.

During the year ended December 31, 2006, the Company received $500,000 of Alberta Royalty Tax credits (ARTC). The ARTC program has been discontinued for 2007.

Operating Costs

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Operating costs *($000s)*	**16,586**	7,348	126	**30,960**	14,243	117
$/boe	**10.16**	7.21	41	**9.69**	6.96	39

For the six and three months ended June 30, 2007, operating costs on a per boe basis increased 39 percent and 41 percent respectively compared to the comparative 2006 periods. The increases were a result of higher processing costs on increased Pembina sour production realized in 2007 including higher processing charges on volumes processed at third party facilities. In addition, the Company has experienced more work-over costs in 2007.

Transportation Costs

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Transportation costs *($000s)*	**1,800**	794	127	**3,392**	1,312	159
$/boe	**1.10**	0.78	41	**1.06**	0.64	66

For the six and three months ended June 30, 2007, transportation costs on a per boe basis increased 66 percent and 41 percent respectively compared to the comparative 2006 periods. The increase is attributable to higher sulphur transportation charges as a result of the increase in sour oil production combined with railway interruptions during 2007.

Operating Netback

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
($/boe)						
Sales price before hedging	**59.86**	60.48	(1)	**58.97**	60.37	(2)
Royalties	**(16.77)**	(17.61)	(5)	**(16.92)**	(18.56)	(9)
Operating costs	**(10.16)**	(7.21)	41	**(9.69)**	(6.96)	39
Transportation costs	**(1.10)**	(0.78)	41	**(1.06)**	(0.64)	66
Netback before hedges	**31.83**	34.88	(9)	**31.30**	34.21	(9)
Realized hedging gain	**0.61**	1.81	(66)	**0.87**	1.13	(23)
Operating netback	**32.44**	36.69	(12)	**32.17**	35.34	(9)

Operating netback before realized hedging gains was $31.83/boe for the three months ended June 30, 2007 compared to $34.88/boe for the three months ended June 30, 2006. The $3.05/boe decrease is primarily attributable to higher operating costs as a result of increases in processing costs relating to increased sour oil production combined with higher work-over expenditures.

Operating netback before realized hedging gains was $31.30/boe for the six months ended June 30, 2007 compared to $34.21/boe for the six months ended June 30, 2006. The 9 percent decrease was due to a combination of lower commodity prices and higher operating and transportation costs.

General and Administrative Expenses

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Gross expenses *($000s)*	**4,195**	2,899	45	**8,320**	5,490	52
Capitalized *($000s)*	**(796)**	(702)	13	**(1,566)**	(1,298)	21
Net expenses *($000s)*	**3,399**	2,197	55	**6,754**	4,192	61
$/boe	**2.08**	2.16	(4)	**2.11**	2.05	3
percent capitalized	**19%**	24%	(21)	**19%**	24%	(21)

Gross expenses increased 52 percent to $8.3 million in the first six months of 2007 from $5.5 million in the first six months of 2006 as a result of staff increases necessary to manage the growth of the Company and severance costs incurred. At June 30, 2007, Highpine had 63 Calgary based office employees compared to 53 at June 30, 2006. On a per boe basis, general and administrative expenses increased 3 percent to $2.11/boe from $2.05/boe in the first six months of 2006.

Stock-Based Compensation

Stock-based compensation expense totaled $2.0 million in the first six months of 2007 compared to $3.0 million in the first six months of 2006. The decrease is attributable to options cancelled in the quarter which resulted in a recovery of previously recognized stock-based compensation expense.

On March 21, 2007, 1.9 million stock options which had been granted to non-officer employees at exercise prices ranging from $14.92 to $23.25 were repriced to an exercise price of $12.05. The vesting period of all repriced options was reset such that the repriced options vest as to one-quarter thereof on each of the first, second, third and fourth anniversaries of the repricing. An additional $5.1 million of stock based compensation expense will be recorded over the four year vesting period of the repriced options as a result of the reprice.

Interest and Finance Costs

Interest and finance costs for the first six months of 2007 were $4.5 million versus $1.9 million in the first six months of 2006. This increase was primarily due to higher average debt levels.

Depletion, Depreciation and Accretion

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Depletion and depreciation *($000s)*	**48,940**	29,605	65	**94,325**	58,647	61
Accretion of asset retirement obligation *($000s)*	**226**	150	51	**451**	268	68
Total DD&A	**49,166**	29,755	65	**94,776**	58,915	61
DD&A rate $/boe	**30.13**	29.20	3	**29.66**	28.81	3

The depletion, depreciation, and accretion (DD&A) rate increased to $30.13/boe in the second quarter of 2007 from $29.20/boe in the second quarter of 2006. The higher DD&A rate is primarily attributable to the Kick acquisition for which Highpine recorded a higher proportionate cost per barrel of proved reserves compared to the Company's existing properties.

Income Taxes

The Company did not incur any cash taxes during the first six months of 2007. For 2007 and subsequent years, Crown charges are fully deductible for income tax purposes. Resource allowance which was intended to compensate taxpayers for non-deductible Crown charges has also been eliminated.

Although current tax horizons depend on product prices, production levels and the nature, magnitude and timing of capital expenditures, the Company currently believes no cash income tax will be payable in 2007 or 2008.

Cash From Operations and Net Earnings

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	% Change	**2007**	2006	% Change
Cash from operations *($000s)*	**46,869**	34,750	35	**91,499**	66,296	38
Per diluted share *($)*	**0.68**	0.65	5	**1.35**	1.29	5
Net earnings(loss) *($000s)*	**1,060**	10,594	(90)	**(5,346)**	11,885	-
Per diluted share *($)*	**0.02**	0.20	(90)	**(0.08)**	0.23	-

For the six months ended June 30, 2007, cash from operations increased 38 percent to $91.5 million from $66.3 million for the six months ended June 30, 2006 due to production increases realized. Cash flow per diluted share increased 5 percent to $1.35.

During the first six months of 2007, Highpine incurred a net loss of $5.3 million, compared to net earnings of $11.9 million for the six months ended June 30, 2006. Net earnings for the six months ended June 30, 2006 included a $9.1 million non-recurring future tax reduction realized as a result of enacted Canadian federal and Alberta tax rate reductions.

Liquidity and Capital Resources

At June 30, 2007, the Company had a revolving term credit facility of $230 million and a demand operating credit facility of $20 million with $172 million drawn against these facilities, thereby providing remaining credit capacity of $78 million. At June 30, 2007, the Company had a working capital deficiency of $6 million and net debt of $178 million.

As at	**June 30, 2007**	December 31, 2006
($000s)		
Capitalization		
Bank debt	**171,943**	138,890
Working capital deficiency[(1)]	**6,227**	30,680
Net debt	**178,170**	169,570
Shares outstanding *(#)*	**67,744**	67,648
Market price at end of period *($)*	**14.25**	15.70
Market capitalization	**965,352**	1,062,074
Total capitalization	**1,143,522**	1,231,644
Net debt as a percent of total capitalization	**16%**	14%
Annualized cash from operations	**182,998**	127,440
Net debt to annualized cash from operations ratio	**0.97**	1.33

(1) Working capital excludes unrealized financial instruments.

On May 3, 2007, the Company's revolving term credit facility was increased to $230 million and was extended to May 28, 2008 thereby providing a total available bank line of $250 million to the Company.

Expenditures to be incurred on Highpine's remaining 2007 capital budget are expected to be funded from the Company's credit facilities and cash from operations.

At August 8, 2007, the Company's bank debt was approximately $160 million.

Capital Expenditures

Capital expenditures, excluding corporate acquisitions and property acquisitions, totaled $100.5 million for the six months ended June 30, 2007 compared to $78.7 million for the six months ended June 30, 2006. The Company's capital program is heavily weighted to the Pembina Nisku fairway which accounted for 87 percent of capital expenditures for the six months ended June 30, 2007.

	Six months ended June 30,		
	2007	2006	% Change
($000s)			
Land	**9,566**	14,090	(32)
Geologic and geophysical	**7,304**	5,785	26
Drilling and completions	**55,665**	37,591	48
Facilities and equipment	**26,339**	19,761	33
Capitalized general and administrative	**1,566**	1,298	21
Office and other	**52**	147	(65)
Total capital expenditures	**100,492**	78,672	28
Property acquisitions	-	14,687	(100)
Corporate acquisitions [1]	-	114,287	(100)
Total capital expenditures and acquisitions	**100,492**	207,646	(52)

(1) Represents total consideration for the transactions, including fees, but is prior to the related future income tax liability and asset retirement obligation.

Outstanding Common Shares

As at August 8, 2007, the Company had 67.9 million class A common shares outstanding and had granted options to directors, officers, employees and consultants to acquire a further 4.8 million class A common shares with an average exercise price of $10.71 per share.

Change in Accounting Policies

Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") section 3855 "Financial Instruments - Recognition and Measurement," section 1530 "Comprehensive Income," section 3865 "Hedges" and section 3861 "Financial Instruments – Disclosure and Presentation". The standards deal with the recognition and measurement of financial instruments and comprehensive income. These standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2007 opening balances. See Note 2 to the consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time.

Internal Controls Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely

to materially affect, the Company's internal control over financial reporting. There were no material changes in the Company's internal controls over financial reporting during the quarter ended June 30, 2007.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Business Risks and Uncertainties

Highpine is exposed to numerous risks and uncertainties associated with the exploration for and development, production and acquisition of crude oil, natural gas and NGLs. Primary risks include:

- Uncertainty associated with obtaining drilling licences and other consents and approvals;
- Finding and producing reserves economically;
- Production risks associated with sour hydrocarbons;
- Marketing reserves at acceptable prices; and
- Operating with minimal environmental impact.

Highpine strives to minimize and manage these risks in a number of ways, including:

- Employing qualified professional and technical staff;
- Communicating openly with members of the public regarding its activities;
- Concentrating in a limited number of areas;
- Utilizing the latest technology for finding and developing reserves;
- Constructing quality, environmentally sensitive, safe production facilities;
- Maximizing operational control of drilling and producing operations; and
- Minimizing commodity price risk through strategic hedging.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict either the nature of those requirements or the impact on the Company and its operations and financial condition.

Selected Annual Information

	2006	2005	2004
Financial			
($000s, except per share amounts)			
Total revenue[1]	254,938	141,634	41,025
Net earnings	6,953	12,274	3,177
Per share – basic	0.12	0.35	0.19
Per share – diluted	0.12	0.34	0.19
Cash from operations	127,440	74,550	19,773
Per share – basic	2.21	2.13	1.18
Per share – diluted	2.17	2.09	1.16
Corporate acquisitions	379,345	257,314	51,151
Capital expenditures[2]	222,214	153,606	61,133
Total assets	1,392,911	753,690	163,388
Long-term debt	138,890	-	-
Operating			
Average daily production			
Oil and NGLs *(bbls/d)*	7,554	3,984	1,578
Natural Gas *(mcf/d)*	25,350	13,823	6,423
Total *(boe/d)*	11,779	6,288	2,648

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

Summary of Quarterly Results

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Financial								
($000s, except per share amounts)								
Total revenue[1]	**103,769**	85,911	67,552	60,205	62,765	64,416	54,229	51,495
Net earnings (loss)	**1,060**	(6,406)	(5,446)	514	10,594	1,291	4,855	6,683
Per share – basic	**0.02**	(0.09)	(0.08)	0.01	0.20	0.03	0.11	0.15
Per share – diluted	**0.02**	(0.09)	(0.08)	0.01	0.20	0.03	0.11	0.15
Cash from operations	**46,869**	44,630	29,973	31,171	34,750	31,546	27,957	29,796
Per share – basic	**0.69**	0.66	0.44	0.50	0.66	0.66	0.63	0.67
Per share – diluted	**0.68**	0.66	0.44	0.49	0.65	0.65	0.62	0.65
Corporate acquisitions	**-**	-	-	289,694	-	89,651	-	-
Capital expenditures[2]	**24,670**	75,822	72,711	56,144	46,590	46,769	50,861	48,149
Total assets	**1,415,081**	1,421,510	1,392,911	1,361,249	920,941	910,157	753,690	715,360
Long-term debt	**171,943**	157,870	138,890	113,287	-	-	-	-
Operating								
Average daily production								
Oil and NGLs *(bbls/d)*	**11,025**	10,750	8,653	6,675	6,940	7,950	5,881	5,562
Natural Gas *(mcf/d)*	**41,449**	39,749	30,221	24,837	25,562	20,681	16,006	18,277
Total *(boe/d)*	**17,933**	17,375	13,690	10,814	11,201	11,397	8,549	8,608

(1) Total revenue is after realized and unrealized hedging losses and gains.
(2) Capital expenditures are net of property dispositions.

CONSOLIDATED BALANCE SHEETS

	June 30, 2007	December 31, 2006
($000s)(unaudited)		
Assets		
Current assets		
Accounts receivable	**71,706**	54,944
Prepaid expenses and deposits	**3,203**	2,928
Financial instruments *(notes 2 and 7)*	**1,643**	3,194
	76,552	61,066
Property, plant and equipment *(note 3)*	**979,283**	972,599
Long-term investment, at cost *(note 2)*	**1,150**	1,150
Goodwill	**358,096**	358,096
	1,415,081	1,392,911
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	**81,136**	88,552
Long-term debt *(note 4)*	**171,943**	138,890
Future income taxes	**150,374**	151,802
Asset retirement obligations *(note 5)*	**11,305**	11,258
Deferred lease inducements	**366**	408
Shareholders' equity		
Share capital *(note 6)*	**958,404**	957,186
Contributed surplus *(note 6)*	**12,046**	9,962
Retained earnings	**29,507**	34,853
	999,957	1,002,001
	1,415,081	1,392,911

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND RETAINED EARNINGS

	Three months ended	June 30,	Six months ended	June 30,
	2007	2006	**2007**	2006
($000s, except per share amounts) (unaudited)				
Revenues				
Oil and natural gas revenues	**97,685**	61,644	**188,436**	123,450
Royalties, net of ARTC	**(27,361)**	(17,952)	**(54,079)**	(37,946)
Financial instruments *(note 7)*				
Realized gains	**1,000**	1,840	**2,795**	2,308
Unrealized (losses) gains	**5,084**	(719)	**(1,551)**	1,423
	76,408	44,813	**135,601**	89,235
Expenses				
Operating costs	**16,586**	7,348	**30,960**	14,243
Transportation costs	**1,800**	794	**3,392**	1,312
General and administrative	**3,399**	2,197	**6,754**	4,192
Depletion, depreciation and accretion	**49,166**	29,755	**94,776**	58,915
Interest and finance costs	**2,649**	729	**4,505**	1,854
Stock-based compensation *(note 6)*	**920**	1,435	**2,041**	2,955
	74,520	42,258	**142,428**	83,471
Earnings (loss) before taxes	**1,888**	2,555	**(6,827)**	5,764
Taxes (reduction)				
Current	**-**	(307)	**-**	(127)
Future	**828**	(7,732)	**(1,481)**	(5,994)
	828	(8,039)	**(1,481)**	(6,121)
Net earnings (loss) and comprehensive income	**1,060**	10,594	**(5,346)**	11,885
Retained earnings, beginning of period	**28,447**	29,191	**34,853**	27,900
Retained earnings, end of period	**29,507**	39,785	**29,507**	39,785
Net earnings (loss) per share *(note 6)*				
Basic	**$ 0.02**	$ 0.20	**$ (0.08)**	$ 0.24
Diluted	**$ 0.02**	$ 0.20	**$ (0.08)**	$ 0.23

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended	June 30,	Six months ended	June 30,
	2007	2006	**2007**	2006
($000s) (unaudited)				
Cash provided by (used in):				
Operating Activities				
Net earnings (loss)	**1,060**	10,594	**(5,346)**	11,885
Items not involving cash:				
Depletion, depreciation and accretion	**49,166**	29,755	**94,776**	58,915
Future income taxes (reduction)	**828**	(7,732)	**(1,481)**	(5,994)
Stock-based compensation	**920**	1,435	**2,041**	2,955
Unrealized losses (gains) on financial instruments	**(5,084)**	719	**1,551**	(1,423)
Amortization of deferred lease inducements	**(21)**	(21)	**(42)**	(42)
Abandonment expenditures	**(229)**	(46)	**(745)**	(46)
Change in non-cash operating working capital	**258**	10,569	**1,889**	(5,552)
	46,898	45,273	**92,643**	60,698
Financing Activities				
Common shares issued for cash	**-**	-	**-**	100,620
Share issue costs	**-**	(7)	**-**	(4,346)
Proceeds on exercise of stock options	**962**	85	**1,138**	1,083
Increase (decrease) in bank indebtedness	**14,073**	26,595	**33,053**	(48,226)
	15,035	26,673	**34,191**	49,131
Investing Activities				
Property, plant and equipment additions	**(24,670)**	(32,118)	**(100,492)**	(78,677)
Property acquisitions	**-**	(14,472)	**-**	(14,682)
Purchase of investments	**-**	-	**-**	(150)
Net cash paid on business combination	**-**	-	**-**	(527)
Deferred charges	**-**	-	**-**	251
Change in non-cash investing working capital	**(37,263)**	(25,356)	**(26,342)**	(16,044)
	(61,933)	(71,946)	**(126,834)**	(109,829)
Change in cash	**-**	-	**-**	-
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**-**	-	**-**	-
Cash interest paid	**5,279**	827	**3,072**	1,575
Cash taxes paid	**-**	88	**1,025**	368

See accompanying notes to the interim consolidated financial statements.

Six months ended June 30, 2007 and 2006
(tabular amounts in thousands of dollars, unless otherwise noted)

1. Significant Accounting Policies

The interim consolidated financial statements of Highpine Oil & Gas Limited (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting policies and follow the same accounting policies as the most recent audited annual consolidated financial statements, except as noted below. Certain disclosures normally required to be included in the notes to the annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2006 and 2005.

2. Change in Accounting Policy

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") section 3855, "Financial Instruments - Recognition and Measurement," section 1530 "Comprehensive Income," section 3865 "Hedges" and section 3861 "Financial Instruments – Disclosure and Presentation." These standards have been adopted prospectively. Adoption of these standards did not impact January 1, 2007 opening balances.

i) Financial instruments

All financial instruments must initially be recognized at fair value on the balance sheet date. The Company has classified each financial instrument into the following categories: held for trading financial assets and financial liabilities, loans or receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification. Unrealized gains and losses on held for trading financial instruments are recognized in earnings. Gains and losses on available for sale financial assets are recognized in other comprehensive income and are transferred to earnings when the asset is derecognized. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method.

Upon adoption and with any new financial instrument, an irrevocable election is available that allows entities to classify any financial asset or financial liability as held for trading, even if the financial instrument does not meet the criteria to designate it as held for trading. The Company has not elected to classify any financial assets or financial liabilities as held for trading unless they meet the held for trading criteria. A held for trading financial instrument is not a loan or receivable and includes one of the following criteria:

- it is a derivative, except for those derivatives that have been designated as effective hedging instruments;
- it has been acquired or incurred principally for the purpose of selling or repurchasing in the near future; or
- it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking.

ii) Derivative instruments and hedging activities

The Company may enter into derivative instrument contracts to manage its commodity price exposure, foreign exchange exposure and interest rate exposure. The Company does not enter into derivative instrument contracts for trading or speculative purposes. The Company may choose to designate derivative instruments as hedges. Hedge accounting continues to be optional.

iii) Comprehensive income

Comprehensive income consists of net earnings and other comprehensive income ("OCI"). OCI comprises the change in the fair value of the effective portion of the derivatives used as hedging items in a cash flow hedge and the change in fair value of any available for sale financial instruments. Amounts included in OCI are shown net of tax. Accumulated other comprehensive income is a new equity category comprised of the cumulative amounts of OCI.

3. Property, Plant and Equipment

	June 30, 2007			December 31, 2006
	Cost	Accumulated depletion and depreciation	Net book value	Net book value
Petroleum and natural gas properties	$ 1,270,949	$ 294,373	$ 976,576	$ 969,784
Land, buildings and leaseholds	2,409	318	2,091	2,170
Office equipment and computers	1,038	422	616	645
	$ 1,274,396	$ 295,113	$ 979,283	$ 972,599

At June 30, 2007, approximately $152.3 million (December 31, 2006 – $152.2 million) of unproved property costs and unevaluated seismic costs were excluded from the depletion calculation. Future development costs of $39.7 million (December 31, 2006 – $56.4 million) were included in the depletion calculation. Salvage value of $23.9 million (December 31, 2006 – $23.9) was excluded from the depletion calculation.

During the six months ended June 30, 2007, cash general and administrative expenses of $1.6 million (six months ended June 30, 2006 – $1.3 million) were capitalized. The Company also capitalized $1.0 million of stock based compensation expense for the six months ended June 30, 2007.

4. Long-Term Debt

At June 30, 2007, the Company had available a $230 million revolving term credit facility with a syndicate of Canadian financial lenders and a $20 million demand operating credit facility with a Canadian financial lender.

The revolving term credit facility has a 364-day extendable revolving period plus a one-year maturity. The term date of the revolving term credit facility is May 28, 2008. In the event that the term date on May 28, 2008 is not extended, the balance under the facility will be repayable on May 27, 2009. The revolving term credit facility bears interest within a range of the lenders' prime rate to prime plus 0.25 percent depending on financial ratios of the Company. The demand operating facility bears interest at the lenders' prime rate.

The lenders review the credit facilities semi-annually. The facilities are secured by a general security agreement and a first floating charge over all of the Company's assets.

Interest expense includes $4.5 million (six months ended June 30, 2006 - $1.9 million) in respect of debt repayable for a period exceeding one year.

5. Asset Retirement Obligations

At June 30, 2007, the estimated total undiscounted cash flows required to settle asset retirement obligations were $17.9 million (December 31, 2006 – $17.9 million). Expenditures to settle asset retirement obligations will be incurred between 2007 and 2027. Estimated cash flows have been discounted using an annual credit-adjusted risk-free interest rate of 8.0 percent per annum and have been inflated using an inflation rate of 2.0 percent per annum.

Changes to asset retirement obligations were as follows:

	Six months ended June 30, 2007	Year ended December 31, 2006
Asset retirement obligations, beginning of period	**11,258**	5,898
Liabilities acquired	**-**	3,980
Liabilities incurred	**341**	1,069
Liabilities settled	**(745)**	(368)
Accretion expense	**451**	679
Asset retirement obligations, end of period	**11,305**	11,258

6. Share Capital

Authorized:

(i) an unlimited number of class A common shares without par value; and

(ii) an unlimited number of class B common shares without par value issuable in series. The class B common shares are non-voting and are not entitled to the receipt of dividends.

	Six months ended June 30, 2007		Year ended December 31, 2006	
	Shares	**Amount**	Shares	Amount
	(thousands)	*($thousands)*	*(thousands)*	*($thousands)*
Class A common shares				
Balance, beginning of period	**67,648**	**957,186**	44,250	479,496
Issued to acquire White Fire	**-**	**-**	4,089	95,480
Issued to acquire Kick	**-**	**-**	14,831	283,269
Issued for cash	**-**	**-**	4,300	100,620
Stock options exercised	**96**	**1,138**	178	1,202
Contributed surplus transferred on exercise of stock options	**-**	**80**	-	225
Share issue costs less tax effect of (2007 - nil; 2006 – $1,500)	**-**	**-**	-	(3,106)
Balance, end of period	**67,744**	**958,404**	67,648	957,186

Per Share Amounts

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
	(thousands)	*(thousands)*	***(thousands)***	*(thousands)*
Weighted average number of common shares outstanding				
Basic	**67,688**	52,788	**67,673**	50,306
Dilutive effect of stock options	**801**	953	**-**	979
Diluted	**68,489**	53,741	**67,673**	51,285

Stock Options

The Company has a stock option plan pursuant to which options to purchase class A common shares of the Company may be granted to directors, officers, employees and consultants. The outstanding stock options of the Company are exercisable for a period of six years and vest over a period of four years.

In March 2007, 1,850,500 stock options previously granted to non-officer employees at exercise prices ranging from $14.92 to $23.25 were repriced. The new exercise price was set at $12.05 which was the closing price of the Company's class A common shares on the day preceding the repricing.

The vesting period of the repriced stock options, including vested stock options, was reset. As a result of the stock options repricing, the fair value of the stock options, calculated using the Black-Scholes model, increased by $5.1 million. The increase in the fair value of the stock options will be amortized over the four year vesting period of the repriced options. All other characteristics of the repriced options, including the expiry date, remain unchanged.

A summary of changes is as follows:

	Six months ended June 30, 2007		Year ended December 31, 2006	
	Class A Common Shares Issuable Upon Exercise of Options	**Weighted Average Exercise Price**	Class A Common Shares Issuable Upon Exercise of Options	Weighted Average Exercise Price
	(thousands)	*($/share)*	*(thousands)*	*($/share)*
Balance, beginning of period	**5,077**	**15.80**	3,652	13.06
Granted	**1,644**	**12.47**	2,016	20.42
Exercised	**(96)**	**(11.84)**	(178)	(6.75)
Cancelled	**(1,637)**	**(20.02)**	(413)	(18.06)
Repriced	**(1,851)**	**(19.67)**	-	-
Repriced	**1,851**	**12.05**	-	-
Balance, end of period	**4,988**	**10.57**	5,077	15.80
Exercisable, end of period	**1,146**	**5.87**	1,271	9.44

Details of the exercise prices and expiry dates of options outstanding at June 30, 2007 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise price	Common Shares Issuable	Weighted Average Years to Expiry	Weighted Average Exercise Price	Common Shares Issuable	Weighted Average Exercise Price
	(thousands)	*(years)*	*($/share)*	*(thousands)*	*($/share)*
$2.60 - $3.50	552	1.67	$ 2.76	511	$ 2.72
$4.50 - $5.00	469	2.91	$ 4.76	349	$ 4.76
$8.10 - $9.00	282	3.43	$ 8.42	141	$ 8.42
$12.05 - $18.00	3,685	5.58	$ 12.64	145	$ 17.17
	4,988	4.77	$ 10.57	1,146	$ 5.87

The fair value of stock options granted is estimated using the Black-Scholes option pricing model with the following assumptions.

	Six months ended June 30, 2007
Weighted average expected volatility (%)	**51**
Risk-free rate of return (%)	**4.2**
Expected option life (years)	**4**
Weighted average fair value ($/share)	**5.54**

The Company does not anticipate paying any dividends during the expected life of the options.

Contributed Surplus

	Six months ended June 30, 2007	Year ended December 31, 2006
Balance, beginning of period	**9,962**	3,627
Stock-based compensation expense, net of recovery	**2,041**	5,677
Capitalized stock-based compensation expense	**982**	883
Recovery of capitalized stock-based compensation expense	**(859)**	-
Transferred to share capital on exercise of stock options	**(80)**	(225)
Balance, end of period	**12,046**	9,962

Deferred Share Units Plan

In 2006, the Company implemented a deferred share unit ("DSU") plan for non-management directors. Under the terms of the plan, DSUs awarded will vest immediately and will be settled with cash in the amount equal to the closing price of the Company's class A common shares on the date the Director specifies upon tendering their resignation from the Board.

The Company has recorded a liability of $163,000 relating to 11,400 DSUs outstanding at June 30, 2007.

7. Commodity Price Risk Management

The Company uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices. Derivative instruments are classified as held for trading and recorded at fair value on the consolidated balance sheet. No derivative instruments were designated as hedges during the six months ended June 30, 2007.

Realized Financial Instrument Gain

The realized hedging gain of $2.8 million for the six months ended June 30, 2007 relates to the cash settlement of derivative instruments.

Unrealized Financial Instrument Gain (Loss)

The unrealized financial instrument loss of $1.6 million for the six months ended June 30, 2007 represents the change in fair value of the Company's financial risk management agreements from December 31, 2006 to June 30, 2007. The loss is calculated as follows:

	Six months ended June 30, 2007
Balance, beginning of period	**3,194**
Change in fair value of derivative instrument contracts	**(1,551)**
Balance, end of period	**1,643**

The following commodity price risk management agreements were in place as at June 30, 2007.

Financial WTI Crude Oil Contracts

Term	Contract	Volume (bbls/d)	Fixed Price ($/bbl)	Unrealized Gain (Loss) as at June 30, 2007 (CDN $000s)
Jan 07 to Dec 07	Collar	1,750	US $55.00 to $86.15	(65)
Jan 07 to Dec 07	Collar	1,750	US $60.00 to $80.70	(99)
Jan 07 to Dec 07	Swap	500	Cdn $73.00	(232)
Jan 07 to Dec 07	Swap	500	Cdn $73.70	(158)
Jan 07 to Dec 07	Swap	500	Cdn $74.70	(53)
Jan 07 to Dec 07	Swap	500	Cdn $75.82	65

Financial AECO Natural Gas Contracts

Term	Contract	Volume (GJs/d)	Fixed Price ($/GJ)	Unrealized Gain (Loss) as at June 30, 2007 (CDN $000s)
Jul 06 to Mar 08	Collar	5,000	Cdn $6.00 to $11.10	361
Jan 07 to Dec 07	Swap	2,500	Cdn $7.55	553
Jan 07 to Dec 07	Swap	2,500	Cdn $7.62	584
Feb 07 to Mar 08	Swap	1,250	Cdn $7.68	302
Feb 07 to Mar 08	Swap	1,250	Cdn $7.70	385

READER ADVISORY

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this news release contain forward-looking information including expectations of future production, procurement of drilling permits, plans for and results of exploration and development activities and other operational developments and components of cash flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating

reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The terms Cash flow from operations "cash flow", and "cash flow per share" and "operating netbacks" are not recognized measures under GAAP. Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Highpine calculates cash from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Highpine also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

Highpine is a Calgary-based oil and natural gas Company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the Pembina Nisku and West Central Alberta Gas Fairways, both located in Central Alberta. The Company's class "A" common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, President and Chief Executive Officer
Bob Rosine, Executive Vice President, Corporate Development
Harry Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362

Media Contact: Shauna MacDonald (403) 538-5645

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED TO PRESENT AT THE PETERS & CO. LIMITED 2007 NORTH AMERICAN OIL AND GAS CONFERENCE

Calgary, Alberta, September 11, 2007 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**" or the "**Company**") is pleased to announce that it will be presenting at the Peters & Co. Limited 2007 North American Oil and Gas Conference taking place September 11 to September 13, 2007 in Toronto, ON at the Four Seasons Hotel. Mr. Bob Rosine, Executive Vice President, Corporate Development is scheduled to present at approximately 11:05 a.m. (EDT) on Wednesday, September 12, 2007. Highpine will post an updated corporate presentation on its website at www.highpineog.com prior to market open on Wednesday, September 12, 2007. Should you wish to view the webcast of the above presentation, please go to http://www.newswire.ca/webcast/pages/peters20070912/ and follow the links. The webcast will be archived for approximately 90 days.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, President and Chief Executive Officer
Bob Rosine, Executive Vice President, Corporate Development
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Media Contact: Shauna MacDonald (403) 538-5645

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

HIGHPINE
OIL & GAS LIMITED

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED PROVIDES UPDATE BASED ON ALBERTA ROYALTY ANNOUNCEMENT

Calgary, Alberta, October 29, 2007 - Highpine Oil & Gas Limited (TSX: HPX) ("**Highpine**") has prepared an estimate of the potential effect on cash flow of the announced Alberta royalty rate changes. If enacted, the changes to the royalty rates would become effective only on January 1, 2009.

If the changes were enacted and applicable today and based on the company's interpretation of publicly available information, Highpine estimates that the potential effect on cash flow from current production would result in an approximate reduction of 29% (based on a benchmark constant price deck of WTI USD $70/bbl and AECO CDN $6.00/MMbtu and using a par foreign exchange ratio) and that the potential effect on before tax discounted cash flows (discounted at 10%) would result in an approximate reduction of 27%.

Given the methodology used in the proposed royalty regime, the effects on cash flow will be affected by depths and productivity of wells. The actual effect of the Alberta royalty rate changes on Highpine will be determined based on the actual legislation enacted, the production rates, commodity prices and product mix after January 1, 2009.

Highpine believes that the royalty changes produce a number of anomalous and discriminatory results for companies engaged in high-risk oil exploration. Highpine intends to continue to work with the Government of Alberta to address what it believes to be these unintended consequences of a number of the proposed changes.

Highpine is a Calgary-based oil and natural gas company engaged in exploration for and the acquisition, development and production of natural gas and crude oil in western Canada. Highpine's current exploration and development efforts are focused in the West Pembina Nisku and West Central Alberta Gas Fairway, both located in Central Alberta. The company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, President and Chief Executive Officer
Bob Rosine, Executive Vice President, Corporate Development
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com

Reader Advisory

Certain information regarding Highpine in this news release including management's assessment of future plans and operations and the effect on Highpine and its cash flow from changes to royalty rates in Alberta may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, risks associated with sour hydrocarbons, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the forgoing list of factors is not exhaustive. Additional information on these and other factors that could effect Highpine's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Highpine's website (www.highpineog.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Highpine does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The term "cash flow" is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that in addition to net earnings, cash flow is a useful supplemental measure as it provides an indication of the results generated by Highpine's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Highpine's performance. Highpine's method of calculating cash flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Highpine calculates cash from operations as cash from operating activities before the change in non-cash working capital related to operating activities.

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